Exhibit 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own independent financial advice from your stockbroker, bank manager, solicitor, or other independent professional adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising upon investment in shares and other securities if you are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in your own jurisdiction.
If you have sold or otherwise transferred all your Wellington Shares, please send this document together with the accompanying Prospectus and reply-paid envelope but not any personalised Form Of Acceptance And Election as soon as possible to the purchaser or transferee or to the stockbroker, bank manager or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents should not be distributed, forwarded or transmitted in or into or from Canada, Australia or any other jurisdiction where to do so would constitute a violation of the laws of such jurisdiction. If you have sold or otherwise transferred only part of your holding of Wellington Shares, you should retain these documents.
Applications will be made to the UK Listing Authority for the New Catlin Shares to be admitted to the Official List and to the London Stock Exchange for the New Catlin Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. It is expected that Admission will become effective and that dealings in the New Catlin Shares will commence shortly following the date on which the Offer becomes or is declared wholly unconditional.
JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Catlin and no one else in connection with the Offer and will not be responsible to anyone other than Catlin for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or in relation to the contents of this document or any transaction or arrangement referred to herein.
Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Wellington and no one else in connection with the Offer and will not be responsible to anyone other than Wellington for providing the protections afforded to clients of Lexicon Partners nor for providing advice in relation to the Offer or in relation to the contents of this document or any transaction or arrangement referred to herein.
This document should be read in conjunction with the accompanying Form Of Acceptance And Election (if you hold your Wellington Shares in certificated form) and the Prospectus relating to Catlin and the New Catlin Shares which has been prepared in accordance with the Prospectus Rules and a copy of which has been filed with the Financial Services Authority in accordance with paragraph 3.2.1 of the Prospectus Rules.

Recommended Offer by
Catlin Group Limited
for the entire issued and to be issued share capital of
Wellington Underwriting plc

A letter from the Chairman of Wellington recommending acceptance of the Offer is set out in Part I of this document. The procedure for acceptance of the Offer is set out on pages 27 to 31 of this document and, if your Wellington Shares are held in certificated form, in the accompanying Form Of Acceptance And Election.
The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.
The availability of the New Catlin Shares to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which such persons are located. Persons who are not resident in the United Kingdom should inform themselves and observe any applicable requirements.
The Offer is not being made, directly or indirectly, in or into or from Canada, Australia or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of any of these jurisdictions and the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within Canada, Australia or such other jurisdiction. Accordingly, copies of this document, the Form Of Acceptance And Election, the Prospectus and any other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into or from Canada, Australia or such other jurisdiction as doing so may render invalid any purported acceptance of the Offer. Any person (including, without limitation, nominees, trustees or custodians) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and the accompanying documents to any jurisdiction outside the United Kingdom should read the further details in this regard which are contained in paragraph 8 of Part B of Appendix I of this document and seek appropriate advice before taking any action.
This document does not constitute an offer to sell or the solicitation of an offer to buy New Catlin Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The New Catlin Shares to be issued pursuant to the Offer have not been, nor will they be, registered under the United States Securities Act of 1933 (as amended), or under any of the relevant securities laws of Canada or Australia. Accordingly, except pursuant to an exemption, if available, from any applicable registration requirements and otherwise in compliance with all applicable laws, the New Catlin Shares may not be offered, sold or delivered, directly or indirectly, in or into, the United States, Canada or Australia or to or for the account or benefit of any person located in the United States, Canada or Australia.
All references to the Common Shares, Catlin Shares or New Catlin Shares in this document shall be deemed, where the context permits, to be references to the Depositary Interests.
Forward-looking statements
Certain statements contained in this document, including those in Parts I and II headed “Letter of recommendation from the Chairman of Wellington” and “Letter from the Chairman of Catlin” constitute “forward-looking statements”. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “prepares”, “anticipates”, “expects”, “intends”, “may”, “will”, “should” or, in each case, their negative or other variations or comparable terminology. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Wellington or Catlin, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Wellington’s or Catlin’s present and future business strategies and the environment in which Wellington and Catlin will operate in the future. Such risks, uncertainties and other factors relating to the Acquisition are set out more fully in the section of the Prospectus headed “Risk Factors”.
Notice to US holders of Wellington Shares
The Offer will be for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The Offer will be made in the United States pursuant to an exemption from the offer and registration requirements under the US securities laws and otherwise in accordance with the requirements of the City Code. The Offer will not be made available in any jurisdiction in the United States in which the making of the Offer or the right to tender Wellington Shares would not be in compliance with the laws of such jurisdiction or would be subject to restrictions. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law. Financial statements included in the Prospectus accompanying this document have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies.
The receipt of cash and shares pursuant to the Offer by a US holder of Wellington Shares will be a taxable transaction for US federal income tax purposes and may be a taxable transaction under applicable US state and local, as well as foreign and other, tax laws. Each US holder of Wellington Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer. For further information see “United States federal income taxation” in paragraph 18.2 of Part II of this document and in Part XIII of the Prospectus.
It may be difficult for US holders of Wellington Shares to enforce their rights and any claim they may have arising under the US federal securities laws, since Catlin and Wellington are located in non-US jurisdictions, and some or all of their officers and directors may be residents of non-US jurisdictions. US holders of Wellington Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.
Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved the securities offered in connection with the Offer, or determined if this document or the Offer is accurate or complete. Any representation to the contrary is a criminal offence.
US securities laws may restrict the ability of US holders of New Catlin Shares to participate in certain rights offerings or share or security dividend alternatives which Catlin may undertake in the future, in the event Catlin is unable or chooses not to register those securities under the US securities laws and is unable to rely on an exemption from registration under those laws. While Catlin is not currently planning any transaction of this type, Catlin may take such actions in the future and there can be no assurance that it will be feasible to include US holders of New Catlin Shares in those actions.
If the Wellington Shares held by a US shareholder participating in the Offer are subject to restrictions on transfer under the US securities laws at the time of exchange then the New Catlin Shares acquired by such shareholder will also be restricted to the same extent and proportion as the Wellington Shares tendered by such shareholder in the Offer.
No protection of the City Code on Takeovers and Mergers
The City Code does not apply to Catlin because it is incorporated in Bermuda. Therefore, if the Offer becomes or is declared wholly unconditional, Wellington Shareholders should be aware that they will no longer benefit from the protection of the general principles and other relevant provisions of the Code. Further, Bermuda law does not contain any provisions similar to the City Code. It is, therefore, possible that an offeror may gain control of Catlin in circumstances where non-selling shareholders do not receive, or are not given the opportunity to receive, the benefit of any control premium paid to selling shareholder(s). Catlin’s Bye-laws contain certain takeover related protections, although these do not provide the full protections afforded by the City Code and enforcement of such provisions is the responsibility of Catlin, not the Panel. The relevant provisions of Catlin’s Bye-laws are summarised in Part XIV of the Prospectus.
Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Catlin or of Wellington, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities” must be publicly disclosed by no later than 3.30 pm (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is withdrawn or until the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Catlin or Wellington, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Catlin or of Wellington by Catlin or Wellington, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.
“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Code, you should consult the Panel.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Catlin or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Wellington Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Citigroup Global Markets Limited will continue to act as an exempt principal trader in Wellington Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

To accept the Offer

1.	If you hold your Wellington Shares in certificated form (that is, not in CREST), complete the Form Of Acceptance And Election in accordance with paragraph 19.1 of Part II of this document. Return the completed and signed Form Of Acceptance And Election (along with any appropriate document(s) of title including your share certificate(s)) using the enclosed reply-paid envelope (if you are posting within the United Kingdom) as soon as possible and, in any event, so as to be received by no later than 1.00 pm (London time) on 18 December 2006.

2.	If you hold your Wellington Shares in CREST, you should follow the procedures set out in paragraph 19.2 of Part II of this document, so as to ensure that your TTE instruction(s) settle(s) no later than 1.00 pm (London time) on 18 December 2006.
If you require assistance, please telephone Capita Registrars, Receiving Agent to the Offer, on 0870 162 3121 (from within the UK) and +44 20 8639 2157 (from outside the UK). However, you should be aware that Capita Registrars cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.
Settlement
Subject to the Offer’s becoming or being declared unconditional in all respects, settlement for those Wellington Shareholders who have validly accepted the Offer will be effected within 14 days of the Offer’s becoming or being declared unconditional in all respects or, in relation to valid acceptances received after this date, within 14 days of receipt of that acceptance.
This page should be read in conjunction with the rest of this document and, for holders of Wellington Shares in certificated form, the Form Of Acceptance And Election. Wellington Shareholders are recommended to seek financial advice from their stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000, if they are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in their own jurisdiction.
THE FIRST CLOSING DATE OF THE OFFER IS 1.00 PM
(LONDON TIME) ON 18 DECEMBER 2006.

PART I
LETTER OF RECOMMENDATION FROM THE
CHAIRMAN OF WELLINGTON
Incorporated in England and Wales under the Companies Act 1985 with registered number 2966836

Directors	Address
John Barton (Chairman)* Preben Prebensen Katherine Letsinger David Ibeson John Engestrom* Paul Hamilton* Julian Hance*	88 Leadenhall Street London EC3A 3BA

*	Non-executive Directors
24 November 2006
To Wellington Shareholders and, for information only, to participants in the Wellington Share Schemes.
Dear Shareholder
RECOMMENDED OFFER BY CATLIN GROUP LIMITED
FOR WELLINGTON UNDERWRITING PLC

1.	Introduction
As you will be aware, on 30 October 2006 Wellington and Catlin announced the terms of a recommended offer to be made by Catlin for the whole of the issued and to be issued share capital of Wellington.

I am writing to you, as Chairman of Wellington, to set out the background to and reasons for the Offer and to explain why the Wellington Directors, who have been so advised by Lexicon Partners, consider that the terms of the Offer are fair and reasonable and are unanimously recommending that you accept the Offer as the Wellington Directors have irrevocably undertaken to do in respect of their own beneficial holdings of Wellington Shares (representing approximately 0.16 per cent. of the existing issued share capital of Wellington).

2.	The Offer
The formal Offer is set out in Part II and Appendix I of this document. Further details of the Offer, and the actions you should take to accept it, are set out in Part II and in Appendix I to this document and, in respect of Wellington Shares held in certificated form, in the accompanying Form Of Acceptance And Election.
The Offer is being made on the following basis:

for each Wellington Share	0.17 New Catlin Shares and 35 pence in cash
Based on the Closing Price of Catlin on 27 October 2006 (the last Business Day prior to the Announcement), the Offer:

•	valued each Wellington Share at approximately 121 pence;

•	valued the then existing issued share capital of Wellington at approximately £591 million;

PART I LETTER FROM THE CHAIRMAN OF WELLINGTON

•	represented a premium for Wellington Shareholders of approximately 25 per cent. to the Closing Price of Wellington on 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions); and

•	represented a premium of approximately 31 per cent. to the average Wellington Share price over the one month period prior to 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions).

Based on the Closing Price of Catlin on 22 November 2006 (the latest practicable date prior to the publication of this document), the Offer:

•	values each Wellington Share at approximately 122 pence;

•	values the existing issued share capital of Wellington at approximately £602 million;

•	represents a premium for Wellington Shareholders of approximately 1.8 per cent. to the Closing Price of Wellington on 22 November 2006 (the latest practicable date prior to the publication of this document); and

•	represents a premium for Wellington Shareholders of approximately 25 per cent. to the Closing Price of Wellington of 97.25 pence on 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions).

Full acceptance of the Offer, were no options or awards existing under the Wellington Share Schemes to be exercised, would result in the issue of approximately 84 million New Catlin Shares representing approximately 34 per cent. of the issued common share capital of Catlin as enlarged by the Acquisition. In addition, Wellington Shareholders will receive cash consideration, in aggregate, of approximately £173 million.
The consideration in the form of New Catlin Shares will allow Wellington Shareholders to participate in future value creation and dividends payable by the Enlarged Group, including the benefit of cost and revenue synergies not otherwise available to Wellington Shareholders were Wellington to remain as a stand-alone business.
The Wellington Board notes that the Catlin Board expects to declare a 2006 final dividend of 17 pence, bringing the full year 2006 dividend to 23 pence per Catlin Share and that the New Catlin Shares will qualify for the 2006 final dividend which is expected to be paid to shareholders of the Enlarged Group in May 2007. The rebased dividend will deliver significant income uplift to Wellington Shareholders. Taking account of the terms of the Offer, Wellington Shareholders would have benefited from a pro forma income uplift of 37 per cent. on their full year 2005 dividend at Catlin’s rebased 2006 level.
The Wellington Shares are to be acquired by Catlin pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emptive rights and other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid after the date of the Announcement save for the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to be paid on 24 November 2006 which will remain payable to Wellington Shareholders on the register as at the close of business on 15 September 2006.
Applications will be made for the New Catlin Shares to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities.
A Mix And Match Facility will be available to Wellington Shareholders pursuant to which Wellington Shareholders accepting the Offer may, subject to availability, elect to vary the proportions in which they receive New Catlin Shares and cash in respect of their holdings of Wellington Shares. Further details of the Mix And Match Facility are set out in paragraph 3 of the letter from the Chairman of Catlin contained in Part II of this document. Wellington Shareholders should be aware that Catlin may close the Mix And Match Facility at the First Closing Date. Whilst Catlin has reserved the right to do so, it may not re-introduce the Mix And Match Facility. Wellington Shareholders who wish to take advantage of the Mix And Match Facility are therefore encouraged to accept the Offer and make their election under the Mix And Match Facility by 1.00 pm on 18 December 2006.
The Offer is subject to the terms and conditions set out in Appendix I to this document and, for holders of Wellington Shares in certificated form, the accompanying Form Of Acceptance And Election including, inter alia: (i) receipt of acceptances in respect of 90 per cent. (or such lesser percentage greater than 50 per cent. as Catlin may decide) of the Wellington Shares to which the Offer relates; (ii) the approval of Catlin Shareholders at

PART I LETTER FROM THE CHAIRMAN OF WELLINGTON

the General Meeting; (iii) the admission of the New Catlin Shares to the Official List becoming effective in accordance with the Listing Rules and to trading on the London Stock Exchange’s main market for listed securities becoming effective in accordance with the Admission and Disclosure Standards; and (iv) the receipt of certain regulatory consents from the Financial Services Authority, Lloyd’s and other regulatory bodies.

3.	Background to and reasons for recommending the Offer

Wellington’s strategy has been to create a specialist insurance and reinsurance group with a substantial presence both inside and outside the Lloyd’s market. Wellington’s strategic priorities during 2006 have been to:

•	deliver strong performance from the Wellington Group’s underwriting operations;

•	grow the Wellington Group’s competitive advantage in the United States of America;

•	add to the Wellington Group’s participation on Syndicate 2020, provided the terms meet the Wellington Group’s economic objectives; and

•	continue to explore the development of additional trading platforms that would bring clear advantages when combined with the Wellington Group’s existing Lloyd’s franchise and US operations.
The Boards of both Wellington and Catlin believe that Catlin and Wellington’s existing businesses are a strong complementary fit and the Acquisition is expected to bring material benefits to both businesses. The Enlarged Group will be a major international specialty insurance business with well established underwriting platforms in the United Kingdom and Bermuda and a significantly enhanced underwriting and distribution platform in the US.
Both businesses have strong operational and underwriting expertise which will be further strengthened and diversified through the combination. While both Catlin and Wellington have among the largest Lloyd’s syndicates, Catlin has a well developed Bermuda platform — an area where Wellington has plans to expand. In the US, Wellington has a growing business generating approximately $280 million in gross premiums written in 2006 which will accelerate Catlin’s existing plans to develop in that market. The combination therefore creates the opportunity for both significant cost savings and revenue growth.
The Wellington Board therefore believes that the Offer is attractive for Wellington Shareholders. Having carefully considered the proposed Offer terms and the plans for the Enlarged Group, the Board is confident that the Offer will deliver more certain and greater value to Wellington Shareholders than Wellington’s stand-alone strategic plans. In particular, the Wellington Board believes that the combination with Catlin will accelerate Wellington’s planned entry into the Bermuda market and facilitate a restructuring of Wellington’s relationship with third party capital providers without recourse to shareholders, whilst at the same time creating a group with the scale, diversity and depth of talent to compete on a global stage.

4.	Current trading
Wellington released its interim results for the six months to 30 June 2006 on 31 August 2006. The rate increases experienced in the hurricane exposed classes early in the year have continued as a result of tightening capacity and significant rate increases for reinsurance programmes renewed over the course of the year. The Wellington Group has benefited from this shift in the market throughout the year in both its direct and reinsurance classes of business while closely managing exposures. As at 30 September 2006, the Wellington Group’s rate indices showed a total rate increase on new and renewed business of 16 per cent. for the first nine months of 2006, across all lines of business, of which 3 per cent. was related to non-hurricane exposed classes of business which is within the Wellington Group’s expectations. Catastrophe exposed lines have increased more markedly, driving the majority of the overall rate increase. Syndicate 2020 remains on track to write approximately $1.7 billion (£905 million) of gross written premiums in 2006 and, prior to the Announcement, its underwriting capacity was expected to increase for the 2007 year of account.
Wellington’s US operations (WUI and WSIC) remain on track to underwrite or introduce approximately $280 million of gross written premium in 2006 (of which approximately $230 million is business underwritten or introduced to Syndicate 2020 by WUI and approximately $50 million is business written by WSIC). This is expected to grow further in 2007.
As at the date of this document, although still exposed to catastrophe risk, the Wellington Group is not aware of any significant catastrophe losses having occurred in 2006 to date which would be likely to have a material impact on underwriting results. Loss experience for non-catastrophe classes of business has been in line with or

PART I LETTER FROM THE CHAIRMAN OF WELLINGTON

better than the Wellington Board’s assumptions in the period to 30 September 2006. The Wellington Group recently completed its quarterly internal review of Syndicate 2020’s loss reserves as at 30 September 2006, which indicate no material change in respect of 2005 and prior accident year reserves to the overall position reported in the interim results for the period to 30 June 2006. Trading conditions, loss experience and cash flow within Syndicate 2020 have been, to date, in line with or better than the Wellington Board’s expectations.
The information provided above on loss experience and Syndicate 2020’s reserves does not necessarily mean that there will be an improvement in the Wellington Group’s profitability either in the periods referred to or for the full financial year. This is principally because losses in respect of the periods referred to which have not so far been reported or anticipated may arise.

5.	Cessation of Syndicate 2020
In conjunction with the Offer, WUAL has applied to Lloyd’s for permission to cease Syndicate 2020 with effect from the end of 2006, with the capital provided by Wellington Corporate Members to that syndicate being made available to support underwriting on Syndicate 2003 for the 2007 year of account. For the 2006 year of account, Wellington’s underwriting capacity on Syndicate 2020 is 67 per cent. of £800 million. Following purchases in the 2006 capacity auctions, Wellington’s planned underwriting capacity for the 2007 year of account on Syndicate 2020 was, prior to the Announcement, expected to be approximately 70 per cent. of £850 million.
Catlin believes from experience, and Wellington concurs, that there are significant benefits to be derived from full ownership of syndicate capacity and, accordingly, underwriting capacity on Syndicate 2003 will not be made available to unaligned members of Syndicate 2020. If the Cessation Application is approved, compensation will be paid to the unaligned members for the cessation of Syndicate 2020. The terms of the proposed compensation allow the unaligned members of Syndicate 2020 to choose between receiving either: (i) 50 pence in cash for each £1 of prospective 2007 capacity on Syndicate 2020; or (ii) 40 pence in cash for each £1 of prospective 2007 capacity on Syndicate 2020 plus the option to maintain an equivalent amount of capacity on a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for at least the 2007 and 2008 years of account. Should all unaligned members choose the all cash option, compensation paid would total approximately £127 million. Members’ agents representing unaligned members of Syndicate 2020 recommend that all unaligned members of Syndicate 2020 for whom they act vote in favour of and accept the terms of the proposed compensation. Catlin and Wellington expect that the Cessation Application will be determined by early December 2006.
The Cessation Application and payment of compensation are conditional upon the Offer becoming or being declared unconditional in all respects, but the Offer is not conditional upon approval of the Cessation Application and will proceed, provided all of the conditions to the Offer are satisfied, regardless of whether or not the Cessation Application is approved.
In accordance with the requirements of Rule 16 of the Code, Lexicon Partners has confirmed that, having regard to the synergies and other benefits of the Offer, the payment of compensation pursuant to the Cessation Application to the unaligned members of Syndicate 2020 on the proposed terms is fair and reasonable so far as the independent Wellington Shareholders (being those Wellington Shareholders who are not unaligned members of Syndicate 2020) are concerned.

6.	Management and employees

Following the Acquisition, Catlin’s senior management will continue to lead the Enlarged Group in their current roles. The Wellington Board notes, however, that the Board of Catlin:

•	recognises the importance of the skills and experience of the existing management and employees of Wellington and believes that they will be an important factor for the continuing success of the Catlin Group; and

•	recognises the importance of retaining and incentivising key Wellington people as the two businesses come together and therefore intends to put in place appropriate retention arrangements to ensure a smooth transition and appropriate recognition, with these arrangements being applied consistently to key people across the Enlarged Group.

PART I LETTER FROM THE CHAIRMAN OF WELLINGTON

The Wellington Board also welcomes the assurances given by Catlin that:

•	following the Offer’s becoming or being declared unconditional in all respects, it expects the existing employment rights and terms and conditions of employment of the Wellington Group’s employees will be fully safeguarded;

•	Wellington’s pension obligations will be complied with;

•	it has no intention to make detrimental changes to the benefits provided under Wellington’s pension schemes; and

•	its plans do not involve any changes to the conditions of employment of the Wellington Group employees, nor are there any plans to change the principal locations of the Wellington Group’s business.

7.	Wellington share schemes
The Offer extends to any Wellington Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptances (or, subject to the City Code, by such earlier date as Catlin may decide), including Wellington Shares issued pursuant to the exercise of options or awards granted under the Wellington Share Schemes or otherwise.
Participants in the Wellington Share Schemes will be written to separately and appropriate proposals will be made to such participants in due course.

8.	Inducement fee

Catlin and Wellington have agreed that each party shall pay to the other an inducement fee of £5.9 million in certain circumstances. Further details of the inducement fee are set out in paragraph 7.7 of Appendix III to this document.

9.	Delisting and compulsory acquisition of Wellington Shares
Your attention is drawn to paragraph 13 of the letter from the Chairman of Catlin in Part II of this document entitled “Delisting and compulsory acquisition of Wellington Shares” in relation to Catlin’s intentions with regard to the delisting and compulsory acquisition of Wellington Shares.

10.	Overseas shareholders
The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction where they are resident. Wellington Shareholders who are not resident in the United Kingdom should refer to the information contained in paragraph 17 of Part II of this document.

11.	Taxation
Your attention is drawn to paragraph 18 of the letter from the Chairman of Catlin in Part II of this document entitled “Taxation”. If you are in any doubt as to your tax position, or if you are subject to taxation in a jurisdiction outside the United Kingdom or the United States, you should consult an appropriately qualified independent financial or tax adviser immediately.

12.	Further information
Your attention is drawn to Part II of this document which contains, inter alia, information relating to Catlin and its current trading and prospects, the financing of the Acquisition, an explanation of Catlin’s rationale for making the Offer and the strategic benefits that Catlin expects to result from the Acquisition. Your attention is also drawn to the Appendices to this document, and, for those Wellington Shareholders holding Wellington Shares in certificated form, the accompanying Form Of Acceptance And Election. You should also refer to the accompanying Prospectus which contains further information on the Catlin Group and the New Catlin Shares when considering whether or not to accept the Offer.

PART I LETTER FROM THE CHAIRMAN OF WELLINGTON

13.	Action to be taken
Your attention is drawn to paragraph 19 of Part II of this document, Parts A, B, C and D of Appendix I to this document and, if your Wellington Shares are held in certificated form, to the Form Of Acceptance And Election, which, together, set out the procedure for acceptance of the Offer.
To accept the Offer and, if appropriate, to make an election under the Mix And Match Facility, if you hold Wellington Shares in certificated form, the Form Of Acceptance And Election must be completed and signed in accordance with the procedure set out in paragraph 19.1 of Part II of this document and the instructions printed on the form and returned as soon as possible and, in any event, so as to be received by post or (during normal business hours only) by hand to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, by no later than 1.00 pm (London time) on 18 December 2006. A reply-paid envelope for use in the UK only is enclosed. If you require further assistance as to how to complete the Form Of Acceptance And Election, or require additional copies of the Form Of Acceptance And Election, please telephone Capita Registrars on 0870 162 3121 or, if calling from outside the UK, on +44 20 8639 2157.
In order to accept the Offer in respect of Wellington Shares held in uncertificated form (that is, in CREST) and, if appropriate, to make an election under the Mix And Match Facility, your acceptance and election should be made electronically through CREST, by following the procedure set out in paragraph 19.2 of Part II of this document, so that the TTE instruction settles not later than 1.00 pm (London time) on 18 December 2006.
If you are in any doubt about the action you should take you should consult an independent professional adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or, if not, from another appropriately authorised financial adviser in your own jurisdiction without delay.

14.	Recommendation

The Wellington Directors, who have been so advised by Lexicon Partners, consider the terms of the Offer to be fair and reasonable. In providing advice to the Wellington Directors, Lexicon Partners has taken into account the commercial assessments of the Wellington Directors. Accordingly, the Wellington Directors unanimously recommend Wellington Shareholders to accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings, which in aggregate amount to 764,244 Wellington Shares, representing approximately 0.16 per cent. of Wellington’s issued share capital.
Yours sincerely
John Barton
Chairman

PART II

LETTER FROM THE CHAIRMAN OF CATLIN
Incorporated and registered in Bermuda under registration number 26680
Address
Cumberland House
1 Victoria Street
Hamilton HM11
Bermuda

24 November 2006
To Wellington Shareholders and, for information only, to participants in the Wellington Share Schemes.
Dear Sir or Madam
Recommended Offer for Wellington

1.	Introduction
On 30 October 2006, the boards of Catlin and Wellington announced the terms of a recommended offer to be made by Catlin, for the whole of the issued and to be issued share capital of Wellington. Your attention is drawn to the letter from the Chairman of Wellington in Part I of this document which sets out the reasons why the Wellington Directors, who have been so advised by Lexicon Partners, consider the terms of the Offer to be fair and reasonable and why the Wellington Directors unanimously recommend all Wellington Shareholders to accept the Offer.
This letter and Appendix I to this document contain the formal Offer. They are accompanied by, and should be read in conjunction with, the Form Of Acceptance And Election (which sets out further terms and conditions to the Offer for holders of Wellington Shares in certificated form), the rest of this document, which contains financial and other information on Catlin and Wellington, and the Prospectus which contains further information on the Catlin Group and details of the rights attaching to the New Catlin Shares.
The procedures for acceptance of the Offer and settlement of the consideration due under the Offer are set out in paragraphs 19 and 20 respectively of this letter.

2.	The Offer

Catlin is offering to acquire, on the terms and subject to the conditions and further terms set out in Appendix I to this document and, in respect of Wellington Shares in certificated form, the accompanying Form Of Acceptance And Election, the whole of the issued and to be issued share capital of Wellington on the following basis:

for each Wellington Share	0.17 New Catlin Shares and 35 pence in cash
Based on the Closing Price of Catlin on 27 October 2006 (the last Business Day prior to the Announcement), the Offer:

•	valued each Wellington Share at approximately 121 pence;

•	valued the then existing issued share capital of Wellington at approximately £591 million;

•	represented a premium for Wellington Shareholders of approximately 25 per cent. to the Closing Price of Wellington of 97.25 pence on 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions); and

•	represented a premium of approximately 31 per cent. to the average Wellington Share price over the one month period prior to 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions).

Based on the Closing Price of Catlin on 22 November 2006 (the latest practicable date prior to the publication of this document), the Offer:

•	values each Wellington Share at approximately 122 pence;

PART II LETTER FROM THE CHAIRMAN OF CATLIN

•	values the existing issued share capital of Wellington at approximately £602 million;

•	represents a premium for Wellington Shareholders of approximately 1.8 per cent. to the Closing Price of Wellington on 22 November 2006 (the latest practicable date prior to the publication of this document); and

•	represents a premium for Wellington Shareholders of approximately 25 per cent. to the Closing Price of Wellington of 97.25 pence on 23 October 2006 (the last Business Day prior to the announcement that Catlin and Wellington were in discussions).

Full acceptance of the Offer, were no options or awards existing under the Wellington Share Schemes to be exercised, would result in the issue of approximately 84 million New Catlin Shares representing approximately 34 per cent. of the issued common share capital of Catlin as enlarged by the Acquisition. In addition, Wellington Shareholders will receive cash consideration, in aggregate, of approximately £173 million.
The Offer is final and will not be increased, except that Catlin reserves the right to increase the Offer if any third party announces a firm intention to make an offer for Wellington.

The Wellington Shares are to be acquired by Catlin pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emptive rights and other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid after 30 October 2006 (being the date of the Announcement) save for the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to be paid on 24 November 2006 to Wellington Shareholders on the register as at 15 September 2006.

The New Catlin Shares to be allotted and issued in connection with the Offer will be allotted and issued credited as fully paid and will rank pari passu in all respects with the existing issued Catlin Shares, together with the right to receive and retain in full all dividends and other distributions declared, made or paid on Catlin Shares. Entitlements to New Catlin Shares will be rounded down to the nearest whole number of New Catlin Shares.
The Offer is conditional upon, inter alia:

(i)	valid acceptances being received by not later than 1.00 pm on the First Closing Date (or such later time and/or date as Catlin may, subject to the rules of the Code, decide) in respect of not less than 90 per cent. (or such lesser percentage being greater than 50 per cent. as Catlin may decide) in nominal value and in voting rights of the Wellington Shares to which the Offer relates;

(ii)	the passing of the resolutions at the General Meeting;

(iii)	Admission;

(iv)	the Financial Services Authority having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it does not object to any person pursuant to the Offer becoming a controller of any member of the wider Wellington Group or any member of the wider Catlin Group for the purposes of the FSMA and Lloyd’s having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it consents to Catlin and any other person becoming a controller of WUAL and the Wellington Corporate Members for the purposes of the Lloyd’s Definitions Bye-Law;

(v)	the Office of Fair Trading indicating in terms satisfactory to Catlin that it does not intend to refer the Acquisition or any matters arising therefrom to the Competition Commission; and

(vi)	all filings having been made and all or any applicable waiting and other time periods (including extensions thereto) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in respect of the Offer and the acquisition of any shares in, or control of, Wellington or any other member of the Wellington Group by Catlin or any member of the wider Catlin Group or any matters arising therefrom.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

3.	The Mix And Match Facility
Wellington Shareholders (other than certain overseas persons) who validly accept the Offer will be entitled to elect, subject to availability, to vary the proportions in which they receive New Catlin Shares and cash in respect of their holdings of Wellington Shares. However, the total number of New Catlin Shares to be issued and the maximum aggregate amount of cash to be paid under the Offer will not be varied as a result of elections under the Mix And Match Facility. Accordingly, satisfaction of elections made by Wellington Shareholders under the Mix And Match Facility will depend on the extent to which other Wellington Shareholders make offsetting elections. Satisfaction of elections under the Mix And Match Facility will be effected on the basis of 508.5 pence in cash (being the Closing Price of a Catlin Share on 27 October 2006, the last Business Day prior to the Announcement) for each New Catlin Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, Wellington Shareholders who make an election under the Mix And Match Facility will not necessarily know the exact number of New Catlin Shares or the amount of cash they will receive until settlement of the consideration due to them in respect of the Offer. Elections under the Mix And Match Facility will not affect the entitlements of those Wellington Shareholders who do not make any such elections.
The Mix And Match Facility will remain open at least until 1.00 pm on the First Closing Date. It may be closed then, or on any subsequent closing date, without prior notice. If the Offer is not then declared unconditional as to acceptances, the Mix And Match Facility may be extended to a later date. However, Wellington Shareholders should note that the closing date for the Mix And Match Facility may be earlier than the final closing date of the Offer. If the Mix And Match Facility has been closed, Catlin reserves the right to reintroduce the Mix And Match Facility, subject to the Code.
The Mix And Match Facility is conditional upon the Offer’s becoming or being declared unconditional in all respects.
Further information on the Mix And Match Facility is set out in paragraph 6 of Part B of Appendix I to this document and information on the procedure for making elections under this facility is set out in paragraph 19 of this letter.

4.	Background to and reasons for the Offer
Catlin and Wellington’s existing businesses are a strong complementary fit and the Acquisition is expected to bring material benefits to both businesses. The Enlarged Group will be a major international specialty insurance business with well established underwriting platforms in the United Kingdom and Bermuda and a significantly enhanced underwriting and distribution platform in the US.

Both businesses have strong operational and underwriting expertise which will be further strengthened and diversified through the combination. While both Catlin and Wellington have among the largest Lloyd’s syndicates, Catlin has a well developed Bermuda platform — an area where Wellington has plans to expand. In the US, Wellington has a growing business generating approximately $280 million in gross premiums written in 2006 which will accelerate Catlin’s existing plans to develop in that market. The combination therefore creates the opportunity for both significant cost savings and revenue growth. Each of Catlin’s four operating platforms — Lloyd’s, Bermuda, US and Catlin UK — will be strengthened as a result of the Acquisition.

In particular, the Catlin Board believes that the Acquisition will provide the following benefits:
Major enhancement of Catlin’s operating platforms

•	Catlin will become the largest underwriting operation at Lloyd’s based on 2007 combined stamp capacity of up to £1.3 billion

•	The enlarged Catlin US will have aggregated gross premiums written in 2006 in excess of $300 million

•	Catlin Bermuda will grow through increased intercompany reinsurance cessions and further underwriting opportunities

•	Catlin UK will develop further through writing business classes also currently underwritten by Wellington

PART II LETTER FROM THE CHAIRMAN OF CATLIN

Accelerates development of Catlin’s US business

•	Acquisition of Wellington advances Catlin’s existing expansion plans in the US by approximately two years

•	Acquisition will enhance management, underwriting staff and range of products

•	Catlin’s US expense ratio will be significantly lowered for 2007/8
Further diversifies and strengthens Catlin’s underwriting operations

•	Combination will broaden Catlin’s already diversified underwriting portfolio

•	Additional non-catastrophe related risk added to the portfolio

•	Wellington brings strong reputation for underwriting skill

•	Addition of underwriting talent will bolster Catlin’s team
Strengthens Catlin’s balance sheet (see Part XI of the Prospectus)

•	Greater financial resources will be a positive factor for clients, brokers and shareholders

•	Total investments, cash and cash equivalents will increase 81 per cent. to $4.5 billion

•	Total net asset value will increase 76 per cent. to $1.9 billion
Expected to deliver significant synergy benefits

•	Expected post-tax synergies from the combination of $70 million, projected to be achieved in full by 2008; a restructuring charge of approximately $20 million pre-tax is expected to be incurred in 2007

•	Reinsurance synergies expected due to greater diversification and therefore reduced insurance need and economies of scale

•	Significant tax synergies expected through maintenance of capital in Catlin Bermuda, resulting in an anticipated Catlin Group tax rate not exceeding 15 per cent. at projected levels of profitability

•	Operating synergies expected to stem from scale efficiencies including information technology, professional services and office costs

•	Investment synergies expected as a result of increased portfolio size and reduced investment management fee rates

5.	Financial effects on Catlin

The Acquisition is expected to be earnings neutral for Catlin in 2007 (after restructuring charges) and significantly earnings enhancing in 2008 and beyond.
The statement that the Acquisition will be earnings enhancing does not constitute a profit forecast and should not be interpreted to mean that the earnings per Catlin Share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial year.

6.	Dividend policy
The Board of Catlin expects to declare a 2006 final dividend of 17 pence, bringing the full year 2006 dividend to 23 pence per Catlin Share. This represents an increase of 48 per cent. on the full year 2005 dividend paid to Catlin Shareholders.
The New Catlin Shares will qualify for the 2006 final dividend which is expected to be paid to shareholders of the Enlarged Group in May 2007. The rebased dividend will deliver significant income uplift to Wellington Shareholders. Taking account of the terms of the Offer, Wellington Shareholders would have benefited from a pro forma income uplift of 37 per cent. on their full year 2005 dividend at Catlin’s rebased 2006 level.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

The Board of Catlin anticipates that the dividend will grow over time from this rebased level of 23 pence. The rebasing is driven by the expected enhancement to Catlin’s earnings as a result of the Acquisition and signals the Catlin Board’s confidence in the Catlin Group’s outlook.
Catlin remains committed to providing an attractive return to shareholders through the dividend and will continue its current policy under which payments are linked to recent trends in the performance of the Catlin Group and its future prospects.

7.	Information on Wellington
Wellington is the holding company of an international insurance and reinsurance group which is listed on the London Stock Exchange. Wellington was established in its current form in November 1996, following the merger of Wellington Underwriting Holdings Limited with Wellington. The core of the Wellington Group’s business is in the Lloyd’s insurance market where the Wellington Group manages and underwrites a diversified book of insurance and reinsurance business.
The Wellington Group currently conducts its underwriting activities through:

•	the management by WUAL of Syndicate 2020, and its participation on Syndicate 2020 through the Wellington Corporate Members. The Wellington Group’s participation on Syndicate 2020 amounted to 56 per cent. for the 2004, 66 per cent. for the 2005 and 67 per cent. for the 2006 years of account. Participation for the 2007 year of account was, prior to the Announcement, expected to increase to 70 per cent.

•	WUI, an underwriting agency in the United States of America which underwrites or introduces insurance and reinsurance business to Syndicate 2020

•	WSIC, a non-admitted excess and surplus lines carrier in the United States of America which writes direct casualty and non-catastrophe property business for small commercial specialty risks in the United States of America and which has an A.M. Best rating of A- (Excellent)
Syndicate 2020 has premium income capacity of £800 million for the 2006 year of account and, prior to the Announcement, was expected to have premium income capacity of £850 million for the 2007 year of account. Syndicate 2020 underwrites a diverse book of business which includes exposures from around the world in the following areas: accident and health, aviation, energy, liability, marine and war, property and reinsurance risks. Syndicate 2020 is rated A (Excellent) by A.M. Best, 3pi by Standard & Poor’s and A2 by Moody’s.
Wellington also has an investment in Aspen Insurance Holdings Limited (“Aspen”) which is a Bermuda based insurance holding company with operations in the insurance and reinsurance markets in London, Bermuda and the United States of America. As previously announced, Wellington is progressively reducing its Aspen holding, which now amounts to approximately 1 million Aspen shares (representing approximately 1.1 per cent. of Aspen’s issued share capital) and options to acquire approximately 3.8 million further Aspen shares (representing approximately 3.6 per cent. of Aspen’s issued share capital and, together with Wellington’s shareholding referred to above, approximately 4.5 per cent. of Aspen’s share capital on a fully diluted basis).
For the year to 31 December 2005, the Wellington Group reported gross written premiums of £523.4 million, a post-tax loss (on an IFRS basis) of £13.7 million, primarily as a result of the impact of the 2005 US Hurricanes, and declared a full year dividend of 4.0 pence per Wellington Share. For the six months to 30 June 2006, the Wellington Group reported gross written premiums of £357.7 million, profits after tax (on an IFRS basis) of £17.6 million and declared an interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to Wellington Shareholders on the register as at 15 September 2006. As at 30 June 2006, the Wellington Group had total shareholders’ equity of £358.2 million, equivalent to 74.3 pence per Wellington Share.
Further information relating to Wellington, including financial information, is set out in the Prospectus accompanying this document.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

8.	Information on Catlin

Established in 1984, Catlin is an international specialist property and casualty insurer and reinsurer, writing more than 30 classes of business from four underwriting platforms:

•	the Catlin Syndicate, which is one of the largest syndicates at Lloyd’s based on 2006 premium capacity of £480 million, and is a recognised leader of numerous classes of specialty insurance and reinsurance

•	Catlin Bermuda, which underwrites property treaty and casualty treaty reinsurance and property and casualty insurance, and also provides reinsurance support for other Catlin underwriting platforms

•	Catlin UK, which specialises in underwriting commercial non-life insurance for UK clients and also writes other classes of business written by the Catlin syndicate

•	Catlin US, a Texas-domiciled insurer expected to commence operations soon.
Catlin also operates offices worldwide which allow Catlin underwriters to work closely with local policyholders and brokers. The offices are located in the US, Canada (Toronto and Calgary), Australia (Sydney), Singapore, Malaysia (Kuala Lumpur), Hong Kong, Germany (Cologne), Belgium (Antwerp) and Guernsey. Catlin UK has regional offices in Glasgow, Leeds, Derby, Birmingham, Watford and Tonbridge.
Throughout its history, Catlin has emphasised a firm commitment to underwriting discipline as well as a thorough understanding of clients’ needs. A forward looking approach to managing underwriting cycles and the ability to design programmes tailored specifically for individual policyholders are among Catlin’s hallmarks.
The Catlin Syndicate, Catlin Bermuda and Catlin UK have financial strength ratings of A (Excellent) from A.M. Best. A.M. Best has recently placed the financial strength and issuer credit ratings of Catlin Bermuda and other Catlin Group companies under review with negative implications. Catlin is actively engaged in discussions with A.M. Best to alleviate any concerns that A.M. Best may have. Catlin Bermuda and Catlin UK have insurance financial strength ratings of A- (Strong) from Standard & Poor’s; the Catlin Syndicate has a Lloyd’s syndicate assessment of 4- (Low Dependency) from Standard & Poor’s.
For the year to 31 December 2005, the Catlin Group reported net income and profits before tax on a US GAAP basis of $19.7 million and $27.7 million respectively and wrote gross premiums of $1,386.6 million. For the half year to 30 June 2006, the Catlin Group reported record net income and profits before tax on a US GAAP basis of $147.3 million and $167.4 million respectively and wrote gross premiums of $903.1 million. As at 30 June 2006 the Catlin Group had stockholders’ equity of $1,091.2 million.
As at 22 November 2006, Catlin had a market capitalisation of approximately £836 million.
Further financial information relating to Catlin is set out in Appendix II to this document.

9.	Current trading and prospects of Catlin

Catlin released its interim results for the six months to 30 June 2006 on 8 September 2006. At that time Catlin reported record net income of $147.3 million (30 June 2005: $111.2 million). Gross premiums written increased by 15.5 per cent. to $903.1 million (30 June 2005: $781.7 million). At that time, Catlin also reported on the positive rating environment in catastrophe exposed classes of business following the 2005 US Hurricanes. Catlin reported that weighted average premium rates for catastrophe exposed classes of business rose by 37 per cent. during the first six months of 2006, while weighted average premium rates for other classes of business decreased by 2 per cent. Weighted average premium rates for all classes increased by 12 per cent.
The underlying trends that Catlin experienced in the period ended 30 June 2006 remained largely unchanged during the period ended 30 September 2006, with both premium volume and loss activity remaining within management’s expectations. The rating environment continued to be favourable.
The 2006 Atlantic hurricane season has been benign to date, in sharp contrast to the exceptional hurricane activity during 2005. Notwithstanding the fact that the Atlantic hurricane season has not yet concluded, the Catlin Directors are of the view that market conditions remain favourable and that Catlin is looking ahead with optimism to the remainder of 2006 and into 2007.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

10.	Management and employees
Following the Acquisition, Catlin’s senior management will continue to lead the Enlarged Group in their current roles. However, the Board of Catlin recognises the importance of the skills and experience of the existing management and employees of Wellington and believes that they will be an important factor for the continuing success of the Catlin Group.
The strength of the combination is founded on the quality of the people in both Catlin and Wellington. The Enlarged Group will draw on the combined and complementary talent of both organisations in pursuing its growth plans. Catlin recognises the importance of retaining and incentivising key Wellington people as the two businesses come together. Consistent with this, Catlin will put in place appropriate retention arrangements to ensure a smooth transition and appropriate recognition. These arrangements will be applied consistently to key people across the Enlarged Group.
Catlin has given assurances to the Wellington Board that, following the Offer’s becoming or being declared unconditional in all respects, Catlin expects that the existing employment rights and terms and conditions of employment of the Wellington Group’s employees will be fully safeguarded. Wellington’s pension obligations will also be complied with. Catlin has stated that it has no intention to make detrimental changes to the benefits provided under Wellington’s pension schemes.
Catlin’s plans do not involve any changes to the conditions of employment of the Wellington Group employees, nor are there any plans to change the principal locations of the Wellington Group’s business.

11.	Financing

As part of the financing of the Acquisition, JPMorgan has provided Catlin with an underwritten bridge financing facility of $500 million and JPMorgan may subsequently syndicate such facility to other financial institutions, in consultation with Catlin. Catlin does not intend that the payment of interest on, repayment of or security for any liability (contingent or otherwise) will depend to any significant extent on the business of Wellington. Catlin intends to refinance this facility with an issue of subordinated debt by the end of the first quarter of 2007, subject to market conditions.
JPMorgan Cazenove, as financial adviser to Catlin, is satisfied that sufficient resources are available to Catlin to satisfy in full the cash consideration payable to Wellington Shareholders under the terms of the Offer.
Further details of this financing arrangement are set out in paragraphs 6 and 7.5 of Appendix III to this document.

12.	New Catlin Shares, Depositary Interests, listing and dealings

The New Catlin Shares will be common shares of $0.01 each in the capital of Catlin. The New Catlin Shares will be issued credited as fully paid and will rank pari passu in all respects with the existing Catlin Shares. The New Catlin Shares will be issued in certificated form. Depositary Interests representing the New Catlin Shares will be issued in uncertificated form.

Application will be made for all the New Catlin Shares (or in the case of Depositary Interests, the underlying Catlin Shares) to be admitted to trading. It is expected that Admission will become effective and that dealings in the New Catlin Shares will commence on the London Stock Exchange on the first dealing day following the day on which the Offer becomes or is declared unconditional in all respects (other than as regards Admission becoming effective). Dealings will be for normal settlement.
If your Wellington Shares are held in uncertificated form (that is, in CREST) any New Catlin Shares issued to you will be in the form of Depositary Interests. This is because foreign securities (including Catlin Shares) cannot be held or traded through CREST. Capita IRG Trustees Limited acting as depositary has therefore been appointed to hold the relevant New Catlin Shares and to issue Depositary Interests in respect of the underlying New Catlin Shares. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through CREST. The Depositary Interests will have the same international security identification number (ISIN) as the underlying Catlin Shares and will not require a separate application for admission to trading. The Depositary Interests will be created and issued pursuant to a deed poll entered into by Capita IRG Trustees Limited which governs the relationship between Capita IRG Trustees Limited and the holders of the Depositary Interests. Further details of the deed poll are set out in Part XVI of the Prospectus. Application will be made for the Depositary Interests in respect of the underlying New Catlin Shares to be admitted to CREST with

PART II LETTER FROM THE CHAIRMAN OF CATLIN

effect from Admission. Holders of New Catlin Shares in certificated form who wish to hold Depositary Interests through the CREST system may be able to do so and should contact their stockbroker or CREST sponsor who will be able to advise them accordingly.

13.	Delisting and compulsory acquisition of Wellington Shares
As soon as it is appropriate to do so, and subject to the Offer’s becoming or being declared unconditional in all respects, Catlin intends to procure that Wellington applies for the cancellation of the listing of the Wellington Shares on the Official List and for the cancellation of trading for the Wellington Shares on the London Stock Exchange’s main market for listed securities. It is anticipated that such cancellations will take effect no earlier than twenty Business Days after Catlin has, by virtue of its shareholdings and acceptances of the Offer, acquired or contracted to acquire 75 per cent. of the voting rights attaching to the Wellington Shares. The cancellation of the listing would significantly reduce the liquidity and marketability of Wellington Shares.
If Catlin receives acceptances under the Offer in respect of 90 per cent. or more in nominal value and in voting rights of the Wellington Shares to which the Offer relates, Catlin will exercise its right pursuant to the provisions of Schedule 2 to the Interim Implementation Regulations to acquire compulsorily the remaining Wellington Shares. It is also proposed that following the Offer’s becoming or being declared unconditional in all respects, Wellington will be re-registered as a private company under the relevant provisions of the Companies Act.

14.	General Meeting of Catlin
The Offer is conditional upon, inter alia, Catlin Shareholders approving the Acquisition and the issue of the New Catlin Shares pursuant to the Offer. A shareholder circular, including a notice convening the General Meeting, is being sent to Catlin Shareholders today for the purpose of approving the Acquisition and related matters and the General Meeting has been convened for 12 December 2006 in Bermuda.
The Board of Catlin has unanimously recommended that Catlin Shareholders vote in favour of the resolutions to be proposed at the General Meeting as Catlin’s Directors intend to do in respect of their own beneficial holdings of Catlin Shares which represent 1.8 per cent. of Catlin’s existing issued share capital.
In addition, certain of Catlin’s significant shareholders have indicated to the Board that they are supportive of the Acquisition and that they intend to vote their shareholdings, amounting to 30,257,425 Catlin Shares in aggregate representing approximately 18.5 per cent. of the existing issued share capital of Catlin, in favour of the resolutions to be proposed at the General Meeting.

15.	Irrevocable undertakings
The Wellington Directors who hold Wellington Shares have given Catlin irrevocable undertakings to accept the Offer in respect of their own beneficial holdings of Wellington Shares, amounting in aggregate to 764,244 Wellington Shares, representing approximately 0.16 per cent. of Wellington’s existing issued share capital. The irrevocable undertakings will cease to be binding only if the Offer, having been made, lapses or is withdrawn. Further details of the terms of these irrevocable undertakings are set out in paragraph 5 of Appendix III to this document.

16.	Certain controller provisions
Catlin Shareholders and Wellington Shareholders should note that the prior consent of the Financial Services Authority and Lloyd’s (and potentially other regulatory authorities in jurisdictions in which the Catlin Group and/or the Wellington Group conduct their business) will be required for any person either alone or with their associates to hold or control, directly or indirectly, 10 per cent. or more of Catlin’s common issued share capital following the Acquisition, as that person will be regarded as a “controller” of the regulated insurance entities in the Enlarged Group. In order to obtain such consents, the relevant person will be required to provide certain information to the Financial Services Authority, Lloyd’s or other regulatory bodies (as applicable) and may be required to give certain undertakings in respect of its interest. If the relevant person fails to obtain such consent, the Catlin Board may invoke provisions contained in Catlin’s byelaws which may result in some or all of the shares in Catlin (including the New Catlin Shares) held by such person ceasing to carry the right to vote or in the person being required to sell some or all of its shares in Catlin. Shareholders should also be aware that the Financial Services Authority may exercise the powers conferred on it by section 189 of the FSMA and may impose criminal sanctions under section 191 of the FSMA.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

Any person who, directly or indirectly, becomes a holder of at least 10 per cent., 20 per cent., 33 per cent. or 50 per cent. of the Catlin Shares must notify the Bermuda Monetary Authority (the “BMA”) in writing within 45 days of becoming such a holder or 30 days from the date they have knowledge of having such a holding, whichever is later. The BMA may, by written notice, object to a person holding 10 per cent., 20 per cent., 33 per cent. or 50 per cent. of such Catlin Shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce their holding of Catlin Shares and direct, among other things, that voting rights attaching to the Catlin Shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offence.
For so long as the Enlarged Group has as a subsidiary an insurer registered under the Insurance Act of 1978 of Bermuda, the BMA may, by written notice, object to a person holding 10 per cent., 20 per cent., 33 per cent., or 50 per cent. of Catlin Shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder. In such a case, the BMA may require the shareholder to reduce its holding of Catlin Shares and direct, among other things, that such shareholder’s voting rights attaching to the Catlin Shares shall not be exercisable. A person who does not comply with such a notice or direction from the BMA will be guilty of an offence.
Wellington Shareholders should note that the City Code does not apply to Catlin because it is incorporated in Bermuda. Therefore, if the Offer becomes or is declared wholly unconditional, Wellington Shareholders will no longer benefit from the protection of the general principles and other relevant provisions of the City Code. Further, Bermuda law does not contain any provisions similar to the City Code. It is, therefore, possible that an offeror may gain control of Catlin in circumstances where non-selling shareholders do not receive, or are not given the opportunity to receive, the benefit of any control premium paid to selling shareholder(s). Catlin’s Bye-laws contain certain takeover related protections although these do not provide the full protections afforded by the City Code and enforcement of such provisions is the responsibility of Catlin, not the Panel. Wellington Shareholders should refer to the Prospectus for further information in relation to Catlin’s Bye-laws.

17.	Overseas shareholders
The attention of overseas shareholders and any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this document and the accompanying documents to any person outside the United Kingdom is drawn to paragraph 8 of Part B of Appendix I to this document and, for holders of Wellington Shares in certificated form, to the relevant provisions of the Form Of Acceptance And Election.
The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the United Kingdom or are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements. If you are in any doubt about your position, you should consult your professional adviser in the relevant territory without delay.
The Offer is not being made, directly or indirectly, in or into or from Canada, Australia or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction or by the use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions and the Offer is not capable of acceptance by any such use, means or instrumentality or facilities or from or within Canada, Australia or any such jurisdiction. Accordingly, copies of this document, the Form Of Acceptance And Election, the Prospectus and any other documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent (directly or indirectly) in or into or from Canada, Australia or any such jurisdiction as doing so may render any purported acceptance of the Offer invalid. Accordingly, any accepting Wellington Shareholder who is unable to give the representations and warranties set out in paragraph (b) of Part C or paragraph (b) of Part D of Appendix I to this document as the case may be will, subject to the provisions of paragraph 8 of Part B of Appendix I to this document, be deemed not to have validly accepted the Offer.
The New Catlin Shares to be issued pursuant to the Offer have not been, nor will they be, registered under the US Securities Act, or under any of the relevant securities laws of any state or district of the United States, Canada or Australia. Accordingly, except pursuant to an exemption, if available, from any applicable registration requirements and otherwise in compliance with all applicable laws, the New Catlin Shares may not be offered,

PART II LETTER FROM THE CHAIRMAN OF CATLIN

sold or delivered, directly or indirectly, in or into the United States, Canada or Australia or to or for the account or benefit of any person located in the United States, Canada or Australia.
Overseas shareholders located in the United States should refer to the “Notice to US holders of Wellington Shares” on page 2 of this document.

18.	Taxation

18.1	United Kingdom taxation
The following summary is intended as a general guide only and not as a comprehensive statement of United Kingdom tax issues. It is based on current UK legislation and HM Revenue and Customs’ published practice as at the date of this document, all of which are subject to change, possibly with retroactive effect. It relates only to certain limited aspects of the UK taxation position of Wellington Shareholders who are resident (and in the case of individuals, ordinarily resident and domiciled) in the UK for tax purposes. This section is not intended to be and should not be construed to be, legal or taxation advice to any particular Wellington Shareholders. In particular, this summary does not apply to the following:

•	investors who are not the absolute beneficial owners of the Wellington Shares;

•	investors who do not hold the Wellington Shares as capital assets;

•	special classes of investors such as dealers and tax-exempt investors;

•	investors that are insurance companies, collective investment schemes or persons connected with Wellington; or

•	investors that control or hold, either alone or together with one or more associated or connected persons, directly or indirectly, a 10 per cent. or greater interest in Wellington.
Further, this summary assumes that: (i) there will be no share register in the UK in respect of the New Catlin Shares; (ii) the New Catlin Shares will not be issued by a company resident for tax purposes in the UK; (iii) the New Catlin Shares will be listed on a recognised stock exchange as defined in section 841 Income & Corporation Taxes Act 1988; and (iii) the New Catlin Shares will not be paired with shares issued by a company incorporated in the UK.
Wellington Shareholders are urged when considering whether or not to accept the Offer to consult their own tax advisors regarding their own particular circumstances and the particular tax considerations applicable to them.
UK Taxation of chargeable gains
New Catlin Shares as consideration
A Wellington Shareholder who, either alone or together with persons connected with him, owns no more than five per cent. of, or of any class of, the shares or debentures in Wellington should not be treated (by virtue of Section 135 Taxation of Chargeable Gains Act 1992) as having made a disposal of Wellington Shares for the purposes of UK tax on chargeable gains as a result of accepting the Offer to the extent that he receives New Catlin Shares as consideration. Any gain or loss which would otherwise have arisen on a disposal of his Wellington Shares in exchange for New Catlin Shares should be “rolled over” into the New Catlin Shares and the New Catlin Shares should be treated as the same asset acquired at the same time as those Wellington Shares. The New Catlin Shares will therefore inherit the base cost in the Wellington Shares to the extent of such “roll-over”.
Any Wellington Shareholder who, alone or together with persons connected with him, holds more than five per cent. of, or any class of, shares in or debentures of Wellington should not be treated as making a disposal of his Wellington Shares to the extent that he receives New Catlin Shares as consideration provided the exchange of Wellington Shares for New Catlin Shares is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

HM Revenue and Customs clearances
Wellington Shareholders who, either alone or together with persons connected with them, hold more than five per cent. of the ordinary share capital of Wellington are advised that clearance in respect of the Offer has been received from the Board of Her Majesty’s Revenue and Customs pursuant to section 138 of the Taxation of Chargeable Gains Act 1992. As clearance has been granted, the exchange of Wellington Shares for New Catlin Shares will be treated as effected for bona fide commercial reasons and not forming part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Clearance pursuant to section 707 of the Income and Corporation Taxes Act 1998 (the “Taxes Act”) confirming that the provisions of section 703 Taxes Act (cancellation of tax advantages from certain transactions in securities) will not apply to the Offer has also been received.
Cash consideration
Subject to the Mix And Match Facility, Wellington Shareholders will receive 35 pence in cash in addition to 0.17 New Catlin Shares for each Wellington Share held as consideration for accepting the Offer. As described above, the receipt of New Catlin Shares should not create a disposal of Wellington Shares for the purposes of corporation tax on chargeable gains or capital gains tax, as the case may be. The receipt of cash will create a part disposal of the Wellington Shares. The extent to which such part disposal will give rise to a chargeable gain or an allowable loss is determined by each Wellington Shareholder’s particular circumstances and the availability of an exemption or relief. A corporate Wellington Shareholder should be entitled to an indexation allowance which applies to reduce any gain to the extent such gain arises due to inflation. Indexation allowance may reduce a chargeable gain but will not create an allowable loss.
The principal factors that will determine the extent to which an individual is subject to capital gains tax on any gain realised on a part disposal of Wellington Shares include the extent to which the individual shareholder realises any other capital gains in the tax year in which the disposal is made, the extent to which the individual has incurred capital losses in that or any earlier tax year, the level of the annual allowance of tax-free gains in that tax year (the “annual exemption”) and the amount of taper relief available in relation to the disposal.
The annual exemption for individuals is £8,800 for the 2006-2007 tax year and, under current legislation, this exemption is, unless the UK Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. Shareholders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.
Depending on the circumstances of the Wellington Shareholder, the Wellington Shares may be regarded as non-business assets for taper relief purposes. On that basis, the proportion of any gain realised by an individual Wellington Shareholder on the disposal or part disposal of Wellington Shares that is brought into the charge to UK capital gains tax will be reduced by taper relief if the Wellington Shares have been held by the individual for at least three years. A reduction of 5% of the gain is made for each whole year for which the individual has held the Wellington Shares in excess of two years. The maximum reduction available for non-business assets is 40% if the Wellington Shares have been held for ten complete years.
Future disposal of New Catlin Shares
If Wellington Shareholders hold New Catlin Shares or Depositary Interests after accepting the Offer and dispose of those New Catlin Shares or Depositary Interests in the future, the calculation of any gain or loss made on such a disposal should take into account the relevant proportion of the allowable original cost to the holder of acquiring his Wellington Shares. The extent to which any gain is subject to tax depends on each shareholder’s individual circumstances. For a summary of the factors that will determine the extent to which such tax is payable, please see the section entitled “Cash consideration” above.
Taxation of dividends
UK resident individuals who hold New Catlin Shares (whether directly or through a Depositary Interest) will generally be subject to UK income tax on the amount of any cash dividend received from Catlin at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of any such dividend when treated as the top slice of his income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.).

PART II LETTER FROM THE CHAIRMAN OF CATLIN

UK resident individuals are currently entitled to a tax credit of one ninth of the amount of cash dividends received on Wellington Shares, which can be set off against the individual’s income tax liability on the dividend payment. In the case of a UK resident shareholder who is not liable to income tax at the higher rate, the tax credit will satisfy in full such shareholder’s liability to income tax. To the extent a UK resident shareholder’s income exceeds the threshold for higher rate income tax, such shareholder will be able to use the tax credit to reduce the liability to income tax on the dividend payment. However, UK resident individuals who receive dividends on New Catlin Shares will not be treated as receiving a dividend from a UK company and thus will not be entitled to a tax credit in respect of that dividend.
A UK resident corporate holder who holds New Catlin Shares (whether directly or through a Depositary Interest) will generally be subject to UK corporation tax on the amount of any cash dividend received from Catlin at the prevailing corporation tax rate.
UK stamp duty and stamp duty reserve tax
No UK stamp duty or stamp duty reserve tax should be payable by a Wellington Shareholder as a result of accepting the Offer, whether or not a Wellington Shareholder receives New Catlin Shares, Depositary Interests or cash. A future transfer of New Catlin Shares should not give rise to stamp duty provided that any instrument of transfer is not executed in the UK and does not relate to any property situated or to any matter or thing done or to be done, in any part of the UK.
No stamp duty reserve tax should be payable on any transfer of Depositary Interests within CREST.
UK inheritance tax
Since it is not intended that the New Catlin Shares will be registered on a register in the UK, New Catlin Shares should constitute assets located outside the UK for the purposes of UK inheritance tax. As a result, on the death of an individual shareholder, inheritance tax could be payable if, but only if, the individual is domiciled or deemed domiciled, in the UK for such purposes at the time of death. Inheritance tax may also be payable in certain circumstances in relation to New Catlin Shares held in trust if the settlor of the trust is so domiciled, or deemed domiciled at the time the settlement was made.

18.2	US taxation
United States federal income taxation
The following is a summary of certain US federal income tax considerations relating to the sale of Wellington Shares to Catlin pursuant to the Offer by US Holders (as defined below) that accept the Offer and hold the Wellington Shares as capital assets. This summary is based on the US Internal Revenue Code of 1986, as amended, US Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific US Holders subject to special treatment under US federal income tax law (such as banks, insurance companies, dealers in securities, real estate investment trusts, certain former citizens or residents of the United States, persons who hold the Wellington Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the US dollar, persons that own (or are deemed to own) 10 per cent. or more (by voting power) of the Wellington Shares or persons that generally mark their securities to market for US federal income tax purposes). This summary does not address any US state or local or non-US tax considerations or any US federal estate, gift or alternative minimum tax considerations.
As used in this summary, the term “US Holder” means a beneficial owner of the Wellington Shares that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to US federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on 19 August 1996 and was treated as a domestic trust on that date.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

If an entity treated as a partnership for US federal income tax purposes holds the Wellington Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and the partner. Any such entity should consult its own tax advisor regarding the US federal income tax considerations applicable to it and its partners of the sale of the Wellington Shares.
Wellington Shareholders should consult their own tax advisors as to the particular tax considerations applicable to them relating to the sale of the Wellington Shares pursuant to the Offer, including the applicability of US federal, state and local tax laws and non-US tax laws.
Each taxpayer is hereby notified that: (a) any discussion of US federal tax issues in this document is not intended or written to be used, and cannot be used by the taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under US federal tax law; (b) any such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (c) the taxpayer should seek advice based on its particular circumstances from an independent tax advisor.
Taxation of US Holders
Disposition of Wellington Shares Pursuant to the Offer
Subject to the discussion below under “Related Person Insurance Income Provision” and “Passive Foreign Investment Company Considerations”, a US Holder generally will recognize capital gain or loss for US federal income tax purposes upon the sale of a Wellington Share to Catlin pursuant to the Offer in an amount equal to the difference, if any, between (i) the aggregate of the fair market value of the New Catlin Shares and the cash element of the Offer received in Pounds Sterling and (ii) the US Holder’s adjusted tax basis in its Wellington Shares. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for non-corporate US Holders) or loss if, on the date of disposition, the Wellington Share was held by such US Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss from the sale of the Wellington Shares generally will be sourced within the United States for US foreign tax credit purposes.
The fair market value of the New Catlin Shares and the Pounds Sterling that a US Holder receives upon sale of a Wellington Share generally will equal to the US dollar value of the New Catlin Shares and the Pounds Sterling on the effective date of the sale of the Wellington Shares pursuant to the Offer. A US Holder will have a tax basis in the New Catlin Shares and the Pounds Sterling equal to the fair market value on the effective date of the sale of Wellington Shares, and the US Holder’s holding period for the New Catlin Shares will begin the following day. If the non-US currency so received is converted into US dollars on the effective date of the sale, the US Holder should not recognize foreign currency gain or loss on such conversion. If the non-US currency so received is not converted into US dollars on the effective date of the sale, any gain or loss on a subsequent conversion or other disposition of such non-US currency generally will be treated as ordinary income or loss to the US Holder and generally will be income or loss from sources within the United States for US foreign tax credit purposes.
Certain US federal income tax considerations relating to the ownership and disposal of New Catlin Shares are discussed in the Prospectus. US Holders should review the discussion in the Prospectus and consult their own tax advisors at to US federal income tax considerations relating to the ownership and disposal of New Catlin Shares.
Related Person Insurance Income Provisions
If in any taxable year 25 per cent. or more of the total combined voting power or total value of the shares of any non-US insurance company subsidiary is owned by US persons (directly, indirectly or constructively), the non-US owned subsidiary would be a “controlled foreign corporation” (“CFC”) under the “related person insurance income”(“RPII”) provisions of the US Internal Revenue Code. If a US person disposes of shares in a non-US insurance company that is a CFC under the RPII provisions, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder’s share of the non-US insurance company’s undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, the shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. Existing proposed regulations create some ambiguity as to whether the RPII provisions apply to a disposition of shares if a non-US corporation is not a CFC but has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe the RPII provisions should not apply to the disposition of Wellington Shares because Wellington will not be directly engaged in the insurance business. However, it is not certain whether these regulations will be adopted in their proposed forms or what changes

PART II LETTER FROM THE CHAIRMAN OF CATLIN

might ultimately be made thereto, and whether any such changes or any interpretation or application of the RPII rules by the IRS or the courts might have retroactive effect. Accordingly, application of the RPII rules to the sale of Wellington Shares pursuant to the Offer is uncertain. US Holders should consult their tax advisors regarding the effects of the RPII rules on the sale of Wellington Shares.
Passive Foreign Investment Company Considerations
A non-US corporation generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either (a) at least 75 per cent. of its gross income is “passive income” or (b) on average at least 50 per cent. of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether it is a PFIC, a non-US corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest. The PFIC rules provide that income derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business is not treated as passive income. Under this exception, income derived by a bona fide insurance company generally should not be treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business.
Wellington has not undertaken to determine whether it was a PFIC in the current year or any prior year. If Wellington was a PFIC in any prior year during which a US Holder owned Wellington Shares, the US Holder will be subject to additional US federal income taxes and interest charges on any gain realised from the sale of Wellington Shares pursuant to the Offer. To compute the tax on gain from the sale of shares in a PFIC, (a) the gain is allocated rateably over the US Holder’s holding period, (b) the amount allocated to the current taxable year and any year before the company became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year. The interest charge is equal to the applicable rate imposed on underpayments of US federal income tax for such period. These rules would not apply to a US Holder that has made a timely mark to market election with respect to Wellington Shares.
Each US Holder that holds a direct or indirect interest in a PFIC must make an annual return on IRS Form 8621 reporting gains realised with respect to such PFIC.
US Holders should consult their own tax advisors regarding whether disposition of the Wellington Shares will be treated as a disposition of shares in a PFIC and the consequences of a disposition of shares in a PFIC.
Information Reporting and Backup Withholding
Information returns may be required to be filed with the IRS in connection with the proceeds from the disposition of the Wellington Shares pursuant to the Offer unless the holder of the Wellington Shares establishes an exemption from the information reporting rules. A holder of Wellington Shares that does not establish such an exemption may be subject to US backup withholding tax on these payments if the holder is not a corporation or a non-US person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a US person will be allowed as a credit against the US person’s US federal income tax liability and may entitle the US person to a refund, provided that the required information is furnished to the IRS.
Reportable Transactions
Under United States Treasury regulations, US Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their US federal income tax returns a disclosure statement on Form 8886. US Holders should consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the sale, exchange or other disposition of any non-US currency received as proceeds from the sale of the Wellington Shares.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

19.	Procedure for acceptance of the Offer

This section should be read together with Parts A, B, C and D of Appendix I to this document and, if you hold your Wellington Shares in certificated form, the Form Of Acceptance And Election, each of which form part of the terms of the Offer.
If you have any questions as to the procedure for acceptance, please contact CAPITA REGISTRARS (telephone: 0870 162 3121 or, if calling from outside the United Kingdom, +44 20 8639 2157).
Shareholders should note that different acceptance procedures apply for Wellington Shares held in certificated form and in uncertificated form (that is, in CREST).
If you hold your Wellington Shares, or any of them, in certificated form (that is, not in CREST), you may only accept the Offer (and, if relevant, make an election under the Mix And Match Facility) in respect of such shares by completing and signing the accompanying Form Of Acceptance And Election in accordance with the procedure set out in paragraph 19.1 below, Parts B and C of Appendix I to this document and the accompanying Form Of Acceptance And Election. The Form Of Acceptance And Election must be returned as soon as possible and, in any event, so as to be received by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU no later than 1.00 pm (London time) on 18 December 2006. A reply-paid envelope is enclosed for your convenience and may be used by holders of Wellington Shares in certificated form for returning their Form Of Acceptance And Election from within the UK only. If you hold your Wellington Shares in certificated form, but under different designations, you should complete a separate Form Of Acceptance And Election in respect of each designation. Additional Forms Of Acceptance And Election are available by telephoning Capita Registrars on 0870 162 3121 (or +44 20 8639 2157 if calling from outside the UK).
If you hold your Wellington Shares, or any of them, in uncertificated form (that is, in CREST), you may only accept the Offer (and, if relevant, make an election under the Mix And Match Facility) in respect of such shares electronically through CREST by TTE instruction in accordance with the procedure set out in paragraph 19.2 below and Parts B and D of Appendix I to this document. The TTE instruction must be settled as soon as possible and, in any event, not later than 1.00 pm (London time) on 18 December 2006. If you hold your Wellington Shares under different member account IDs, you should send a separate TTE instruction for each member account ID.
If your Wellington Shares are in the course of being converted from uncertificated to certificated form, or from certificated to uncertificated form, please refer to paragraph 19.3 below.

19.1	Completion of the Form Of Acceptance And Election for Wellington Shares held in certificated form (that is, not in CREST)
This section should be read in conjunction with the Form Of Acceptance And Election and Parts B and C of Appendix I to this document. The instructions in the accompanying Form Of Acceptance And Election are deemed to be incorporated into, and form part of, the terms of the Offer.

(a)	To accept the Offer in its basic form in respect of Wellington Shares held in certificated form

To accept the Offer in respect of Wellington Shares held in certificated form (whether or not you wish to make an election under the Mix And Match Facility), you must complete Box 1 by inserting the total number of Wellington Shares held by you in certificated form in respect of which you wish to accept the Offer. In addition:

(i)	in the case of Wellington Shareholders who are individuals you must sign Box 3 in the presence of a witness, who should also sign in accordance with the instructions printed on the Form Of Acceptance And Election; and

(ii)	in the case of any Wellington Shareholder which is a company, it must execute the Form Of Acceptance And Election in Box 3 in accordance with the instructions printed on the Form Of Acceptance And Election.

If you do not insert a number in Box 1 of the Form Of Acceptance And Election, or if you insert in Box 1 a number which is greater than your entire holding of Wellington Shares held in certificated form and you have signed Box 3, you will be deemed to have accepted the Offer in respect of your entire holding of Wellington Shares held in certificated form.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

You should also complete Boxes 4, 5 and 6 of the Form Of Acceptance And Election if they are relevant.

(b)	The Mix And Match Facility

To make an election under the Mix And Match Facility in respect of Wellington Shares held in certificated form you must first accept the Offer in accordance with the instructions set out in paragraph 19.1(a) above. Having done so, you must then complete either Box 2A OR Box 2B of the Form Of Acceptance And Election.

Under the Mix And Match Facility, you may, subject to availability, elect to receive either additional New Catlin Shares only or additional cash only in respect of some or all of your Wellington Shares. YOU MUST NOT THEREFORE COMPLETE BOTH BOX 2A AND 2B. If you do so, you will be deemed not to have made a valid election under the Mix And Match Facility.

If you wish to receive additional New Catlin Shares as consideration under the Offer for some or all of your Wellington Shares held in certificated form in place of cash to which you would be entitled under the terms of the Offer, you must put the relevant number of Wellington Shares in respect of which you wish to receive additional New Catlin Shares in Box 2A. If, instead, you wish to receive additional cash as consideration for some or all of your Wellington Shares held in certificated form in place of the New Catlin Shares to which you would otherwise be entitled under the terms of the Offer, you must put the relevant number of Wellington Shares in respect of which you wish to receive additional cash in Box 2B.

When completing your Form Of Acceptance And Election, you should be aware that, in respect of any Wellington Shares held in certificated form for which you have accepted the Offer but not made a valid election under the Mix And Match Facility, you will automatically receive New Catlin Shares and cash under the basic terms of the Offer. A Form Of Acceptance And Election which includes an election under the Mix And Match Facility which is received after the closing date of the Mix And Match Facility but before the closing date of the Offer will be taken to constitute an acceptance of the Offer on its basic terms (but not a valid election under the Mix And Match Facility).

The invalidity of an election under the Mix And Match Facility will not affect the validity of an acceptance of the Offer.

(c)	Return of Form Of Acceptance And Election

Once completed in accordance with the instructions set out in paragraph 19.1 above the Form Of Acceptance And Election must be returned in accordance with the instructions printed thereon together with the share certificate(s) for your Wellington Shares and/or other document(s) of title by post or (during normal business hours only) by hand, to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU as soon as possible and, in any event, so as to be received by no later than 1.00 pm on 18 December 2006. A reply-paid envelope is enclosed for your convenience and may be used by Wellington Shareholders for returning the Form Of Acceptance And Election within the United Kingdom only. No acknowledgement of receipt of documents will be given.

A Form Of Acceptance And Election contained in an envelope postmarked in Canada or Australia or otherwise appearing to Catlin or its agents to have been sent from Canada or Australia will not constitute a valid acceptance of the Offer. For further information regarding overseas shareholders, please see paragraph 17 above, paragraph 8 of Part B of Appendix I to this document and the relevant provisions of the Form Of Acceptance And Election.

(d)	Share certificates not readily available or lost

If you hold Wellington Shares in certificated form but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form Of Acceptance And Election should nevertheless be completed, signed and returned as stated above so as to be received by no later than 1.00 pm (London time) on 18 December 2006 together with any share certificate(s) and/or other document(s) of title that you have available and accompanied by a letter stating that the balance will follow or that you have lost one or more of your share certificate(s) and/or other document(s) of title. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of documents will be given. In the case of loss, you should write as soon as possible to Wellington’s registrars, Computershare Investor Services PLC, at The

PART II LETTER FROM THE CHAIRMAN OF CATLIN

Pavilions, Bridgwater Road, Bristol BS99 7NH for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to Capita Registrars at the address stated in paragraph 19.1(c) above.

19.2	Procedures for Wellington Shares in uncertificated form (that is, in CREST)
This section should be read in conjunction with Parts B and D of Appendix I to this document.

(a)	To accept the Offer in respect of your Wellington Shares in uncertificated form (that is, in CREST)

If your Wellington Shares are in CREST, to accept the Offer you should take (or procure the taking of) the action set out below to transfer the Wellington Shares in respect of which you wish to accept the Offer to the appropriate escrow balances (that is, send a TTE instruction) specifying Capita Registrars (in its capacity as a CREST participant under its relevant participation ID referred to below) as the Escrow Agent, as soon as possible and, in any event, so that the TTE instruction settles by no later than 1.00 pm (London time) on 18 December 2006. You should note that settlement cannot take place at weekends or bank holidays (or such other times during which the CREST system is non-operational) and you should therefore ensure that you time the input of any TTE instruction accordingly.

The input and settlement of a TTE instruction in accordance with this paragraph 19.2 will (subject to satisfying the requirements set out in Parts B and D of Appendix I to this document) constitute an acceptance of the Offer in respect of the number of Wellington Shares so transferred to escrow.

If you are a CREST personal member, you should refer to your CREST sponsor before taking any actions. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Wellington Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Wellington Shares.

After settlement of the TTE instruction, you will not be able to access the Wellington Shares concerned in CREST for any transaction or charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Wellington Shares concerned to itself in accordance with paragraph (c) of Part D of Appendix I to this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above.

To accept the Offer in its basic form in respect of some or all of your Wellington Shares held in uncertificated form, you should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) a Basic Offer TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

(i)	the number of Wellington Shares in respect of which you wish to accept the Offer (ie the number of Wellington Shares owned by you which are to be transferred to an escrow balance);

(ii)	your member account ID;

(iii)	your participant ID;

(iv)	the participant ID of the Escrow Agent, Capita IRG Plc, ie RA10;

(v)	the member account ID of the Escrow Agent for acceptance of the Offer in its basic form i.e. CATWEL01;

(vi)	the intended settlement date. This should be as soon as possible and, in any event, no later than 1.00 pm (London time) on 18 December 2006;

(vii)	the corporate action ISIN — this is GB000947080;

(viii)	the corporate action number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant corporate action details on screen in CREST;

(ix)	the delivery instruction with a priority of 80; and

(x)	the contact name and telephone number inserted in the shared note field.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

(b)	To make an election under the Mix And Match Facility

To accept the Offer and make an election under the Mix And Match Facility in respect of Wellington Shares held in uncertificated form, you should send (or if you are a CREST personal member, procure that your CREST sponsor sends) a Mix and Match TTE instruction (but not a Basic Offer TTE instruction) to CRESTCo in relation to such shares, in accordance with paragraph (i) or (ii) set out below:

(i)	to elect for additional New Catlin Shares by Mix and Match TTE instruction, you should adopt the same procedures as apply in respect of a Basic Offer TTE instruction, but with the following variations:

(1)	in the field relating to the number of Wellington Shares to be transferred to escrow, you should insert the number of shares in respect of which you wish to make an election under the Mix And Match Facility for New Catlin Shares only; and

(2)	the member account ID of the Escrow Agent for such election is CATWEL02;

(ii)	to elect for additional cash by Mix and Match TTE instruction, you should adopt the same procedures as apply in respect of a Basic Offer TTE instruction, but with the following variations:

(1)	in the field relating to the number of Wellington Shares to be transferred in escrow, you should insert the number of shares in respect of which you wish to make an election under the Mix And Match Facility for cash only; and

(2)	the member account ID of the Escrow Agent for such election is CATWEL03.
You cannot indicate that you would like to receive additional New Catlin Shares and additional cash. If you do so, you will be deemed not to have made a valid election under the Mix And Match Facility. A Mix and Match TTE instruction which settles after the closing date of the Mix And Match Facility but before the closing date of the Offer will be taken to constitute an acceptance of the Offer on its basic terms (but not a valid election under the Mix And Match Facility).
You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Wellington Shares to settle prior to 1.00 pm (London time) on 18 December 2006. In this connection, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

19.3	Deposits of Wellington Shares into, and withdrawals of Wellington Shares from, CREST
Normal CREST procedures (including timings) apply in relation to any Wellington Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Wellington Shares or otherwise). Holders of Wellington Shares who are proposing so to convert any such Wellington Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Wellington Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) prior to 1.00 pm (London time) on 18 December 2006.

19.4	Overseas shareholders
The attention of Wellington Shareholders who are not resident in the UK and any person (including, without limitation, any nominees, custodians or trustees) who would, or otherwise intend to, forward this document or the Form Of Acceptance And Election outside the UK, is drawn to paragraph 17 above, to paragraph 8 of Part B of Appendix I to this document, and to the relevant provisions of the Form Of Acceptance And Election. The availability of the Offer to persons not residents, nationals or citizens of the UK may be affected by the laws of the relevant jurisdictions. Persons who are residents, nationals or citizens of jurisdictions outside the UK should inform themselves about and observe any applicable requirements. If you are in any doubt as to your position or the action you should take you should consult an appropriate professional adviser without delay.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

Unless Catlin otherwise determines, the Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality of interstate or foreign commerce of, or by any facility of a national securities exchange of, Canada or Australia or any other jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, unless otherwise determined by Catlin, any accepting Wellington Shareholder who is unable to give the warranties and representations set out in paragraph (b) of Part C of Appendix I to this document, if you hold Wellington Shares in certificated form, or paragraph (b) of Part D of Appendix I to this document, if you hold Wellington Shares in uncertificated form, will be deemed not to have accepted the Offer.

19.5	Validity of acceptances
Without prejudice to Parts B, C and D of Appendix I to this document, Catlin reserves the right, subject to the terms of the Offer and the Code, to treat as valid any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant share certificate(s) and/or other document(s) of title or by the relevant TTE instruction (as applicable). In that event, no consideration due under the Offer in relation to such acceptances will be made until after the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Catlin have been received or the relevant TTE instruction has settled.
A Form Of Acceptance And Election which is received in respect of Wellington Shares held in uncertificated form (that is, in CREST) will NOT constitute a valid acceptance of the Offer and will be disregarded. Holders of Wellington Shares in uncertificated form who wish to accept the Offer should note that a TTE instruction will only be a valid acceptance of the Offer as at the relevant closing date if it has settled on or before that date. Catlin reserves the right to treat a TTE instruction which settles after 1.00 pm (London time) on 18 December 2006 (or such later date to which the Offer may be extended), but before the relevant closing date of the Offer, as a valid acceptance of the Offer.

19.6	General
Catlin will make an appropriate announcement if any of the details contained in this paragraph 19 alter for any reason in any respect that is material to Wellington Shareholders. If you are in any doubt as to the procedure for acceptance, please contact Capita Registrars by telephone on 0870 162 3121 or, if calling from outside the United Kingdom, +44 208 639 2157, or at the address as stated in paragraph 19.1 above. You are reminded that, if you are a CREST sponsored member, you should contact your CREST sponsor before taking any action.

20.	Settlement
Subject to the Offer’s becoming or being declared unconditional in all respects (except as provided in paragraph 8 of Part B of Appendix I in the case of certain shareholders not resident in the UK) and provided that the Form Of Acceptance And Election, share certificate(s) and/or other documents of title and/or TTE instructions are in order, settlement of the consideration to which any Wellington Shareholder is entitled under the Offer will be effected by the issue of cheques, share certificates and/or the crediting of CREST accounts (i) in the case of valid acceptances of the Offer received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date, or (ii) in the case of valid acceptances of the Offer received, complete in all respects, after such date but while the Offer remains open for acceptance, within 14 days of the receipt of such acceptances, in the following manner.

20.1	Wellington Shares in certificated form (that is, not in CREST)

Where an acceptance relates to Wellington Shares in certificated form:

(i)	settlement of any cash consideration to which the validly accepting Wellington Shareholder is entitled will be despatched by first class post (or by such other method as the Panel may approve) but not in, into or from Canada or Australia. All such cash payments will be made in sterling by cheque drawn on a branch of a UK clearing bank; and

(ii)	the New Catlin Shares to which the accepting Wellington Shareholder is entitled will be issued to such Wellington Shareholder in certificated form. Definitive certificates for the New Catlin Shares will be despatched (but not to any address in Canada or Australia) by first class post (or by such other method as may be approved by the Panel).

PART II LETTER FROM THE CHAIRMAN OF CATLIN

Entitlements to New Catlin Shares will be rounded down to the nearest whole number of New Catlin Shares. Fractions of New Catlin Shares will be disregarded and not issued.

In relation to New Catlin Shares issued in certificated form, temporary documents of such title will not be issued pending the despatch by post of definitive certificates for such New Catlin Shares in accordance with the terms of the Offer.

20.2	Wellington Shares in uncertificated form (that is, in CREST)

Where a valid acceptance relates to Wellington Shares in uncertificated form:

(i)	settlement of any cash consideration to which the validly accepting Wellington Shareholder is entitled will be made by means of a CREST payment in favour of the validly accepting Wellington Shareholder’s payment bank, in accordance with the CREST payment arrangements. Catlin reserves the right to settle all or any part of the cash consideration referred to in this paragraph 20.2(i), for all or any accepting Wellington Shareholder(s), in the manner referred to in paragraph 20.1(i) above, if for any reason it wishes to do so; and

(ii)	the New Catlin Shares to which the accepting Wellington Shareholder is entitled will be issued in uncertificated form as Depositary Interests. Catlin will procure that CRESTCo is instructed to credit the appropriate stock account in CREST of the accepting Wellington Shareholder concerned with Depositary Interests, representing those New Catlin Shares and such Depositary Interests will be delivered to the appropriate stock account in CREST in which the accepting Wellington Shareholder held the Wellington Shares in respect of which it has accepted the Offer. The stock account concerned will be an account under the same participant ID and member account ID as appeared in the TTE instruction(s) concerned. Catlin reserves the right to settle all or any part of the consideration referred to in this paragraph 20.2(ii), for all or any accepting Wellington Shareholder(s), in the manner referred to in paragraph 20.1(ii) above, if, for any reason, it wishes to do so.

Entitlements to New Catlin Shares will be rounded down to the nearest whole number of New Catlin Shares. Fractions of New Catlin Shares will be disregarded and not issued.

20.3	General
If the Offer does not become or is not declared unconditional in all respects (i) in the case of Wellington Shares in certificated form, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing or being withdrawn to the person or agent whose name and address (outside Canada or Australia) is set out in Box 6 or, if none is set out, to the first-named holder at his registered address (outside Canada or Australia) and (ii) in the case of Wellington Shares in uncertificated form, the Escrow Agent will, immediately after the lapsing or withdrawal of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing or withdrawal of the Offer), give TFE instructions to CRESTCo to transfer all Wellington Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Wellington Shareholders concerned.
All documents and remittances sent by, to or from Wellington Shareholders or their appointed agents will be sent at their own risk and may be sent by post.

21.	Wellington share schemes
Catlin expects to write separately to participants in the Wellington Share Schemes with appropriate proposals in due course.

22.	Further information
Your attention is drawn to the Appendices which form part of this document and for holders of Wellington Shares in certificated form the Form Of Acceptance And Election which contain further information about the Offer. The attention of Wellington Shareholders is also drawn to the information included in the Prospectus which Wellington Shareholders are advised to consider when considering whether or not to accept the Offer.

PART II LETTER FROM THE CHAIRMAN OF CATLIN

23.	Action to be taken
To accept the Offer and, if appropriate, to make an election under the Mix And Match Facility, if you hold your Wellington Shares in certificated form, the accompanying Form Of Acceptance And Election must be completed, signed and returned in accordance with the instructions printed thereon and in accordance with the instructions set out in paragraph 19.1 of this letter, as soon as possible and, in any event, so as to be received by post or (during normal business hours only) by hand by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU no later than 1.00 pm (London time) on 18 December 2006. A pre-paid envelope for use in the UK only is enclosed for your convenience.
To accept the Offer and, if appropriate, to make an election under the Mix And Match Facility, if you hold your Wellington Shares in uncertificated form, you should take the action set out in paragraph 19.2 of this letter and ensure that the TTE instruction settles no later than 1.00 pm (London time) on 18 December 2006.
Yours faithfully
Sir Graham Hearne
Chairman

APPENDIX I
Conditions to and further terms of the Offer
Part A — Conditions to the Offer
The Offer is subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 pm (London time) on the First Closing Date (or such later time(s) and/or date(s) as Catlin may, subject to the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as Catlin may decide) in nominal value of the Wellington Shares to which the Offer relates and that represent not less than 90 per cent. (or such lesser percentage as Catlin may decide) of the voting rights carried by the Wellington Shares to which the Offer relates, provided that this condition shall not be satisfied unless Catlin and/or any of its wholly-owned subsidiaries shall have acquired or agreed to acquire whether (pursuant to the Offer or otherwise) directly or indirectly, Wellington Shares carrying, in aggregate, more than 50 per cent. of the voting rights then normally exercisable at general meetings of Wellington including, for this purpose (to the extent, if any, required by the Panel), any such voting rights attaching to any Wellington Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription conversion or exchange rights or otherwise; and, for the purpose of this condition:

(i)	the expression “Wellington Shares to which the Offer relates” means (i) the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Wellington on the date that the Offer is made and (ii) any further ordinary shares of 10 pence each in the capital of Wellington which are unconditionally allotted or issued and fully paid after that date but before the date on which the Offer ceases to be open for acceptance or such earlier date as Catlin (subject to the City Code) may determine (not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances), but (iii) excludes any issued Wellington Shares held as treasury shares except to the extent that they are transferred out of treasury whilst the Offer remains open for acceptance and (iv) excludes any Wellington Shares which are treated at the date of the Offer as already held by Catlin for the purposes of paragraph 1 (1) of Schedule 2 to the Interim Implementation Regulations;

(ii)	Wellington Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue; and

(iii)	valid acceptances shall be deemed to have been received in respect of Wellington Shares which are treated for the purposes of paragraph 2 (15) of Schedule 2 of the Interim Implementation Regulations as having been acquired or contracted to be acquired by Catlin by virtue of acceptances of the Offer;

(b)	the passing at the General Meeting (or at any adjournment thereof) of such resolutions as may be necessary to approve, implement and effect the Offer and the Acquisition (including, without limitation, resolutions to increase Catlin’s authorised share capital and to authorise the directors of Catlin to allot shares pursuant to or in connection with the Offer);

(c)	the admission of the New Catlin Shares to the Official List becoming effective in accordance with the Listing Rules and the admission to trading on the London Stock Exchange’s market for listed securities becoming effective in accordance with the Admission and Disclosure Standards, or (if Catlin so determines and subject to the consent of the Panel) the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to listing and trading respectively subject only to allotment of such shares;

(d)	the Financial Services Authority having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it does not object to any person pursuant to the Offer becoming a controller of any member of the wider Wellington Group or any member of the wider Catlin Group for the purposes of the FSMA and Lloyd’s having notified Catlin in writing in terms satisfactory to Catlin and Wellington (Catlin and Wellington acting reasonably in assessing whether such terms are satisfactory) that it consents to Catlin and any other person becoming a controller of WUAL and the Wellington Corporate Members for the purposes of the Lloyd’s Definitions Bye-Law;

APPENDIX I PART A — CONDITIONS

(e)	the Office of Fair Trading indicating in terms satisfactory to Catlin that it does not intend to refer the Acquisition or any matters arising therefrom to the Competition Commission;

(f)	all filings having been made and all or any applicable waiting and other time periods (including extensions thereto) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations thereunder having expired, lapsed or been terminated as appropriate in respect of the Offer and the acquisition of any shares in, or control of, Wellington or any other member of the Wellington Group by Catlin or any member of the wider Catlin Group or any matters arising therefrom;

(g)	all necessary filings having been made, all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or terminated in each case in respect of the Offer and the proposed acquisition of any shares in, or control of, Wellington or any other member of the wider Wellington Group by Catlin or any other member of the wider Catlin Group, and all authorisations, orders, recognitions, grants, determinations, consents, licences, confirmations, valuations, reports, clearances, certificates, permissions, exemptions and approvals (each an “Authorisation”) necessary or considered appropriate by Catlin and Wellington (Catlin and Wellington acting reasonably in considering whether any such Authorisation is appropriate) for or in respect of the Offer or the proposed acquisition of any shares in, or control of, Wellington or any other member of the wider Wellington Group by Catlin or any other member of the wider Catlin Group or the carrying on by any member of the wider Wellington Group of its business having been obtained, in terms and in a form reasonably satisfactory to Catlin and Wellington from all appropriate Third Parties or from any persons or bodies with whom any member of the wider Wellington Group has entered into contractual arrangements, in each case where the absence of such Authorisation from such a person is reasonably likely to have a material adverse effect on the wider Wellington Group taken as a whole and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, withdraw, withhold, suspend, restrict, modify, amend or not to grant or renew the same, which in any such case is reasonably likely to have a material adverse effect on the wider Wellington Group taken as a whole;

(h)	except as Disclosed by Wellington, there being no provision of any agreement, authorisation, arrangement, franchise, licence, permit or other instrument to which any member of the wider Wellington Group is a party or by or to which any member of the wider Wellington Group or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares in, or control of Wellington or any other member of the wider Wellington Group by Catlin or any member of the wider Catlin Group or because of a change of control or management of any member of the wider Wellington Group or otherwise, would or is reasonably likely to result to an extent which would or is reasonably likely to be material in the context of the wider Wellington Group taken as a whole, in:

(i)	any monies borrowed by or any other indebtedness, actual or contingent, of any such member being or becoming repayable or capable of being declared repayable immediately or earlier than its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of being withdrawn or materially inhibited;

(ii)	any such agreement, authorisation, arrangement, franchise, licence, permit or other instrument being terminated or adversely modified or any obligation arising or any adverse action being taken or arising thereunder;

(iii)	the interests or business of any such member of the wider Wellington Group in or with any other person, firm, company or body (or any arrangements relating to such interests or business) being terminated, modified or adversely affected;

(iv)	any assets of any such member of the wider Wellington Group being or falling to be disposed of or charged otherwise than in the ordinary course of business;

(v)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the wider Wellington Group or any such security (whenever arising or having arisen) becoming enforceable;

(vi)	the creation of any liabilities (actual or contingent) by any member of the wider Wellington Group; or

APPENDIX I PART A — CONDITIONS

(vii)	the financial or trading position or prospects of the wider Wellington Group being materially adversely affected,

and no event having occurred which, under any provision of any such agreement, authorisation, arrangement, franchise, licence, permit or other instrument, would or is reasonably likely to result in any of the events or circumstances which are referred to in paragraphs (i) to (vii) of this condition (h) where such result would or is reasonably likely to be material in the context of the wider Wellington Group taken as a whole;

(i)	no Third Party having decided to take, instituted, implemented or threatened any action, proceeding, suit, investigation or enquiry, or enacted or made any statute, regulation or order or taken any other step which would or is reasonably likely to:

(i)	require or prevent a material divestiture by any member of the wider Catlin Group or any member of the wider Wellington Group of all or any portion of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses and to own any of their respective assets or property;

(ii)	impose any material limitation on the ability of any member of the wider Catlin Group or of the wider Wellington Group to acquire or hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares or the equivalent in any member of the wider Wellington Group or to exercise management control over any such member;

(iii)	otherwise materially and adversely affect any or all of the businesses, assets, profits or prospects of any member of the wider Catlin Group or any member of the wider Wellington Group;

(iv)	make the Offer or the proposed acquisition of any shares in Wellington or any other member of the wider Wellington Group or control of Wellington by Catlin or any member of the wider Catlin Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, materially restrain, restrict, prohibit or delay or otherwise materially impede or challenge the implementation thereof, or impose material additional conditions or obligations with respect thereto;

(v)	result in a material delay in the proposed acquisition of any shares in or control, of Wellington or any other member of the wider Wellington Group by any member of the wider Catlin Group, or render any member of the wider Catlin Group unable to acquire some or all of the shares in, or control of, Wellington or any other member of the wider Wellington Group;

(vi)	result in any member of the wider Wellington Group ceasing to be able to carry on any business which is material in the context of the wider Wellington Group; or

(vii)	save pursuant to the Offer or pursuant to Schedule 2 of the Interim Implementation Regulations, require any member of the wider Catlin Group or of the wider Wellington Group to offer to acquire any Wellington Shares or shares in any member of the wider Wellington Group owned by any third party, and all applicable waiting and other time periods during which any such Third Party could take, institute, implement or decide to take or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(j)	except as Disclosed by Wellington, no member of the wider Wellington Group having since 31 December 2005:

(i)	(save as between Wellington and wholly-owned subsidiaries of Wellington or between such wholly-owned subsidiaries or on the exercise of rights to subscribe for Wellington Shares or pursuant to the exercise of options granted under the Wellington Share Schemes on or prior to the date of this Announcement), issued or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities or redeemed, purchased or reduced or made any other change to any part of its share capital;

(ii)	save for the interim dividend of 1.6 pence per Wellington Share payable in respect of the six months ended 30 June 2006 to Wellington Shareholders on the register as at 15 September 2006,

APPENDIX I PART A — CONDITIONS

declared, paid or made any bonus, dividend or other distribution (other than as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries);

(iii)	merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any material assets or any material rights, title or interest in any asset (including shares and trade investments (other than in the ordinary course of business or a transaction between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries);

(iv)	save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, issued or authorised the issue of any debentures or incurred or increased any indebtedness or contingent liability which in any such case is material;

(v)	save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into any material contract, reconstruction, amalgamation, commitment or other transaction or arrangement otherwise than in the ordinary course of business or waived or compromised any material claim or entered into or materially changed the terms of any contract with any director;

(vi)	save as between Wellington and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or varied, any material contract or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or is reasonably likely to involve an obligation of such magnitude or nature or which is reasonably likely to materially restrict the business of any member of the wider Wellington Group;

(vii)	terminated or varied the terms of any material agreement or arrangement between any member of the wider Wellington Group and any other person in a manner which is reasonably likely to have a material adverse effect on the position or prospects of the wider Wellington Group taken as a whole;

(viii)	modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the wider Wellington Group which is material in the context of the wider Wellington Group taken as a whole;

(ix)	taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, trustee, administrator, administrative receiver or similar officer of all or any part of its assets and revenues or any analogous or equivalent steps or proceedings in or under the laws of any jurisdiction which in any case is material;

(x)	made any material alteration to its memorandum or articles of association; or

(xi)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (j);

(k)	since 31 December 2005, and save as Disclosed by Wellington:

(i)	no change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Wellington Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings or investigation having been instituted or threatened by or against or remaining outstanding against any member of the wider Wellington Group or to which any member of the wider Wellington Group is a party (whether as plaintiff, defendant or otherwise);

(iii)	no contingent liability having arisen or become apparent or increased; and

(iv)	(other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider Wellington Group,

APPENDIX I PART A — CONDITIONS

and which in any such case is material and adverse in the context of the wider Wellington Group taken as a whole;

(l)	except as Disclosed by Wellington, Catlin not having discovered that:

(i)	any financial or business or other information concerning any member of the Wellington Group which has been publicly announced at any time by any member of the Wellington Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which was not subsequently corrected before the day immediately preceding the date of the Announcement by being publicly announced and which information is material in the context of the Wellington Group taken as a whole; or

(ii)	any member of the wider Wellington Group is subject to any liability (contingent or otherwise) which has not been Disclosed and which is material in the context of the Wellington Group taken as a whole;

(m)	since 31 December 2005, and save as Disclosed by Catlin:

(i)	no change or deterioration having occurred in the business, assets, financial or trading position or profits of any member of the wider Catlin Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings or investigation having been instituted or threatened by or against or remaining outstanding against any member of the wider Catlin Group or to which any member of the wider Catlin Group is a party (whether as plaintiff, defendant or otherwise);

(iii)	no contingent liability having arisen or become apparent or increased; and

(iv)	(other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the wider Catlin Group, and which in any such case is material and adverse in the context of the wider Catlin Group taken as a whole; and

(n)	except as Disclosed by Catlin, Wellington not having discovered that:

(i)	any financial or business or other information concerning any member of the Catlin Group which has been publicly announced at any time by any member of the Catlin Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and was not subsequently corrected before the day immediately preceding the date of the Announcement by being publicly announced and which information is material in the context of the Catlin Group taken as a whole; or

(ii)	any member of the wider Catlin Group is subject to any liability (contingent or otherwise) which has not been Disclosed and which is material in the context of the Catlin Group taken as a whole.
For the purposes of these conditions:

•	the “wider Wellington Group” means Wellington and its subsidiary undertakings, associated undertakings and any other undertaking in which Wellington and such undertakings (aggregating their interests) have a significant interest and the “wider Catlin Group” means Catlin and its subsidiary undertakings, associated undertakings and any other undertaking in which Catlin and such undertakings (aggregating their interests) have a significant interest and, for these purposes, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20 (1) (b) of Schedule 4A of the Companies Act) and “significant interest” means an interest in twenty per cent. or more of the equity capital of an undertaking;

•	any event or matter concerning the “wider Wellington Group” or “the wider Catlin Group” shall be deemed to be waived by Catlin (or Wellington as the case may be) unless such event or matter was of sufficient significance to have a material adverse effect on the wider Wellington Group (or, as the case may be, the wider Catlin Group) taken as a whole;

APPENDIX I PART A — CONDITIONS

•	“material” or “materially” means material or materially in the context of the wider Wellington Group (or, as the case may be, the wider Catlin Group) taken as a whole;

•	“Disclosed by Catlin” means fairly disclosed in writing by or on behalf of Catlin to Wellington prior to the date of the Announcement, disclosed in Catlin’s annual report and accounts for the year ended 31 December 2005 or in Catlin’s unaudited interim results for the half year ended 30 June 2006 or as publicly announced by Catlin prior to the date of the Announcement;

•	“Disclosed by Wellington” means fairly disclosed in writing by or on behalf of Wellington to Catlin prior to the date of the Announcement, disclosed in Wellington’s annual report and accounts for the year ended 31 December 2005 or in Wellington’s unaudited interim results for the half year ended 30 June 2006 or as publicly announced by Wellington prior to the date of the Announcement;

•	“Third Party” means any government or governmental, quasi-governmental, supranational, statutory or regulatory body, or any court, trade agency, association, institution or professional or environmental body or any other body or person in any jurisdiction; and

•	“publicly announced” means an announcement notified to a Regulatory Information Service being any service authorised from time to time by the UK Listing Authority for the purposes of the dissemination of regulatory announcements required by the Listing Rules.
Catlin reserves the right to waive, in whole or in part, all or any of the above conditions except conditions (a) to (g) (inclusive), (m) and (n). Conditions (d) to (g) inclusive may be waived by agreement in writing by Catlin and Wellington.
Wellington reserves the right to waive either of conditions (m) or (n) in whole or in part.
In the event that Catlin intends to declare the Offer unconditional in all respects (save for satisfaction of condition (c)) it shall be entitled to give written notice (“the Catlin Notice”) to Wellington requiring Wellington to notify Catlin in writing as soon as practicable and in any event within one Business Day whether or not conditions (d) to (g) inclusive, (m) and (n) have been fulfilled and, if they have not, whether Wellington wishes to waive them. The Catlin Notice shall contain a confirmation that, so far as Catlin is aware (but without making enquiry) there is no event, circumstance or matter which has occurred which would mean that any of the conditions referred to in paragraphs (d) to (g) inclusive, (m) or (n) have not been fulfilled. Unless Wellington advises Catlin within such period that any of conditions (d) to (g) inclusive, (m) or (n) have not been fulfilled nor have been waived, such conditions shall be deemed to have been fulfilled or waived provided that Catlin declares the Offer unconditional in all respects (save for satisfaction of condition (c)) within one Business Day after the expiry of such period.
Subject to the immediately preceding paragraph, Wellington shall not be under any obligation to waive or treat as satisfied either of the conditions referred to in paragraphs (m) and (n) above by a date earlier than the date specified below for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.
The Offer will lapse (unless the Panel otherwise consents) if, before the First Closing Date or the time and date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EC) No 139/2004 or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of that Regulation, there is a subsequent reference to the Competition Commission.
If the Offer lapses, the Offer will cease to be capable of further acceptance and Catlin and accepting Wellington Shareholders shall then cease to be bound by Forms of Acceptance and Election delivered at or before the time when the Offer lapses.
Each of conditions (a) to (n) shall be regarded as a separate condition and shall not be limited by reference to any other condition.
Catlin shall not invoke any condition or pre-condition to the Offer, except the acceptance condition, so as to cause the Offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to Catlin in the context of the Offer.

APPENDIX I PART A — CONDITIONS

Wellington shall not invoke, or cause or permit Catlin to invoke, any condition to the Offer unless the circumstances which give rise to the right to invoke the condition are of material significance to Wellington Shareholders in the context of the Offer.

Part B — Further terms of the Offer
The following further terms apply to the Offer. Unless the context requires otherwise, any reference in this Appendix I and in the Form Of Acceptance And Election to:

(i)	the “Offer” includes (except where stated to the contrary or if the context otherwise requires) the Mix And Match Facility and any revision, variation, renewal or extension of the Offer and the Mix And Match Facility (as the case may be);

(ii)	the “Offer’s becoming unconditional” or the “Offer becomes unconditional” means the acceptance condition becoming or being declared satisfied, whether or not any other condition of the Offer remains to be fulfilled and references to the Offer having become or not become unconditional shall be construed accordingly;

(iii)	to the “Offer’s becoming unconditional in all respects” means all of the conditions in Part A of this Appendix I becoming fulfilled or, if applicable, waived or, where appropriate, determined to have been satisfied;

(iv)	the “acceptance condition” means the condition set out in paragraph (a) of Part A of this Appendix I;

(v)	“acceptances of the Offer” includes deemed acceptances of the Offer;

(vi)	the “Offer Document” or “document” is to this document and any other document containing the Offer; and

(vii)	the “Offer Period” means, in relation to the Offer, the period beginning on 24 October 2006 and ending on the latest of:

(A)	1.00 pm on the First Closing Date (or such later date as Catlin may determine, in accordance with the Code);

(B)	the time and date when the Offer becomes unconditional; and

(C)	the time and date when the Offer lapses or is withdrawn.

1	Acceptance period

(a)	The Offer is initially open for acceptance until the First Closing Date. Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) from the date on which written notification of the revision is posted to Wellington Shareholders. Except with the consent of the Panel, no revision of the Offer may be made and no revised Offer document may be posted after 10 January 2007 or, if later, the date falling 14 days prior to the last date on which the Offer can become unconditional.

(b)	Except with the consent of the Panel, the Offer, whether revised or not, shall not be capable of becoming unconditional after midnight on 24 January 2007 (“Day 60”) (or any earlier time and/or date beyond which Catlin has stated that the Offer will not be extended unless Catlin has, where permitted, not withdrawn that statement or extended the Offer beyond the stated earlier time and/or date), nor of being kept open for acceptance after that time and/or date unless the Offer has previously become unconditional. Catlin reserves the right, with the permission of the Panel, to extend the time for the Offer to become unconditional to a later time(s) and/or date(s). Except with the consent of the Panel, Catlin may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of Wellington Shares made, after 1.00 pm on Day 60 (or any earlier time and/or date beyond which Catlin has stated that the Offer will not be extended and in respect of which it has not, where permitted, withdrawn that statement) or, if the Offer is so extended, any such later time(s) and/or date(s) as Catlin may, with the permission of the Panel, decide. For the purposes of the acceptance condition, if the latest time at which the Offer may become unconditional is extended beyond midnight on Day 60, acceptances received and purchases of Wellington Shares made in respect of which relevant documents are received by the Receiving Agent after 1.00 pm on the relevant date may (except where the Code otherwise permits) only be taken into account with the consent of the Panel.

(c)	If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 days from the date on which it would otherwise have expired. If the Offer becomes unconditional and Catlin states that the Offer will remain open until further notice before closing the Offer, Catlin will give not less than 14 days’ notice in writing to those Wellington Shareholders who have not accepted the Offer.

APPENDIX I PART B — FURTHER TERMS

(d)	If a competitive situation (as determined by the Panel) arises after Catlin makes a “no increase” and/or a “no extension” statement in relation to the Offer, Catlin may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Panel, withdraw such statement and extend or revise the Offer (as appropriate) provided that it complies with the requirements of the Code and, in particular, that:

(i)	it announces such withdrawal and that it is free to extend or revise the Offer (as appropriate) as soon as possible and in any event within four Business Days after the date of the announcement of the competing offer or other competitive situation;

(ii)	it notifies Wellington Shareholders of the withdrawal and that it is free to extend or revise the Offer (as appropriate) in writing (or, in the case of Wellington Shareholders with registered addresses outside the UK or whom Catlin knows to be nominees, custodians or trustees holding Wellington Shares for such persons, by announcement in the UK) at the earliest practicable opportunity; and

(iii)	any Wellington Shareholders who accept the Offer after the date of the “no increase” or “no extension” statement are given a right of withdrawal in accordance with paragraph 4 below.

Catlin may, if it specifically reserves the right to do so at the time the statement is made, choose not to be bound by the terms of a “no increase” or “no extension” statement and may post an increased or improved offer provided it is recommended for acceptance by the board of directors of Wellington, or in other circumstances permitted by the Panel.

(e)	Catlin may, if it has reserved the right to do so if Wellington makes an announcement of the kind referred to in Rule 31.9 of the Code after 3 January 2007, choose not to be bound by a “no increase” and/or a “no extension” statement and extend or revise the Offer with the consent of the Panel, provided that Catlin complies with the requirements of the Code and in particular that notice to this effect is given as soon as possible and in any event within four Business Days of the date of the Wellington announcement and Wellington Shareholders are notified in writing (or, in the case of Wellington Shareholders with registered addresses outside the UK or whom Catlin knows to be nominees, custodians or trustees holding Wellington Shares for such persons, by announcement in the UK) at the earliest practicable opportunity.

2	Acceptances and purchases

(a)	Except as otherwise agreed by the Panel, and notwithstanding the right reserved by Catlin to treat a Form Of Acceptance And Election or Electronic Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title:

(i)	an acceptance of the Offer will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the Code are satisfied in respect of it;

(ii)	a purchase of Wellington Shares by Catlin or its wholly-owned subsidiaries or their nominees (or, if Catlin is required by the Panel to make an offer for Wellington Shares under the provisions of Rule 9 of the Code, by a person acting in concert with Catlin) will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the Code are satisfied in respect of it; and

(iii)	before the Offer may become or be declared unconditional, the Receiving Agent must issue a certificate to Catlin or JPMorgan Cazenove which states the number of Wellington Shares in respect of which acceptances have been received and which comply with paragraph 2(a)(i) of this Part B and the number of Wellington Shares otherwise acquired, whether before or during the Offer Period and which comply with paragraph 2(a)(ii) of this Part B, but which do not fall within paragraph 2(c) below. A copy of such certificate will be sent to the Panel and Lexicon Partners by Catlin or JPMorgan Cazenove as soon as possible after it is issued.

(b)	For the purpose of determining at any particular time whether the acceptance condition has been satisfied, Catlin shall not be bound (unless required by the Panel) to take into account any Wellington Shares which have been unconditionally allotted or issued or which arise as a result of the exercise of subscription or conversion rights before the determination takes place unless Wellington or its registrars, have given

APPENDIX I PART B — FURTHER TERMS

written notice to the Receiving Agent at the address specified in paragraph 4(b) of this Part B containing relevant details of the allotment, issue, subscription or conversion before that time. Notification by e-mail or facsimile transmission does not constitute written notice for this purpose.

(c)	Except with the consent of the Panel, Wellington relevant securities which have been borrowed by Catlin may not be counted towards fulfilling the acceptance condition.

3	Announcements

(a)	Without prejudice to paragraph 4(b) below, by 8.00 am on the Business Day (the “relevant day”) after any day on which the Offer is due to expire, become unconditional or is revised or extended, (as the case may be) or such later time and/or date as the Panel may agree, Catlin shall make an appropriate announcement and simultaneously send the announcement to a Regulatory Information Service. In the announcement Catlin shall state (unless otherwise permitted by the Panel):

(i)	the number of Wellington Shares for which acceptances of the Offer have been received, specifying the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with Catlin or in respect of shares which were subject to an irrevocable commitment or a letter of intent procured by Catlin or any of its associates;

(ii)	details of any relevant securities of Wellington in which Catlin or any person acting in concert with it has:

(A)	an interest or in respect of which it has a right to subscribe detailing in each case the nature of the interests or rights;

(B)	any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery;

(iii)	details of any relevant securities of Wellington in respect of which Catlin or any of its associates has an outstanding irrevocable commitment or letter of intent; and

(iv)	details of any relevant securities of Wellington which Catlin or any person acting in concert with it has borrowed or lent, save for any borrowed shares which have been either on lent or sold,

and will, in each case, specify the percentages of each class of relevant securities of Wellington represented by each of these figures. Any such announcement will specify the total number of Wellington Shares which Catlin may count towards satisfaction of the acceptance condition and the percentage of Wellington Shares represented by this figure.

(b)	Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 am on the relevant day (or such later time and/or date as the Panel may agree). The announcement shall state the next expiry time and date unless the Offer is then unconditional, in which case a statement may instead be made that the Offer (or any component of the Offer) will remain open until further notice, and the information specified in (i), (ii), (iii) and (iv) of paragraph 3(a) above.

(c)	In calculating the number of Wellington Shares represented by acceptances and purchases, Catlin may only include acceptances and purchases if they could be counted towards fulfilling the acceptance condition under Notes 4 and 5 of Rule 10 of the Code, unless the Panel agrees otherwise. Subject to this, Catlin may include or exclude, for announcement purposes, acceptances and/or purchases which are not complete in all respects or which are subject to verification.

(d)	In this Appendix I, a reference to the making of an announcement or the giving of notice by or on behalf of Catlin includes the release of an announcement by Catlin or by JPMorgan Cazenove or by public relations consultants to the press and the delivery by hand or telephone, e-mail or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service will be notified simultaneously (unless the Panel otherwise agrees) to a Regulatory Information Service.

APPENDIX I PART B — FURTHER TERMS

4	Rights of withdrawal

(a)	Except as provided by this paragraph 4 and paragraph 5(d) of this Part B, acceptances and elections are irrevocable.

(b)	If Catlin, having announced the Offer to be unconditional, fails by 3.30 pm on the relevant day (or such later time and/or date as the Panel may agree) to comply with any of the other requirements specified in paragraph 3(a) of this Part B, an accepting Wellington Shareholder may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the Offer by written notice given, by post or by hand (during normal business hours) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, on behalf of Catlin. Alternatively, in the case of Wellington Shares in uncertificated form, withdrawal can be effected in the manner set out in paragraph 4(h) below. Subject to paragraph 1(b) of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by Catlin confirming, if that is the case, that the Offer is still unconditional and complying with the other requirements specified in paragraph 3(a) of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1(c) of this Part B will run from the date of such confirmation and compliance.

(c)	If by 1.00 pm on 8 January 2007 (or such later time(s) and/or the date(s) as the Panel may agree) the Offer has not become unconditional, an accepting Wellington Shareholder may withdraw his acceptance at any time thereafter by written notice given, by post or by hand (during normal business hours) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, (or, in the case of Wellington shares held in uncertificated form, in the manner described in paragraph 4(h) below) to be received before the earlier of: (i) the time that the Offer becomes unconditional as to acceptances; and (ii) the final time for the lodgement of acceptances of the Offer which can be taken into account in accordance with paragraph 1(b) of this Part B.

(d)	If a “no increase” and/or a “no extension” statement is withdrawn in accordance with paragraph 1(d) of this Part B, any person who accepts the Offer after the date of the statement may withdraw his acceptance thereafter by written notice in the manner referred to in paragraph 4(b) (or, in the case of Wellington Shares held in uncertificated form, in the manner described in paragraph 4(h) below) for a period of eight days after the date on which the notice withdrawing such statement is posted to Wellington Shareholders.

(e)	In this paragraph 4, “written notice” (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting person(s) or his/their agent(s) or attorney duly authorised in writing (evidence of whose appointment and authorisation in a form satisfactory to Catlin is produced with the notice). E-mail or facsimile transmission or copies will not be sufficient to constitute written notice. A notice which is postmarked in, or otherwise appears to Catlin or its agents to have been sent from, Canada or Australia or any other jurisdiction in which the Offer or acceptance thereof would constitute a violation of relevant laws may be treated as invalid.

(f)	All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Catlin, whose determination, except as may be determined otherwise by the Panel, will be final and binding. None of Catlin, JPMorgan Cazenove or the Receiving Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notice.

(g)	Any Wellington Shareholder validly withdrawing his acceptance of the Offer pursuant to the terms of this paragraph 4 of this Part B shall be deemed equally to have withdrawn any election under the Mix And Match Facility.

(h)	In the case of Wellington Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraphs 4(b) or (c) of this Part B, an accepting Wellington Shareholder may withdraw his acceptance through CREST by sending (or, if a CREST personal member, procuring that his CREST sponsor sends) a valid ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i)	the number of Wellington Shares in uncertificated form to be withdrawn, together with their ISIN number (this is GB0009474080);

(ii)	the member account ID of the accepting Wellington Shareholder, together with his participant ID;

APPENDIX I PART B — FURTHER TERMS

(iii)	the Escrow Agent’s participant ID (this is RA10) and the member account ID of the Escrow Agent included in the relevant Electronic Acceptance (this is CATWEL01 for the basic Offer, CATWEL02 for additional New Catlin Shares under the Mix And Match Facility and CATWEL03 for additional cash under the Mix And Match Facility);

(iv)	the CREST transaction ID of the Electronic Acceptance to be withdrawn, to be inserted at the beginning of the shared note field;

(v)	the intended settlement date for the withdrawal;

(vi)	the corporate action number for the Offer allocated by CRESTCo;

(vii)	input with a standard delivery instruction priority of 80; and

(viii)	the name and contact telephone number of the Wellington Shareholder.

Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will, on behalf of Catlin, either reject the withdrawal by transmitting in CREST a receiving agent reject (AEAD) message or accept the withdrawal by transmitting in CREST a receiving agent accept (AEAN) message.

(i)	Wellington Shares in respect of which acceptances have been properly withdrawn in accordance with this paragraph 4 of this Part B may subsequently be re-assented to the Offer by following one of the procedures described in paragraph 19 of the letter from the Chairman of Catlin set out in Part II of this document, at any time while the Offer remains open for acceptance.

5	Revised Offer

(a)	Although no revision of the Offer is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration offered or otherwise), the benefit of the revised Offer will, subject to this paragraph 5 and paragraph 8 of this Part B, be made available to each Wellington Shareholder who has accepted such Offer in its original or any revised form(s) and who has not validly withdrawn such acceptance (a “Previous Acceptor”) provided such revised offer represents on the date on which it is announced (on such basis as JPMorgan Cazenove may consider appropriate), an improvement or no diminution in the value of the Offer as so revised compared with the consideration or terms previously offered or in the overall value received and/or retained by a Wellington Shareholder (under the Offer or otherwise). The acceptance of the Offer by or on behalf of a Previous Acceptor in its original or any revised form(s) shall, subject as provided in this paragraph 5 and paragraph 8 of this Part B, be deemed to be an acceptance of the revised Offer and shall constitute the separate appointment of Catlin or any director of Catlin or JPMorgan Cazenove as his attorney and/or agent with authority:

(i)	to accept the revised Offer on behalf of such Previous Acceptor;

(ii)	if the revised Offer includes alternative forms of consideration, to make election(s) for and/or accept the alternative forms of consideration on his behalf in such proportions as such attorney and/or agent may in his or its absolute discretion determine; and

(iii)	to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and do all other such things (if any) as may be required to give effect to such acceptances and/or election(s).

In making any such election and/or acceptance such attorney and/or agent shall take into account the nature of any previous acceptance or election made by or on behalf of the Previous Acceptor and such other facts or matters as he or it may reasonably consider relevant.

(b)	Subject to paragraphs 5(c) and 5(d) of this Part B, the authorities and powers of attorney conferred by this paragraph 5 and any acceptance of a revised Offer and/or any elections pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 4 this Part B and duly does so.

(c)	The deemed acceptance and/or election referred to in paragraph 5(a) of this Part B and the powers of attorney and authorities conferred by that paragraph shall not be exercised if as a result thereof a Previous

APPENDIX I PART B — FURTHER TERMS

Acceptor receives less than he would have received in value as a result of his acceptance of the Offer in the form in which it was originally accepted or elected for by him or on his behalf unless such Previous Acceptor has previously agreed otherwise in writing.

(d)	The deemed acceptance and/or election referred to in paragraph 5(a) of this Part B shall not apply and the power of attorney and the authorities conferred by that paragraph shall be ineffective to the extent that a Previous Acceptor:

(i)	in respect of Wellington Shares held in certificated form, lodges with Capita Registrars at the address and in the manner referred to in paragraph 4(b), within 14 days of the posting of the document pursuant to which the revision of the Offer is made available to Wellington Shareholders, a Form Of Acceptance And Election or some other form issued by or on behalf of Catlin in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner; or

(ii)	in respect of Wellington Shares held in uncertificated form, sends (or, if a CREST personal member, procures that his CREST sponsor sends) a valid ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(A)	the number of Wellington Shares in uncertificated form in respect of which the changed election is made together with their ISIN number (this is GB0009474080);

(B)	the member account ID of the Previous Acceptor, together with his participant ID;

(C)	the Escrow Agent’s participant ID (this is RA10) and the member account ID of the Escrow Agent included in the relevant Electronic Acceptance (this is CATWEL01 for the basic Offer, CATWEL02 for additional New Catlin Shares under the Mix And Match Facility and CATWEL03 for additional cash under the Mix And Match Facility);

(D)	the CREST transaction ID of the Electronic Acceptance in respect of which the election is to be changed, to be inserted at the beginning of the shared note field;

(E)	the intended settlement date for the changed election;

(F)	the corporate action number for the Offer allocated by CRESTCo;

(G)	input with a standard delivery instruction priority of 80; and

(H)	the name and contact telephone number of the Wellington Shareholder.

Any such change must include the member account of the Escrow Agent relevant to the new election required in order to be effected.

Any such change of election in respect of Wellington Shares in uncertificated form will be conditional upon the Receiving Agent’s verifying that the request is validly made. Accordingly, the Receiving Agent will, on behalf of Catlin, either reject the requested change of election by transmitting in CREST a receiving agent reject (AEAD) message or accept the requested change of election by transmitting in CREST a receiving agent accept (AEAN) message.

(e)	Catlin reserves the right to treat an executed Form Of Acceptance And Election or an Electronic Acceptance in relation to the Offer (in its original or in any previously revised form(s)) which is received or dated after the announcement or issue of the Offer in any revised form as a valid acceptance in respect of the revised Offer and/or (where applicable) a valid election in relation to any of the alternative forms of consideration and such acceptance shall constitute an authority and request in the form of paragraph 5(a) above mutatis mutandis on behalf of the relevant Wellington Shareholder.

6	The Mix And Match Facility

(a)	An election under the Mix And Match Facility will only be accepted in respect of a whole number of Wellington Shares. The number of Wellington Shares in respect of which an election under the Mix And Match Facility is made represents the number of Wellington Shares in respect of which the Wellington Shareholder wishes to receive either all cash or, as the case may be, all New Catlin Shares, as consideration under the Offer.

APPENDIX I PART B — FURTHER TERMS

(b)	The available cash and New Catlin Shares will be allocated in accordance with paragraphs 6(c), (d) and (e) of this Part B among Wellington Shareholders who make an election under the Mix And Match Facility.

(c)	Valid elections for New Catlin Shares made by Wellington Shareholders in excess of their basic entitlements to New Catlin Shares under the Offer will be satisfied in full where sufficient New Catlin Shares are available as a result of other accepting Wellington Shareholders validly making elections for cash in excess of their basic entitlements to such form of consideration, thereby releasing New Catlin Shares to which they would otherwise be entitled under the Offer. If the number of New Catlin Shares made available as a result of valid elections under the Mix And Match Facility for cash in excess of the basic entitlement thereto is insufficient to satisfy in full all valid elections for New Catlin Shares in excess of Wellington Shareholders’ basic entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in accordance with the basic terms of the Offer, that is, 35 pence in cash and 0.17 Catlin Shares per Wellington Share.

(d)	Valid elections for cash made by Wellington Shareholders in excess of their basic entitlements to cash under the Offer will be satisfied in full where sufficient cash is available as a result of other accepting Wellington Shareholders validly making elections for New Catlin Shares in excess of their basic entitlements to such form of consideration thereby releasing cash to which they would otherwise be entitled under the Offer. If the nominal amount of cash made available as a result of valid elections under the Mix And Match Facility for New Catlin Shares in excess of the basic entitlement thereto is insufficient to satisfy in full all elections for cash in excess of Wellington Shareholders’ basic entitlements to cash, then such excess elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in accordance with the basic terms of the Offer, that is, 35 pence in cash and 0.17 Catlin Shares per Wellington Share.

(e)	To the extent that valid elections under the Mix And Match Facility can be satisfied in accordance with paragraphs 6(c) and (d) of this Part B, Wellington Shareholders will receive New Catlin Shares instead of cash due under the Offer and vice versa on the basis of 508.5 pence in cash for each New Catlin Share. This price has been set using the Closing Price of a Catlin Share on 27 October 2006, the latest Business Day date prior to the Announcement.

(f)	The Mix And Match Facility will remain open until 1.00 pm on the First Closing Date and may be closed then, or on any subsequent closing date, without prior notice. If the Offer has not become or been declared unconditional as to acceptances by such time, Catlin may extend the Mix And Match Facility to a later date. If the Mix And Match Facility has been closed, Catlin reserves the right to reintroduce a mix and match facility on the same terms as the Mix And Match Facility and subject to the rules of the Code.

(g)	No election under the Mix And Match Facility will be valid unless:

(i)	in respect of Wellington Shares held in certificated form, both a valid acceptance of the Offer and a valid election for the Mix And Match Facility, duly completed in all respects and accompanied by all relevant share certificate(s), and/or other document(s) of title (if any); or

(ii)	in respect of Wellington Shares held in uncertificated form, settlement of a Mix and Match TTE instruction in relation to those shares in accordance with the procedures set out in paragraph 19 of the letter from the Chairman of Catlin contained in Part II of this document, is/are duly received/occurs by the time and date on which the Mix And Match Facility closes.

(h)	If a Wellington Shareholder purports to elect for both additional cash and additional New Catlin Shares under the Mix And Match Facility, both purported elections shall be deemed to be void and the relevant shareholder shall be deemed to have accepted the Offer on its basic terms in respect of all the Wellington Shares to which the relevant Form Of Acceptance And Election or Mix and Match TTE instruction relates.

(i)	If a Mix and Match TTE instruction or any Form Of Acceptance And Election which includes an election under the Mix And Match Facility is either received after the time and date upon which the Mix And Match Facility closes or is received before such time and date but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the Wellington Shareholder purporting to make such election shall not, for any purpose, be entitled to receive

APPENDIX I PART B — FURTHER TERMS

any variation of consideration under the election but such acceptance (if otherwise valid) shall, subject to the provisions of paragraph 8 of this Part B, be deemed to be an acceptance of the Offer in respect of the number of Wellington Shares inserted or deemed to be inserted in Box 1 of the Form Of Acceptance And Election or the subject of the Mix and Match TTE instruction (as the case may be) and the relevant Wellington Shareholder will, subject to the Offer’s becoming unconditional in all respects, be entitled to receive the basic consideration due under the Offer in respect thereof.

(j)	If Catlin chooses to leave the Mix And Match Facility open, or to reintroduce or make available a further mix and match facility, for any period or periods after the date upon which the Offer becomes unconditional in all respects, Catlin shall be entitled, at its absolute discretion, to treat elections received (or validated or completed) during such period or periods as forming a separate pool or pools for the purposes of determining the nominal amount of cash and New Catlin Shares available to meet such elections on whatever basis Catlin may determine.

(k)	The Mix And Match Facility is conditional on the Offer’s becoming or being declared unconditional in all respects. The Mix And Match Facility will lapse if the Offer lapses or expires.

7	General

(a)	Except with the consent of the Panel, the Offer will lapse unless all the conditions in Part A of this Appendix I have been fulfilled or satisfied or (if capable of waiver) waived at midnight on the twenty-first day after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional, or in each case, such later date as Catlin may, with the consent of the Panel, or in accordance with the Code, decide. Catlin shall be under no obligation to waive or treat as satisfied any of conditions (b) to (g) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment. Wellington shall be under no obligation to waive or treat as satisfied any of conditions (d) to (g) (inclusive), (m) or (n) by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled or satisfied and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

(b)	If the Offer does not become unconditional in all respects or lapses or is withdrawn for any reason:

(i)	it will not be capable of further acceptance;

(ii)	accepting Wellington Shareholders and Catlin will not be bound by any Form Of Acceptance And Election or Electronic Acceptance submitted before the time the Offer lapses;

(iii)	Forms of Acceptance and Election, share certificates and documents of title will be returned by post (or by such other method as the Panel may approve) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Wellington Shareholder concerned, to the person or agent whose name and address (outside Canada or Australia) is set out in Box 1 of the Form Of Acceptance And Election or, otherwise, to the first-named holder at his registered address outside Canada or Australia; and

(iv)	the Receiving Agent will, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the Offer lapsing), give information to CRESTCo to transfer all Wellington Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of Wellington Shareholders concerned.

(c)	Except with the consent of the Panel, settlement of the consideration to which any Wellington Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous rights to which Catlin may otherwise be, or claim to be, entitled as against the Wellington Shareholder and will be effected in the manner described in the letter from the Chairman of Catlin contained in Part II of this document. No consideration will be sent to an address in Canada or Australia or any jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires registration thereof.

APPENDIX I PART B — FURTHER TERMS

(d)	The Offer is made at 1.00 pm on 25 November 2006 to all Wellington Shareholders including those to whom this document may not be dispatched and is capable of acceptance thereafter. The Offer is being made by means of this document and an advertisement proposed to be published in the London Edition of the Financial Times and the London Gazette dated 27 November 2006.

(e)	Forms of Acceptance and Election and copies of this document may be collected from the Receiving Agent at the addresses set out in paragraph 4(b) of this Part B.

(f)	The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form Of Acceptance And Election constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form Of Acceptance And Election, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated into and form part of the Form Of Acceptance And Election.

(g)	The Offer, all acceptances of the Offer and all elections in respect of it and the relevant Form Of Acceptance And Election or Electronic Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a Wellington Shareholder of a Form Of Acceptance And Election or the making of an Electronic Acceptance by or on behalf of a Wellington Shareholder will constitute his irrevocable submission, in relation to all matters arising out of or in connection with the Offer, the Form Of Acceptance And Election, the Electronic Acceptance or the legal relationship established by the Offer, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of Catlin to bring any action, suit or proceeding arising out of or in connection with the Offer and/or the Form Of Acceptance And Election and/or the Electronic Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

(h)	If the expiry date of the Offer is extended, a reference in this document and in the Form Of Acceptance And Election to the First Closing Date shall, except in Part A of this Appendix I and paragraph 1(a) of this Part B and in the definition “Offer Period” and except where the context otherwise requires, be deemed to refer to the expiry date of the Offer as so extended.

(i)	Any omission to despatch this document, the Form Of Acceptance And Election or any other document relating to the Offer or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is, or should be, made shall not invalidate the Offer in any way or create the implication that the Offer has not been made to any such person. Subject to the provisions of paragraph 8 of this Part B, the Offer is made to any Wellington Shareholders to whom this document, the Form Of Acceptance And Election or any related documents may not be despatched or who may not receive such documents, and such persons may collect copies of those documents from the Receiving Agent at the address set out in paragraph 4(b) of this Part B.

(j)	All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Form Of Acceptance And Election are given by way of security for the performance of the obligations of the Wellington Shareholder concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 4 of this Part B and duly does so.

(k)	No acknowledgement of receipt of any Form Of Acceptance And Election, Electronic Acceptance, transfer by means of CREST, communication, notice, share certificate(s) and/or document of title will be given by or on behalf of Catlin. All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, Wellington Shareholders or their designated agent(s) will be delivered or sent at their own risk.

(l)	Without prejudice to any other provision in this Part B of Appendix I, Catlin reserves the right to treat acceptances of the Offer as valid if received by or on behalf of Catlin at any place or places or in any manner determined by Catlin otherwise than as stated herein or in the Form Of Acceptance And Election.

(m)	Catlin and JPMorgan Cazenove reserve the right to notify any matter (including the making of the Offer) to all or any Wellington Shareholders with (i) registered address(es) outside the UK or (ii) whom Catlin or JPMorgan Cazenove know to be nominees, trustees or a custodian for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK, including in any evening

APPENDIX I PART B — FURTHER TERMS

paper circulated in London, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such shareholders to receive such notice, and all references in this document to notice in writing (other than in paragraph 4 of this Part B) shall be construed accordingly.

(n)	If Catlin receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more in value of the Wellington Shares and 90 per cent. or more of the voting rights attaching to the Wellington Shares to which the Offer relates, Catlin intends to exercise its rights pursuant to the provisions of Schedule 2 to the Interim Implementation Regulations to acquire compulsorily the remaining Wellington Shares. Following the Offer’s becoming or being declared unconditional Catlin intends to procure that Wellington applies for the cancellation of the listing of the Wellington Shares on the Official List and for the cancellation of trading of the Wellington Shares on the London Stock Exchange’s main market for listed securities. It is anticipated that such cancellations will take effect no earlier than 20 Business Days from the date on which Catlin has acquired or agreed to acquire not less than 75 per cent. of the voting rights attaching to the Wellington Shares.

(o)	All references in this Appendix I to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

(p)	In relation to any acceptance of an Offer in respect of a holding of Wellington Shares which are in CREST, Catlin reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alteration, addition or modification is consistent with the requirements of the Code or is otherwise made with the consent of the Panel.

(q)	Wellington Shares which are the subject of the Offer will be acquired by Catlin fully paid and free from all liens, charges, equitable interests, encumbrances, pre-emptive rights and other third party rights and interests of any nature whatsoever and together with all rights now and hereto attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after 30 October 2006 save for the interim dividend of 1.6 pence per Wellington Share to be paid on 24 November 2006 to Wellington Shareholders on the register as at 15 September 2006.

(r)	To the extent that any Wellington Shares are held by a person (other than a person who falls within paragraph 8 of this Part B of Appendix I) whose receipt of New Catlin Shares pursuant to an acceptance of the Offer would be in contravention of applicable law, such person may request Catlin to allot any New Catlin Shares to which it would otherwise become entitled to some other person. Catlin shall be under no obligation to comply with such a request.

(s)	Execution of a Form Of Acceptance And Election or the making of an Electronic Acceptance will constitute an instruction to Catlin that, on the Offer’s becoming or being declared unconditional in all respects, all mandates and other instructions or notices recorded in Wellington’s records immediately prior to the Offer’s becoming so unconditional in all respects in relation to Wellington Shares will, unless and until revoked or varied, continue in full force. If a Wellington Shareholder holds Catlin Shares, the mandates, instructions and notices in force for Catlin Shares shall supersede those of Wellington Shares.

(t)	All references in this document to a time of day which do not specify otherwise are to London time.

(u)	Neither Catlin, any subsidiary of Catlin, JPMorgan Cazenove nor any agent, employee or director of any of the foregoing, nor any person acting on behalf of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

(v)	If Catlin is required by the Panel to make an offer for Wellington Shares under the provisions of Rule 9 of the Code, Catlin may make such alterations to the conditions of the Offer (including to condition (a) of Part A) as are necessary to comply with the provisions of that Rule.

(w)	Any New Catlin Shares allotted and issued will be issued credit as fully paid. Fractions of New Catlin Shares will not be allotted but will be rounded down.

(x)	For the purposes of this document, the time or receipt of a TTE instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

APPENDIX I PART B — FURTHER TERMS

8	Overseas shareholders

(a)	The making of the Offer (including, for the avoidance of doubt, the Mix And Match Facility) in, or to certain persons resident in, or nationals or citizens of, jurisdictions outside the United Kingdom or to nominees of, or custodians or trustees for citizens or nationals of other countries (“Overseas Shareholders”) may be prohibited or affected by the laws of the relevant jurisdictions. Overseas Shareholders should inform themselves about and observe any applicable legal requirements. No person receiving a copy of this document and/or a Form Of Acceptance And Election in any jurisdiction other than the UK may treat the same as constituting an invitation or offer to him, nor should he in any event use such Form Of Acceptance And Election if, in the relevant jurisdiction such invitation or offer cannot lawfully be made to him or such Form Of Acceptance And Election cannot lawfully be used without contravention of any relevant or other legal requirements. In such circumstances, this document and/or Form Of Acceptance And Election are sent for information only. It is the responsibility of any Overseas Shareholder wishing to accept the Offer (whether or not he makes an election under the Mix And Match Facility) to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Offer, including the obtaining of any governmental, exchange control or other consents which may be required, or compliance with any other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or requisite payments due in such jurisdiction. Any such Overseas Shareholder will be responsible for the payment of any such issue, transfer or other taxes and other requisite payments due in such jurisdiction by whomsoever payable and Catlin and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes or other requisite payments as Catlin or any person acting on its behalf may be required to pay. If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

(b)	In particular, unless otherwise determined by Catlin, the Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. The Offer cannot be accepted by any such use, means, instrumentality or facility from or within Canada, Australia or any such jurisdiction. Doing so may render invalid any purported acceptance of the Offer. Accordingly, copies of this document, the Form Of Acceptance And Election, the Prospectus and any related offering documents are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in, into or from Canada, Australia or any such jurisdiction including to Wellington Shareholders with registered addresses in Canada, Australia or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction or whom Catlin or its agents know to be custodians, trustees or nominees holding Wellington Shares for such persons. Persons receiving such documents (including, without limitation, custodians, trustees and nominees) must not forward, distribute, send or mail them in, into or from Canada, Australia or any such jurisdiction or use the Canadian or Australian mails or any such means, instrumentality or facility for any purposes, directly or indirectly, in connection with the Offer, and so doing may invalidate any purported acceptance of the Offer (including any purported election under the Offer). Persons wishing to accept the Offer must not use the Canadian or Australian mails or any such means, instrumentality or facility for any purposes directly or indirectly, related to acceptance of the Offer. Envelopes containing Forms of Acceptance and Election, evidence of title or other documents in respect of the Offer should not be postmarked in Canada or Australia or otherwise despatched from those jurisdictions and all acceptors must provide addresses outside Canada or Australia for the remittance of cash, the receipt of the certificates for the New Catlin Shares or for the return of Forms of Acceptance and Election, share certificates, remittances of cash and/or other documents of title.

(c)	A Wellington Shareholder may be deemed not to have validly accepted the Offer (or, where the context requires, not to have validly elected for the Mix And Match Facility) if:

(i)	he puts “No” in Box 5 of the Form Of Acceptance And Election and thereby he does not give the representations and warranties set out in paragraph (b) of Part C of this Appendix I;

(ii)	he completes Box 4 of the Form Of Acceptance And Election with an address in Canada or Australia or any other jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires registration thereof or has a registered address in

APPENDIX I PART B — FURTHER TERMS

Canada or Australia or such other jurisdiction and in either case he does not insert in Box 6 of the Form Of Acceptance And Election the name and address of a person or agent outside Canada or Australia or such other jurisdiction to whom he wishes the consideration to which he is entitled under the Offer and/or any documents to be sent;

(iii)	he inserts in Box 6 of the Form Of Acceptance And Election the name and address of a person or agent in Canada or Australia or any other jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires registration thereof to whom he wishes the consideration to which he is entitled under the Offer and/or any documents to be sent;

(iv)	the Form Of Acceptance And Election received from him is received in an envelope postmarked in, or which otherwise appears to Catlin or its agents to have been sent from, Canada or Australia or any other jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires registration thereof; or

(v)	he makes a Restricted Escrow Transfer pursuant to paragraph 8(h) below unless he also makes a Related ESA instruction which is accepted by the Escrow Agent.

Catlin reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (b) of Part C or paragraph (b) of Part D of this Appendix I could have been truthfully given by the relevant Wellington Shareholder and, if such investigation is made and, as a result, Catlin cannot satisfy itself that such representations and warranties were true and correct, such acceptance shall not be valid. If a Wellington Shareholder inserts in Box 6 of the Form Of Acceptance And Election the name and address of a person or agent in Canada or Australia or any other jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires regulations thereof or the Form Of Acceptance And Election is postmarked in, or otherwise appears to Catlin or its agent to have been sent from Canada or Australia, or such other jurisdiction and in each case the Form Of Acceptance And Election contains an election to receive New Catlin Shares, Catlin may treat such election as an election for cash.

(d)	If any person (including, without limitation, any custodians, nominees and/or trustees), despite the restrictions referred to above in this paragraph 8 of this Part B, whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form Of Acceptance And Election, the Prospectus or any related offer documents, in, into or from Canada or Australia or any other jurisdiction in which the extension or acceptance of the Offer would constitute a violation of relevant laws or requires regulations thereof or uses the mails of, or any means or instrumentality (including, without limitation, e-mail, facsimile transmission and telephone) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada or Australia or such other jurisdiction in connection with such forwarding, such person should:

(i)	inform the recipient of such fact;

(ii)	explain to the recipient that such action will invalidate any purported acceptance or election by the recipient; and

(iii)	draw the attention of the recipient to this paragraph 8.

(e)	If any written notice from a Wellington Shareholder withdrawing his acceptance in accordance with paragraph 4 of this Part B is received in an envelope postmarked in, or which otherwise appears to Catlin or its agents to have been sent from Canada or Australia, Catlin reserves the right, in its absolute discretion, to treat such notice as invalid.

(f)	The New Catlin Shares have not been, and will not be, registered under the US Securities Act or under the securities laws of any state of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada, no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission and the New Catlin Shares have not been, and will not be, registered under or offered in compliance with applicable securities laws of any state province, territory or jurisdiction of Canada or Australia. Accordingly, the New Catlin Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Canada or Australia or any other jurisdiction if to do so would constitute a

APPENDIX I PART B — FURTHER TERMS

violation of the relevant laws of, or require registration thereof in, such jurisdiction, or to or for the account or benefit of an Overseas Shareholder

Any acceptance of the Offer by Wellington Shareholders who are unable to give the representations and warranties set out in paragraph (b) of Part C or paragraph (b) of Part D of this Appendix I is liable to be disregarded.

(g)	These provisions and any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Wellington Shareholders or on a general basis by Catlin in its absolute discretion. Catlin reserves the right to treat any acceptance of the Offer as invalid if it is made or purported to be made by the persons to whom this paragraph 8 applies where such acceptance or election(s) would, in the opinion of Catlin, constitute a breach of the laws of the relevant jurisdiction. In particular, without limitation, Catlin reserves the right to arrange for the sale of New Catlin Shares to which Overseas Shareholders may otherwise be entitled pursuant to the Offer or Schedule 2 of the Interim Implementation Regulations and to remit the cash proceeds of such sale or allotment, net of expenses (including, without limitation, any liability to stamp duty or stamp duty reserve tax), to such Overseas Shareholders instead. Catlin will have no obligations whatsoever in relation to the timing of such sales or allotments or the price obtained and such sales or allotments may be made individually or together with other shares to which such provisions apply. In such circumstances, any signed Form Of Acceptance And Election received or any Electronic Acceptance made shall constitute the irrevocable appointment of Catlin or any of the Catlin Directors as the relevant Wellington Shareholder’s agent to effect such sale as his agent, with full power (including powers of delegation) to do all such things as may be necessary or desirable for such purpose. Subject thereto, the provisions of this paragraph 8 supersede any terms of the Offer inconsistent therewith. References in this paragraph 8 to a Wellington Shareholder include references to the person or persons executing a Form Of Acceptance And Election or making an Electronic Acceptance and, in the event of more than one person executing the Form Of Acceptance And Election or making and Electronic Acceptance, the provisions of this paragraph 8 shall apply to them jointly and severally.

(h)	If a Wellington Shareholder holding Wellington Shares in uncertificated form is unable to give the representations and warranties set out in paragraph (b) of Part D of this Appendix I but nevertheless can provide evidence satisfactory to Catlin that he is able to accept the Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the Offer by sending (or, if a CREST personal member, procuring that his CREST sponsor sends) both (i) a valid TTE instruction to a designated escrow balance detailed below (a “Restricted Escrow Transfer”) and (ii) one or more valid ESA instructions (a “Restricted ESA instruction”). Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and Catlin decides, in its absolute discretion, to exercise its right described in paragraph 8(g) of this Part B to waive, vary or modify the terms of the Offer relating to Overseas Shareholders, to the extent required to permit such acceptance to be made, in each case during the period during which the Offer remains open for acceptance. If Catlin accordingly decides to permit such acceptance to be made, the Escrow Agent will on behalf of Catlin accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, the Escrow Agent will on behalf of Catlin reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message. Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(i)	the ISIN number for Wellington Shares. This is GB0009474080;

(ii)	the number of Wellington Shares in uncertificated form in respect of which the Offer is to be accepted;

(iii)	the member account ID of the accepting Wellington Shareholder, together with his participant ID;

(iv)	the Escrow Agent’s participant ID (this is RA10) and the member account ID of the Escrow Agent specific to a Restricted Escrow Transfer (this is RESTRICT); and

(v)	the intended settlement date.

APPENDIX I PART B — FURTHER TERMS

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

(i)	the ISIN number for the Wellington Shares. This is GB0009474080;

(ii)	the number of Wellington Shares in uncertificated form relevant to that Restricted ESA Instruction;

(iii)	the member account ID of the accepting Wellington Shareholder, together with his participant ID;

(iv)	the Escrow Agent’s participant ID (RA10) and the member account ID of the Escrow Agent set out in the Restricted Escrow Transfer (RESTRICT);

(v)	the Escrow Agent’s participant ID (RA10), and the Escrow Agent’s member account ID relevant to the form of consideration required in respect of the Offer. This is CATWEL01 for the basic offer, CATWEL02 for additional New Catlin Shares under the Mix And Match Facility and CATWEL03 for additional cash under the Mix And Match Facility;

(vi)	the transaction reference number of the Restricted Escrow Transfer to which the Restricted ESA Instruction relates (to be inserted at the beginning of the shared note field);

(vii)	the intended settlement date;

(viii)	the corporate action number for the Offer allocated by CRESTCo; and

(ix)	input with standard delivery instruction priority of 80.

Part C — Form Of Acceptance And Election
This Part C only applies to Wellington Shares in certificated form. If you hold all your Wellington Shares in uncertificated form you should ignore this Part C and instead read Part D.
Without prejudice to the terms of the Form Of Acceptance And Election and the provisions of Parts A and B of this Appendix I, each Wellington Shareholder who executes and lodges or who has executed and has had lodged on his behalf, a Form Of Acceptance And Election undertakes, represents, warrants and agrees to and with Catlin, JPMorgan Cazenove and the Receiving Agent (and so as to bind himself, his heirs, successors and assigns) to the following effect:

(a)	that the execution of the Form Of Acceptance And Election, whether or not any Boxes are completed, shall constitute:

(i)	an acceptance of the Offer in respect of the number of Wellington Shares in certificated form inserted or deemed to be inserted in Box 1 of the Form Of Acceptance And Election, as the case may be;

(ii)	if Box 2A or Box 2B is completed, an election under the Mix And Match Facility to receive, subject to availability as a result of offsetting elections, in the case of Box 2A, additional New Catlin Shares instead of cash to which he would otherwise have been entitled under the basic terms of the Offer, or, in the case of Box 2B, additional cash instead of the New Catlin Shares to which he would otherwise have been entitled under the basic terms of the Offer, in each case in respect of the number of Wellington Shares in certificated form inserted, or deemed to be inserted in Box 2A or Box 2B of the Form Of Acceptance And Election as the case may be; and

(iii)	an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with his acceptance of the Offer and/or to perfect any of the authorities expressed to be given under this Part C, in each case on and subject to the terms and conditions set out in this document and the Form Of Acceptance And Election and that, subject only to the rights of withdrawal set out in paragraph 4 of Part B of this Appendix I, each such acceptance, election and undertaking shall be irrevocable. If Box 1 is left blank or a number greater than such Wellington Shareholder’s registered holding appears in Box 1 or the Form Of Acceptance And Election is otherwise completed incorrectly, but the Form Of Acceptance And Election is signed, it will be deemed to be an acceptance by such Wellington Shareholder of the basic terms of the Offer in respect of the total number of Wellington Shares registered in his name; and if Box 2A or Box 2B is completed but Box 1 is not, there shall be deemed to be an acceptance of the Offer with an election under the Mix And Match Facility in respect of the number of Wellington Shares inserted in Box 2A or Box 2B as the case may be and an acceptance of the basic terms of the Offer in respect of the remaining (if any) Wellington Shares comprised in the acceptance;

(b)	that unless he has written “No” in Box 5 of the Form Of Acceptance And Election:

(i)	he has not received or sent copies or originals of this document, the Form Of Acceptance And Election or any related offering document in, into or from Canada, Australia or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(ii)	he has not used in connection with the Offer or the execution or delivery of the Form Of Acceptance And Election, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Australia or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(iii)	he is accepting the Offer from outside Canada, Australia or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements and was outside such jurisdictions when the Form Of Acceptance And Election was delivered;

(iv)	he is not an agent or fiduciary acting on a non-discretionary basis for a principal unless such principal has given any instructions with respect to the Offer from outside Canada, Australia or any other jurisdiction in which the Offer would constitute a breach of relevant laws or require registration thereof; and

APPENDIX I PART C — FORM OF ACCEPTANCE

(v)	has, if such Wellington Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in Catlin or any other person acting in breach of any legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof;

(c)	that he appoints Catlin and JPMorgan Cazenove and their respective directors as his agent and/or attorney (subject to the Offer’s becoming unconditional in all respects and his not having validly withdrawn his acceptance) with an irrevocable instruction and authorisation:

(i)	to complete and execute any form of transfer and/or renunciation and/or other document in relation to the Wellington Shares referred to in paragraph (a)(i) of this Part C and in respect of which the accepting Wellington Shareholder has not validly withdrawn the acceptance in accordance with paragraph 4 of Part B of this Appendix I in favour of Catlin or as it may direct;

(ii)	to deliver any form of transfer and/or renunciation and/or other document with any certificate or other document of title for registration within six months of the Offer’s becoming unconditional in all respects; and

(iii)	to take any other action and do all such other acts and things as the agent and/or attorney may think necessary or expedient in connection with his acceptance of the Offer including, if relevant, the Mix And Match Facility and to vest in Catlin (or as it may direct) the Wellington Shares referred to in paragraph (a)(i) of this Part C;

(d)	that the execution of the Form Of Acceptance And Election and its delivery to the Receiving Agent constitutes (subject to the Offer’s becoming unconditional in all respects and to the accepting Wellington Shareholder’s not having validly withdrawn his acceptance), a separate and irrevocable authority and request:

(i)	to Wellington or its agents to procure the registration of the transfer of those Wellington Shares referred to in paragraph (a)(i) of this Part C and the delivery of the share certificate(s) and other document(s) of title in respect of the Wellington Shares to Catlin or as it may direct;

(ii)	subject to the provisions in paragraph 8 of Part B to Catlin or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of any cash consideration and/or any documents of title in respect of any New Catlin Shares to which he is entitled under the Offer at his risk to the person or agent whose name and address (outside Canada, Australia or any other jurisdiction in which the extension or acceptance of Offer would constitute a violation of relevant laws or require registration thereof) is set out in Box 6 of the Form Of Acceptance And Election or, if no person or agent’s name and address (outside Canada or Australia or any such other jurisdiction) is set out, to the first-named holder at his registered address (outside Canada or Australia or any such other jurisdiction); and

(iii)	subject to the provisions of paragraph 8 of Part B of this Appendix I, to Catlin or its agent to procure that his name is entered on the register of Catlin in respect of any New Catlin Shares;

(e)	that he gives authority to any director of, or person authorised by, Catlin or JPMorgan Cazenove within the terms of paragraph 5 of Part B of this Appendix I subject to the Offer’s becoming unconditional in all respects and to the Wellington Shareholder not having validly withdrawn his acceptance;

(f)	subject to the Offer’s becoming unconditional in all respects and him not having validly withdrawn his acceptance (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel gives its consent) and pending registration in the name of Catlin or as it may direct that he:

(i)	authorises Catlin to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Wellington) attaching to the Wellington Shares in respect of which the Offer has been accepted or is deemed to have been accepted;

APPENDIX I PART C — FORM OF ACCEPTANCE

(ii)	authorises Wellington and/or its agents to send any notice, circular, warrant or other document or communication which may be required to be sent to him as a member of Wellington to Catlin at its registered office;

(iii)	authorises any director of, or person authorised by, Catlin to sign any document and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Wellington Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by Catlin to attend general and separate class meetings of Wellington and attending any such meeting (and any adjournment thereof) and exercising on his behalf, the votes attaching to the Wellington Shares in respect of which the Offer has been accepted or deemed to have been accepted, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer); and

(iv)	agrees not to exercise any such rights without the consent of Catlin and irrevocably undertakes not to appoint a proxy for or to attend such general or separate class meetings of Wellington.

The authorities referred to in this paragraph (f) will cease to be valid if the acceptance is withdrawn in accordance with paragraph 4 of Part B of this Appendix I;

(g)	undertakes that he will deliver to, or procure the delivery to the Receiving Agent of his certificate(s) or other document(s) of title in respect of the Wellington Shares in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to Catlin, as soon as possible and in any event within six months of the Offer’s becoming unconditional in all respects;

(h)	agrees to ratify everything which may be done or effected by any director of, or person authorised by, Catlin or JPMorgan Cazenove in the proper exercise of any of the powers and/or authorities under this Part C;

(i)	agrees that, if any provision of Part B of this Appendix I or this Part C shall be unenforceable or invalid or shall not operate so as to afford Catlin and JPMorgan Cazenove or any of their respective directors or persons authorised by them, the benefit of the authorities and powers of attorney expressed to be given therein, he shall, with all practicable speed, do everything that may be required or desirable to enable Catlin and JPMorgan Cazenove and any of their respective directors or persons authorised by them to secure the full benefit of such authorities and powers of attorney;

(j)	agrees that the terms and conditions of the Offer are deemed to be incorporated in, and form part of, the Form Of Acceptance And Election;

(k)	agrees that on execution the Form Of Acceptance And Election takes effect as a deed; and

(l)	agrees that the execution of the Form Of Acceptance And Election constitutes his submission to the jurisdiction of the courts of England in relation to all matters arising in connection with the Offer and the Form Of Acceptance And Election.
A reference in this Part C to a Wellington Shareholder includes a reference to the person or persons executing the Form Of Acceptance And Election and in the event of more than one person executing a Form Of Acceptance And Election the provisions of this Part C shall apply to them jointly and to each of them.

Part D — Electronic Acceptances
This Part D only applies to Wellington Shares in uncertificated form. If you hold all your Wellington shares in certificated form you should ignore this Part D and instead read Part C.
Without prejudice to the provisions of Parts A and B of this Appendix I, each Wellington Shareholder by whom, or on whose behalf, an Electronic Acceptance is made represents, warrants and agrees to and with Catlin, JPMorgan Cazenove and the Receiving Agent (and so as to bind himself, his heirs, successors and assigns) to the following effect:

(a)	that the Electronic Acceptance shall constitute:

(i)	an acceptance of the Offer in respect of the number of Wellington Shares in uncertificated form to which a Basic Offer TTE instruction or Mix and Match TTE instruction (as the case may be) relates;

(ii)	an election under the Mix And Match Facility to receive, subject to availability as a result of offsetting elections, additional New Catlin Shares instead of cash or, additional cash instead of New Catlin Shares in each case to which he would otherwise be entitled under the basic terms of the Offer, in respect of the number of Wellington Shares in uncertificated form to which a Mix and Match TTE instruction relates; and

(iii)	an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with his acceptance of the Offer and/or to perfect any of the authorities expressed to be given under this Part D, in each case, on and subject to the terms and conditions set out in this document and that, subject only to the rights of withdrawal set out in paragraph 4 of Part B of this Appendix I, each such acceptance, election and undertaking shall be irrevocable;

(b)	that unless he sends a Restricted Escrow Transfer and a Restricted ESA instruction (each as defined in paragraph 8(h) of Part B above) which is accepted by a receiving agent accept (AEAN) message pursuant to paragraph 8(h) of Part B of this Appendix I, such Wellington Shareholder:

(i)	has not received or sent copies or originals of this document or any related offering document in, into or from Canada or Australia or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(ii)	has not used in connection with the Offer, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, Canada, Australia or any other jurisdiction where any such actions may constitute (or result in the Offer constituting) a breach of any legal or regulatory requirements;

(iii)	was outside Canada or Australia and any other jurisdiction in which the Offer may constitute a violation of relevant laws or require registration thereof at the time of the input and settlement of the relevant TTE instruction(s) and is accepting the Offer from outside those jurisdictions;

(iv)	in respect of the Wellington Shares in uncertificated form to which the Electronic Acceptance relates, is not an agent or a fiduciary acting on a non-discretionary basis for a principal unless such principal has given any instructions with respect to the Offer from outside Canada, Australia or any other jurisdiction in which the Offer would constitute a breach of relevant laws or require registration thereof; and

(v)	has, if such Wellington Shareholder is a citizen, resident or national of a jurisdiction outside the United Kingdom, observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in Catlin or any other person acting in breach of any legal or regulatory requirements of any such jurisdiction in connection with the Offer or his acceptance thereof;

APPENDIX I PART D — ELECTRONIC ACCEPTANCES

(c)	that the Electronic Acceptance constitutes the irrevocable appointment of the Escrow Agent as such Wellington Shareholder’s attorney and/or agent and an irrevocable instruction and authority to the Escrow Agent:

(i)	subject to the Offer’s becoming unconditional in all respects and to the relevant Wellington Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Catlin or its agents may direct) by means of CREST all or any of the Wellington Shares in uncertificated form to which such Electronic Acceptance relates (but not exceeding the number of Wellington Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted); and

(ii)	if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Panel may permit, not exceeding 14 days following the lapsing of the Offer), to transfer all such Wellington Shares to the original available balance of the accepting Wellington Shareholder;

(d)	that the Electronic Acceptance constitutes (subject to the Offer’s becoming unconditional in all respects and to the accepting Wellington Shareholder not having validly withdrawn his acceptance) a separate irrevocable authority and request:

(i)	to Catlin or the Depositary or their respective agents to issue Depository Interests in respect of New Catlin Shares to which such shareholder is entitled provided that Catlin may determine that all or any of the Depositary Interests representing such New Catlin Shares shall be issued in certificated form and all such share certificates shall be despatched by post (or by such other method as may be approved by the Panel) at the risk of such Wellington Shareholder to the first-named holder at an address outside Canada or Australia stipulated by such holder or as otherwise determined by Catlin;

(ii)	to Catlin or its agents to procure the making of a CREST payment obligation in favour of the Wellington Shareholder’s payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such Wellington Shareholder is entitled pursuant to his acceptance of the Offer, provided that:

(A)	Catlin may (if, for any reason, it wishes to do so) determine that all or any part of such cash consideration shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel); and

(B)	if the Wellington Shareholder concerned is a CREST member whose registered address is in Canada or Australia or any other jurisdiction in which the Offer would constitute a violation of relevant laws or require registration thereof, any cash consideration to which such Wellington Shareholder is entitled (following a determination that payment of such consideration would not constitute a breach of any securities or other legislation of such jurisdiction) shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel); and

(iii)	subject to the provisions of paragraph 8 of Part B of this Appendix I, to Catlin or its agents to procure that his name is entered on the appropriate register of Catlin in respect of the New Catlin Shares;

(e)	that he gives authority to any director of, or person authorised by, Catlin or JPMorgan Cazenove within the terms of paragraph 5 of Part B of this Appendix I subject to the Offer’s becoming unconditional in all respects in accordance with its terms and to the Wellington Shareholder not having validly withdrawn his acceptance;

(f)	that subject to the Offer’s becoming unconditional in all respects and his not having validly withdrawn his acceptance (or if the Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration in the name of Catlin or as it may direct, he:

(i)	authorises Catlin to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general or separate class meeting of Wellington)

APPENDIX I PART D — ELECTRONIC ACCEPTANCES

attaching to the Wellington Shares in respect of which the Offer has been accepted or is deemed to have been accepted;

(ii)	authorises Wellington and/or its agents to send any notice, circular, warrant or other document or communication which may be required to be sent to him as a member of Wellington to Catlin at its registered office;

(iii)	authorises any director of, or person authorised by, Catlin to sign any document and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the Wellington Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by Catlin to attend general and separate class meetings of Wellington and attending any such meeting (and any adjournment thereof) and exercising on his behalf, the votes attaching to the Wellington Shares in respect of which the Offer has been accepted or deemed to have been accepted, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer); and

(iv)	agrees not to exercise any such rights without the consent of Catlin and irrevocably undertakes not to appoint a proxy for or to attend such general or separate class meetings of Wellington.

The authorities referred to in this paragraph (f) will cease to be valid if the acceptance is withdrawn in accordance with paragraph 4 of Part B of this Appendix I;

(g)	if, for any reason, any Wellington Shares in respect of which a transfer to escrow instruction has been effected in accordance with paragraph 19 of the letter from the Chairman of Catlin contained in Part II of this document are converted to certificated form, he will (without prejudice to paragraph (f)(ii) of this Part D of Appendix I) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Wellington Shares so converted to the Receiving Agent at the address and in the manner referred to in paragraph 4(b) of Part B of this Appendix I or to Catlin at its registered office or as Catlin or its agents may direct and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this Appendix I in relation to such Wellington Shares without prejudice to the application (to the extent deemed appropriate by Catlin) of this Part D of Appendix I;

(h)	that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (d) of this Part D shall discharge in full any obligation of Catlin to pay to him the cash consideration to which he is entitled pursuant to the Offer;

(i)	agrees to ratify everything which may be done or effected by any director of, or person authorised by Catlin or JPMorgan Cazenove or the Receiving Agent in the proper exercise of any of the powers and/or authorities under this Part D;

(j)	he will take (or procure to be taken) the action set out in paragraph 19 of the letter from the Chairman of Catlin set out in Part II of this document and to transfer all of the Wellington Shares held by him in uncertificated form and in respect of which the Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not be validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the Offer’s becoming unconditional in all respects;

(k)	agrees that, if any provision of Part B of this Appendix I or this Part D shall be unenforceable or invalid or shall not operate so as to afford Catlin, JPMorgan Cazenove, the Receiving Agent or any of their respective directors or persons authorised by them the benefit of the authorities and powers of attorney expressed to be given therein, he shall with all practicable speed do everything that may be required or desirable to enable Catlin, JPMorgan Cazenove, the Receiving Agent and/or any of their respective directors or persons authorised by them to secure the full benefits of such authorities and powers of attorney; and

(l)	the making of an Electronic Acceptance constitutes his submission to the jurisdiction of the courts of England in relation to all matters arising in connection with the Offer and the Electronic Acceptance.

APPENDIX I PART D — ELECTRONIC ACCEPTANCES

A reference in this Part D to a Wellington Shareholder shall include references to the person or persons making an Electronic Acceptance and in the event of more than one person making an Electronic Acceptance the provisions of this Part D shall apply to them jointly and to each of them.

APPENDIX II
Catlin Group’s consolidated financial statements
Part A
The financial information concerning the Catlin Group contained in this Part A of Appendix II comprises the Catlin Group financial statements, prepared in accordance with US GAAP, in respect of the year ended 31 December 2005. In respect of these financial statements, the Company’s auditors, PricewaterhouseCoopers, gave a report which was unqualified.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED

CONSOLIDATED BALANCE SHEETS
As at 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004

Assets
Investments
Fixed maturities, available-for-sale, at fair value (amortised cost 2005: $1,761,968; 2004: $1,441,014)	$1,744,043	$1,452,198
Short-term investments, at fair value	14,666	173,037
Cash and cash equivalents, at fair value	609,857	354,608
Investment in associate	2,794	2,869

Total investments	2,371,360	1,982,712

Accrued investment income	17,227	15,925
Premiums and other receivables	565,500	629,544
Reinsurance recoverable (net of allowance of 2005: $24,511; 2004: $18,864)	607,446	390,945
Deposit with reinsurer	21,823	57,830
Reinsurers’ share of unearned premiums	37,222	51,748
Deferred acquisition costs	126,738	142,511
Intangible assets and goodwill (accumulated amortisation 2005: $26,181; 2004: $29,163)	63,639	71,238
Other assets	49,028	30,673

Total assets	$3,859,983	$3,373,126

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$1,995,485	$1,472,819
Unearned premiums	663,659	722,891
Deferred gain	8,078	19,548
Reinsurance payable	137,313	59,137
Notes payable	50,000	50,187
Accounts payable and other liabilities	70,186	70,138
Deferred taxes	4,181	7,219

Total liabilities	$2,928,902	$2,401,939

Stockholders’ equity:
Ordinary common shares, par value $0.01 (Authorised 250,000,000; issued and outstanding 2005: 155,914,616; 2004: 154,097,989)	1,559	1,541
Additional paid-in capital	721,935	716,649
Accumulated other comprehensive income/(loss)	(21,399)	4,156
Retained earnings	228,986	248,841

Total stockholders’ equity	931,081	971,187

Total liabilities and stockholders’ equity	$3,859,983	$3,373,126

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004

Revenues
Gross premiums written	$1,386,600	$1,433,836
Reinsurance premiums ceded	(197,501)	(187,331)

Net premiums written	1,189,099	1,246,505
Change in net unearned premiums	27,343	(85,395)

Net premiums earned	1,216,442	1,161,110

Net investment income	82,147	46,974
Net realised (losses)/gains on investments	(1,520)	3,358
Net realised (losses)/gains on foreign currency exchange	(13,791)	8,865
Other income	741	759

Total revenues	1,284,019	1,221,066

Expenses
Losses and loss expenses	865,285	660,437
Policy acquisition costs	305,539	302,791
Administrative expenses	61,865	57,294
Other expenses	23,665	26,602

Total expenses	1,256,354	1,047,124

Income before income tax expense	27,665	173,942
Income tax expense	(8,003)	(19,886)

Net income	$19,662	$154,056

Earnings per common share
Basic	$0.13	$1.31
Diluted	$0.12	$1.00

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

					Accumulated
			Additional	Retained	other	Total
	Common	Preference	paid-in	earnings	comprehensive	stockholders’
	stock	shares	capital	(deficit)	income (loss)	equity

Balance 1 January 2004	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:
Net income	—	—	—	154,056	—	154,056
Other comprehensive income	—	—	—	—	5,562	5,562

Total comprehensive income	—	—	—	154,056	5,562	159,618

Payment of PIK dividend	4	—	(4)	—	—	—
Redesignation of preference shares	50	(50)	—	—	—	—
19-1 bonus issue	1,167	—	(1,167)	—	—	—
Global Offer	312	—	182,315	—	—	182,627
Stock compensation expense	—	—	2,099	—	—	2,099
Stock options exercised	—	—	130	—	—	130
Dividends declared	—	—	—	(11,924)	—	(11,924)

Balance 31 December 2004	$1,541	$—	$716,649	$248,841	$4,156	$971,187

Comprehensive income:
Net income	—	—	—	19,662	—	19,662
Other comprehensive loss	—	—	—	—	(25,555)	(25,555)

Total comprehensive loss	—	—	—	19,662	(25,555)	(5,893)

Stock compensation expense	—	—	4,246	—	—	4,246
Stock options and warrants exercised	18	—	(18)	—	—	—
Dividends declared	—	—	—	(38,950)	—	(38,950)
Deferred compensation obligation	—	—	567	(567)	—	—
Adjustment to Global Offer expenses	—	—	491	—	—	491

Balance 31 December 2005	$1,559	$—	$721,935	$228,986	$(21,399)	$931,081

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	2005	2004

Cash flows provided by operating activities
Net income	$19,662	$154,056
Adjustments to reconcile net income to net cash provided by operations:
Amortisation and depreciation	9,631	10,742
Amortisation of discounts of fixed maturities	(12,371)	(2,317)
Net realised losses/(gains) on investments	1,520	(3,358)
Unpaid losses and loss expenses	700,895	423,817
Unearned premiums	7,810	67,485
Premiums and other receivables	(10,087)	(187,251)
Deferred acquisition costs	2,577	(3,518)
Reinsurance payable	166,576	42,358
Reinsurance recoverable	(305,930)	(63,542)
Reinsurers’ share of unearned premiums	(14,334)	2,211
Deposit with reinsurer	36,007	36,640
Deferred gain	(11,470)	(3,893)
Accounts payable and other liabilities	(2,174)	7,869
Deferred tax	6,855	3,035
Other	(129,933)	66,396

Net cash flows provided by operating activities	465,234	550,730

Cash flows used in investing activities
Purchases of fixed maturities	(1,817,889)	(1,370,658)
Purchases of short-term investments	(258,048)	(738,956)
Proceeds from sales of fixed maturities	1,445,990	672,950
Proceeds from maturities of fixed maturities	77,864	11,670
Proceeds from sales of short-term investments	429,616	727,563
Purchase of intangible assets	(51)	(161)
Purchases of property and equipment	(11,174)	(12,233)
Proceeds from sales of property and equipment	21	85

Net cash flows used in investing activities	(133,671)	(709,740)

Cash flows provided by financing activities
Proceeds from issue of common shares	—	183,127
Dividends paid on common shares	(38,291)	(12,085)
Proceeds from notes payable	250,000	200,000
Repayment of notes payable	(250,000)	(200,000)
Proceeds from exercise of stock options	—	130

Net cash flows (used in)/provided by financing activities	(38,291)	171,172

Net increase in cash and cash equivalents	293,272	12,162
Cash and cash equivalents — beginning of year	354,608	325,667
Effect of exchange rate changes	(38,023)	16,779

Cash and cash equivalents — end of year	$609,857	$354,608

Supplemental cash flow information
Taxes paid	$223	$306
Interest paid	$2,113	$1,176
Cash and cash equivalents comprise the following:
Cash at bank and in hand	$480,014	$349,815
Cash equivalents	$129,843	$4,793

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

1	Nature of operations
Catlin Group Limited (‘Catlin’ or the ‘Company’) is a holding company incorporated on 25 June 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom (‘UK’), the Company is the sole shareholder of Catlin Underwriting Agencies Limited (‘CUAL’), a Lloyd’s managing agent, and Catlin Syndicate Limited (‘CSL’), the sole member of Lloyd’s Syndicate 2003 and Syndicate 2600. As well as Syndicates 2003 and 2600, CUAL also managed Syndicate 1003, the capital of which was provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year, CSL is the sole capital provider to all CUAL-managed syndicates.
In December 2000, the Company established Catlin Insurance Company Limited (‘CICL’) as a Bermuda licensed insurer. CICL remained dormant until July 2002 when, in conjunction with a private equity capital raise, CICL was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. In December 2003, CICL received authorisation from the Financial Services Authority (‘FSA’) to commence underwriting in the UK through its UK Branch operations. In March 2005, Catlin Insurance Company (UK) Limited was authorised by the FSA and in June 2005, all of the business written by the UK Branch of CICL was novated into this new company, a subsidiary of CICL.
The Company is also the sole shareholder (directly or through intermediate holding companies) of companies in Singapore, Malaysia, Germany, Australia, Guernsey, Canada, the United States of America (‘US’) and the UK. These companies all act as underwriting agents for Catlin underwriting platforms.
Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, non-proportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the US predominates. The Company and its subsidiaries are together referred to as the ‘Group’.
On 6 April 2004, the Company completed its initial public offering and was admitted to the London Stock Exchange. The Company raised $182,627 net of expenses through the issuance of new common shares.

2	Significant accounting policies
Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US (‘US GAAP’). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group’s balance sheet that involve accounting estimates and actuarial determinations are reserves for loss and loss expenses, deferred acquisition costs, reinsurance recoverables, valuation of investments and goodwill. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Reporting currency
The financial information is reported in US dollars (‘US dollars’ or ‘$’).
Investments
The Group’s investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.
Net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders’ equity.
Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognised when earned. Realised gains or losses are included in earnings and are derived using the specific-identification method.
Net investment income includes interest income together with amortisation of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.
Other than temporary impairments
The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group’s methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group’s decision to make an impairment provision is based on an objective review of the issuer’s current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognised in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.
Short-term investments
Short-term investments are carried at fair value and are composed of securities due to mature between 90 days and one year of date of purchase.
Investment in associate
Investment in associate is composed of an investment in a limited liability corporation. This investment is accounted for using the equity method.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Cash and cash equivalents
Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.
Premiums
Premiums written are generally recognised in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired risk portion of the policies in force.
Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.
For multi-year policies written which are payable in annual instalments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual instalments are included as written premium at each successive anniversary date within the multi-year term.
Reinstatement premiums are recognised and fully earned as they fall due.
Deferred acquisition costs
Certain policy acquisition costs, consisting primarily of commissions and premium taxes, that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.
A premium deficiency is recognised immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (‘DAC’) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortised DAC, a liability will be accrued for the excess deficiency.
Unpaid losses and loss expenses
A liability is established for unpaid losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (‘IBNR’) reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.
Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in establishing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.
Deferred gain
The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.
Contract deposits
Contracts written by the Group which are not deemed to transfer significant underwriting and/or timing risk are accounted for as contract deposits and are included in premiums and other receivables. Liabilities are initially recorded at an amount equal to the assets received and are included in accounts payable and other liabilities.
The Group uses the risk-free rate of return of equivalent duration to the liabilities in determining risk transfer and records the transactions using the interest method. The Group periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future internal rate of return of the liability over the remaining estimated contract term.
Goodwill and intangible assets
Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (‘FAS 142’), goodwill is deemed to have an indefinite life and should not be amortised, but rather tested at least annually for impairment.
The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. The measurement of fair value of the reporting unit was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.
Intangible assets are valued at their fair value at the time of acquisition. The Group’s intangibles relate to the purchase of syndicate capacity and surplus lines licenses.
During 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead will assess its recoverability at least annually.
Surplus lines authorisations are considered to have a finite life and are amortised over their estimated useful lives of 5 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.
Other assets
Other assets are principally composed of prepaid items and property and equipment.
Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Reinsurance
In the ordinary course of business, the Company’s insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognised and commissions thereon are earned over the period that the reinsurance coverage is provided.
Reinstatement premiums are recorded and fully expensed as they fall due.
Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.
Reinsurers’ share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.
Return premiums due from reinsurers are included in premiums and other receivables.
Comprehensive income/(loss)
Comprehensive income/(loss) represents all changes in equity that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available for sale investments and foreign currency translation adjustments.
Foreign currency translation and transactions
Foreign currency translation
The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. The presentation currency of the Group has been determined to be US dollars. For subsidiaries with a functional currency other than US dollars, foreign currency assets and liabilities are translated into US dollars using period end rates of exchange, while statements of operations are translated at average rates of exchange for the period. The resulting translation differences are recorded as a separate component of accumulated other comprehensive income/(loss) within stockholders’ equity.
Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are revalued at period end rates of exchange, with the resulting gains and losses included in income. Revenues and expenses denominated in foreign currencies are translated at average rates of exchange for the period.
Income taxes
Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Preference shares
Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares’ par value is credited to additional paid-in capital. Dividends are recognised when declared by the Company.
Stock compensation
The Group accounts for stock-based compensation arrangements under the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Accounting for Stock-Based Compensation (‘FAS 123R’).
The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the option-vesting period.
The fair value of non-vested shares is calculated on the grant date based on the share price and the exchange rate in effect on that date and is recognised on a straight-line basis over the vesting period. This calculation is updated on a regular basis to reflect revised expectations and/or actual experience.
Warrants
For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.
Other income
Other income consists of managing agency fees and profit commission in respect of the Group’s management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.
Pensions
The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.
Risks and uncertainties
In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above and in Note 6, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments. Similar diversification provisions are in place governing the Group’s reinsurance programme.
New accounting pronouncements
In April 2005, the Financial Accounting Standards Board (‘FASB’) issued FAS 123R, which is a revision of FAS 123, ‘Accounting for Stock-based Compensation.’ FAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services for share-based payment transactions, and requires that

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
all share-based payment transactions are recorded at fair value. FAS 123R is effective for reporting periods beginning after 15 December 2005, but early adoption is permitted. The Group has adopted the provisions of FAS 123R in these 2005 consolidated financial statements, such that new Performance Share Plan described in Note 14 has been accounted for in accordance with FAS 123R. The Group’s existing stock option plan was historically accounted for at fair value and therefore the adoption of FAS 123R had no impact on the Group’s financial position or results of operations.
In June 2005, the FASB issued Financial Accounting Standard 154, (‘FAS 154’) Accounting Changes and Error Corrections, a replacement of APB No. 20 and FAS No 3. FAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. FAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle and requires that a change in depreciation, amortisation, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after 15 December 2005, but early adoption is permitted. The adoption of FAS 154 will not have an impact on the Group’s financial position or results of operations.
In January 2003, the Financial Accounting Standards Board issued Interpretation 46 (‘FIN 46’), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (‘ARB 51’). FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation of standards on consolidation. FIN 46-R clarifies the consolidation accounting guidance in ARB 51 as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (‘VIEs’). FIN 46-R requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46-R also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The requirements of FIN 46-R had various implementation dates during financial years 2003 and 2004. The adoption of certain FIN 46-R requirements did not have an impact on the Group’s financial position or results of operations.

3	Segmental information
In 2005, the Group has adjusted its segmental reporting method to respond to changes in the operational management and reporting of the Group. The Group now reports four segments aligned to its three operating platforms as follows: Catlin Syndicate Direct, Catlin Syndicate Reinsurance, Catlin UK and Catlin Bermuda. The former segments Lloyd’s Direct and Lloyd’s Reinsurance have been renamed as Catlin Syndicate Direct and Catlin Syndicate Reinsurance, respectively. The former segments Corporate Direct and Corporate Reinsurance were each a combination of business written by Catlin UK and Catlin Bermuda. Comparative segmental information for the year ended 31 December 2004 has been reclassified to conform to this new presentation.
At 31 December 2005, there were four intra-Group reinsurance contracts in place: a 30% Qualifying Quota Share (‘QQS’) contract on the 2003 Year of Account and a 10% QQS contract on the 2004 Year of Account; a Long Tail Stop Loss (‘LTSL’); and a 50% Corporate Quota Share (‘CQS’), all of which cede Catlin Syndicate risk to Catlin Bermuda, as well as the 60% Quota Share contract that cedes Catlin UK risk to Catlin Bermuda (‘CUK QS’). At 31 December 2004, the CUK QS was not yet in place, and the CQS was deposit accounted for as a retrospective reinsurance contract, as it was entered into at the end of the year. The effects of each of these reinsurance contracts are initially included within each of the operating segments and are then eliminated to reconcile to the Group position.
For the years ended 31 December 2005 and 2004, these segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2005 is as follows:

	Catlin	Catlin
	Syndicate	Syndicate	Catlin	Catlin
	Direct	Reinsurance	Bermuda	UK	Intra-Group	Total

Gross premiums written	$698,841	$278,450	$566,805	$232,129	$(389,625)	$1,386,600
Reinsurance premiums ceded	(360,037)	(122,814)	(8,341)	(95,934)	389,625	(197,501)

Net premiums written	338,804	155,636	558,464	136,195	—	1,189,099

Net premiums earned	478,670	186,191	395,727	155,854	—	1,216,442
Losses and loss expenses	(205,042)	(184,556)	(382,577)	(93,110)	—	(865,285)
Policy acquisition costs	(176,886)	(58,495)	(45,513)	(36,203)	11,558	(305,539)
Administrative expenses	(24,344)	(9,469)	(20,126)	(7,926)	—	(61,865)
Other expenses	(4,765)	(1,853)	(3,938)	(1,551)	(11,558)	(23,665)

Net underwriting result	67,633	(68,182)	(56,427)	17,064	—	(39,912)

Net investment income and net realised losses on investments	31,727	12,341	26,229	10,330	—	80,627
Net realised losses on foreign currency exchange	(5,426)	(2,111)	(4,487)	(1,767)	—	(13,791)
Other income	291	113	242	95	—	741

Income/(loss) before income tax expense	$94,225	$(57,839)	$(34,443)	$25,722	$—	$27,665

Total revenue	$505,262	$196,534	$417,711	$164,512	$—	$1,284,019

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2004 is as follows:

	Catlin	Catlin
	Syndicate	Syndicate	Catlin	Catlin
	Direct	Reinsurance	Bermuda	UK	Intra-Group	Total

Gross premiums written	$870,363	$211,185	$242,814	$199,710	$(90,236)	$1,433,836
Reinsurance premiums ceded	(209,779)	(28,911)	(4,376)	(34,501)	90,236	(187,331)

Net premiums written	660,584	182,274	238,438	165,209	—	1,246,505

Net premiums earned	644,367	181,805	252,731	82,207	—	1,161,110
Losses and loss expenses	(354,783)	(105,623)	(150,161)	(49,870)	—	(660,437)
Policy acquisition costs	(213,495)	(41,503)	(40,717)	(21,969)	14,893	(302,791)
Administrative expenses	(31,796)	(8,971)	(12,471)	(4,056)		(57,294)
Other expenses	(6,499)	(1,833)	(2,549)	(828)	(14,893)	(26,602)

Net underwriting result	37,794	23,875	46,833	5,484	—	113,986

Net investment income and net realised gains on investments	27,932	7,881	10,955	3,564	—	50,332
Net realised gains on foreign currency exchange	4,920	1,388	1,930	627	—	8,865
Other income	421	119	165	54	—	759

Income before income tax expense	$71,067	$33,263	$59,883	$9,729	—	$173,942

Total revenue	$677,640	$191,193	$265,781	$86,452	$—	$1,221,066

Total revenue is the total of net premiums earned, net investment income and net realised gain/ (loss) on investments, net realised gain/ (loss) on foreign currency exchange, and other income.
Total assets by segment at 31 December 2005 and 2004 are as follows:

	2005	2004

Catlin Syndicate Direct	$2,190,303	$1,936,595
Catlin Syndicate Reinsurance	749,162	480,643
Catlin Bermuda	1,913,467	1,379,067
Catlin UK	509,869	309,525
Other	860,990	809,980
Consolidation adjustments	(2,363,808)	(1,542,684)

Total assets	$3,859,983	$3,373,126

‘Other’ in the table above includes assets such as investments in Group companies which are not allocated to individual segments.
Goodwill has been allocated to the relevant segments, being Catlin Syndicate Direct and Catlin Syndicate Reinsurance. The amount of goodwill allocated as at 31 December 2005 was $11,740 (2004: $13,447) for Catlin Syndicate Direct and $3,173 (2004: $2,783) for Catlin Syndicate Reinsurance.
Property and equipment, net of accumulated amortisation, held in the UK was $17,504 (2004: $18,148), held in Bermuda was $3,570 (2004: $4,140) and held in all other territories was $1,361 (2004: $574).

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

4	Investments
Fixed maturities
The fair values and amortised costs of fixed maturities at 31 December 2005 and 2004 are as follows:

	2005		2004

	Fair	Amortised	Fair	Amortised
	Value	Cost	Value	Cost

US government and agencies	$860,839	$869,655	$741,900	$728,857
Non-US governments	378,339	381,449	140,768	140,737
Corporate securities	277,575	281,500	301,601	302,889
Asset-backed securities	227,290	229,364	267,929	268,531

Total fixed maturities	$1,744,043	$1,761,968	$1,452,198	$1,441,014

The carrying value of fixed maturities at 31 December 2005 and 2004 was the same as their fair value.
The composition of the amortised cost of fixed maturities by ratings assigned by ratings agencies are as follows:

	2005		2004

	Amortised		Amortised
	Cost	%	Cost	%

US government and agencies	$869,655	49%	$764,867	53%
Non-US governments	381,449	22%	102,879	7%
AAA	337,923	19%	375,386	26%
AA	74,210	4%	78,914	6%
A	98,731	6%	117,562	8%
BBB	—	—%	1,406	—%

Total fixed maturities	$1,761,968	100%	$1,441,014	100%

The gross unrealised gains and losses related to fixed maturities at 31 December 2005 and 2004 are as follows:

	2005		2004

	Gross	Gross	Gross	Gross
	unrealised	unrealised	unrealised	unrealised
	gains	losses	gains	losses

US government and agencies	$925	$9,742	$13,786	$743
Non-US governments	315	3,425	418	387
Corporate securities	33	3,958	316	1,604
Asset-backed securities	101	2,174	189	791

Total fixed maturities	$1,374	$19,299	$14,709	$3,525

There were no other than temporary declines in the value of investments in the year to 31 December 2005 or 2004. The net realised losses on fixed maturities for the year ended 31 December 2005 were $1,314 (2004: net realised gain of $3,429).
The following is an analysis of how long each of the fixed maturities that were in an unrealised loss position as at 31 December 2005 had been in a continual loss position. This information concerns the potential effect upon future earnings and financial position should management later conclude that some of these current unrealised losses represent other than temporary declines in the value of the securities.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

	Less than 12 months		Equal to or greater than 12 months

		Gross		Gross
	Market	unrealised	Market	unrealised
	value	losses	value	losses

US government and agencies	$698,842	$8,593	$25,438	$576
Non-US governments	202,455	2,324	35,177	1,030
Corporate securities	222,947	3,163	37,387	819
Asset-backed securities	117,681	1,989	6,433	111

Total fixed maturities	$1,241,925	$16,069	$104,435	$2,536

Proceeds from the sales and maturities of fixed maturities during 2005 were $1,523,854 (2004 $684,620). Proceeds from the sales and maturities of short-term investments during 2005 were $429,616 (2004: $727,563). Gross gains of $5,962 (2004: $3,925) and gross losses of $7,469 (2004: $567) were realised on sales of fixed maturities and short-term investments in 2005.
Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category ‘asset-backed securities’. Approximately 8 per cent (2004: 18 per cent) of the total asset-backed holdings at December 31, 2005 are represented by investments in SallieMae, Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of non-government asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a ‘AAA’ rating by the major credit rating agencies.
The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 per cent of total investments at 31 December 2005 and 2004.
Fixed maturities at 31 December 2005, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair	Amortised
	value	cost

Due in one year or less	$104,323	$105,281
Due after one through five years	905,707	914,919
Due after five years through ten years	503,939	509,625
Due after ten years	2,783	2,779

	1,516,752	1,532,604
Asset-backed securities	227,291	229,364

Total	$1,744,043	$1,761,968

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Net investment income
The components of net investment income for the years ended 31 December 2005 and 2004 are as follows:

	2005	2004

Interest income	$71,153	$45,062
Amortisation of premium/discount	12,371	2,320
Equity in income of investment in associate	1,343	1,400

Gross investment income	84,867	48,782
Investment expenses	(2,720)	(1,808)

Net investment income	$82,147	$46,974

Restricted assets
The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit (‘LOC’), as described in Note 9. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.
The total value of these restricted assets by category at 31 December 2005 and 2004 are as follows:

	2005	2004

Fixed maturities, available for sale	$741,281	$607,571
Short term investments	6,957	19,146
Cash and cash equivalents	98,873	119,401

Total restricted assets	$847,111	$746,118

5	Investment in associate
The Group, through Catlin Inc., its US subsidiary, has a 25 per cent membership interest in Southern Risk Operations, L.L.C. (‘SRO’) which is accounted for using the equity method. The Group received cash distributions from SRO during the year ended 31 December 2005 of $1,418 (2004: $1,073). The share of SRO’s profit included within the Consolidated Statement of Operations during 2005 was $1,343 (2004: $1,400). In management’s opinion, the fair value of SRO is not less than its carrying value.

6	Unpaid losses and loss expenses
The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves is complex and imprecise, requiring the use of informed estimates and judgments. The Group’s estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group’s results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 31 December 2005 and 2004.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2005 and 2004 is as follows:

	2005	2004

Gross unpaid losses and loss expenses, beginning of year	$1,472,819	$962,535
Reinsurance recoverable on unpaid loss and loss expenses	(359,154)	(242,187)

Net unpaid losses and loss expenses beginning of year	1,113,665	720,348

Net incurred losses and loss expenses for claims related to:
Current year	959,492	698,706
Prior years	(94,207)	(38,269)

Total incurred losses and loss expenses	865,285	660,437

Net paid losses and loss expenses for claims related to:
Current year	(115,128)	(94,432)
Prior year	(363,449)	(281,483)

Total paid losses and loss expenses	(478,577)	(375,915)

Loss portfolio transfer of remaining net liability in Syndicate 1003	—	66,926
Foreign exchange adjustment	(80,410)	41,869

Net unpaid losses and loss expenses end of year	1,419,963	1,113,665
Reinsurance recoverable on unpaid loss and loss expenses	575,522	359,154

Gross unpaid losses and loss expenses, end of year	$1,995,485	$1,472,819

As a result of the changes in estimates of insured events in prior years, the 2005 provision for losses and loss expenses net of reinsurance recoveries decreased by $94,207 (2004: decrease of $38,269). In 2005 and 2004, the decrease was due to changes in estimates of insured events in previous years resulting from reductions of expected ultimate loss costs, settlement of losses at amounts below previously estimated loss costs and reduction in uncertainty surrounding the quantification of the net cost of claim events.
2005 hurricanes
Net incurred losses and loss expenses for claims related to the current year include $ 333,506 of net losses incurred (prior to reinstatement costs) in respect of the three hurricanes (Katrina, Rita and Wilma) that caused extensive damage in the Gulf of Mexico and southeastern United States during the second half of 2005. The following table summarises the gross to net position.

Gross losses	$615,097
Reinsurance recoveries	(281,591)

Net loss prior to reinsurance costs	333,506
Net reinstatements due on ceded business	48,258
Reinsurance restatements on assumed business	(31,540)

Net loss	$350,224

The figures above represent management’s best estimate of the likely final losses to the Group from the three hurricanes. In making this estimate, management has used the best information available, including estimates performed by Catlin’s underwriters, actuarial and claims staff, retained external actuaries, outside agencies and market studies. Hurricane Katrina is the largest insured loss in history and is still subject to particular uncertainty both in respect of the original loss and the impact on the reinsurance market. Management’s best estimate is

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
based on an assessment of individual contracts in which the Group has a participation. Where affected classes of business underwritten by Catlin are covered by reinsurance, management’s best estimate of losses is within the limits of reinsurance protections in respect of all three hurricanes. Where affected classes of business are not covered by reinsurance, any changes to management’s best estimate will be fully reflected in net losses and loss expenses in that period.
Allowance is made in the overall management best estimate of net unpaid losses for an appropriate level of sensitivity, for both individual large losses and the overall portfolio of business. In respect of the 2005 hurricanes, management have particularly considered sensitivities relating to gross losses on direct and reinsurance accounts, underlying loss experience of cedants and reinsurance coverage and security issues.
11 September 2001 event
The Group’s ultimate gross loss is estimated to be $153,357 (2004: $163,686), and its ultimate net loss after reinstatement premiums is estimated to be $28,079 (2004: $29,512). These ultimate losses are calculated on the basis of a single occurrence. While these figures represent management’s best estimate of the likely final loss, a series of sensitivity analyses for contingent scenarios are conducted on a regular basis to quantify potential variability in the forecasting. Sensitivity analysis indicates that the net loss is relatively insensitive to most modeled scenarios because unexhausted coverage remains on the Group’s outwards reinsurance programmes, which would be available to protect against any gross loss deterioration, including a two-event scenario.
Closure of Lloyd’s Syndicate 1003
Syndicate 1003, which was capitalised by external Names and managed by Catlin Underwriting Agencies Limited, ceased underwriting new business with the 2002 underwriting year. The remaining net liability in Syndicate 1003, calculated as $66,926 at 31 December 2004, was assumed by Syndicate 2003 at 31 December 2004. This was settled through a payment in the form of cash and investments in the same amount, which was carried in premiums and other receivables at 31 December 2004. The transaction has been treated as a loss portfolio transfer, recorded as an increase in loss reserves with no impact on the Consolidated Statement of Operations. To the extent that the future run-off of this portfolio differs from the recorded amount, that development will be recorded in the Consolidated Statement of Operations in the period that it is incurred.

7	Reinsurance
The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group’s reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2005		2004

	Premiums	Premiums	Premiums	Premiums
	written	earned	written	earned

Direct	$953,172	$992,181	$1,095,619	$1,011,421
Assumed	433,428	427,515	338,217	326,889
Ceded	(197,501)	(203,254)	(187,331)	(177,200)

Net premiums	$1,189,099	$1,216,442	$1,246,505	$1,161,110

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
The Group’s provision for reinsurance recoverable as of the years ended December 31, 2005 and 2004 is as follows:

	2005	2004

Gross reinsurance recoverable	$631,957	$409,809
Provision for uncollectible balances	(24,511)	(18,864)

Net reinsurance recoverable	$607,446	$390,945

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. All reinsurers must maintain a minimum financial strength rating of ‘A’ from Standard & Poor’s or ‘A-’ from A M Best. At 31 December 2005, there were four reinsurers which accounted for more than 5 per cent of the total reinsurance recoverable.

	% of reinsurance	AM Best
	recoverable	Rating

National Indemnity Company	14	A++
ERC Frankona Ruckversicherungs AG	11	A
Hannover Ruck AG	8	A
Munich Re	8	A+

At 31 December 2005, the Group has a deposit with reinsurer of $21,823 (2004: $57,830) with Max Re, which is rated A- by A M Best. This relates to a whole account stop loss contract that covers the Group’s underwriting at Lloyd’s for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and as a result, premiums paid are accounted as a deposit. The anticipated gain under the contract of $6,898 (2004: $18,278) is deferred and is recognised in income as recoveries are made. During 2005, $11,380 of the deferred gain was recognised in income (2004: $10,811). Assets equivalent in value to the amount accounted as a deposit are held by an independent trustee for the benefit of the reinsured syndicates.

8	Property and equipment
Property and equipment is included within other assets on the balance sheet. Following are the components of property and equipment:

	2005	2004

Property	$1,708	$1,012
Automobiles	526	543
Leasehold improvement	3,387	2,939
Furniture and equipment	39,609	38,413

Total property and equipment	45,230	42,907
Less: accumulated depreciation	(22,795)	(20,048)

Net property and equipment	$22,435	$22,859

Depreciation expense relating to property and equipment for the year ended 31 December 2005 was $9,631 (2004: $6,913).
Included in the furniture and equipment category above are unamortised software costs of $12,885 (2004: $15,161). Depreciation expense relating to software costs for the year ended December 31, 2005 was $4,385 (2004: $5,613).

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
The Group leases office space and equipment under non-cancellable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancellable operating leases as at 31 December 2005 are as follows:

2006	$3,916
2007	3,853
2008	2,366
2009	439
2010 and thereafter	462

Total	$11,036

Total rent expense for the year ended 31 December 2005 was $3,952 (2004: $3,692).

9	Notes payable, debt and financing arrangements
Notes payable as at 31 December 2005 and 2004 consisted of the following:

	2005	2004

Drawdown under 364-day revolving bank facility, at three-month Libor plus 65 basis points, due 31 March 2006	$50,000	$50,187

Future interest payments on notes payable as of 31 December 2005 are $667, due in 2006.
The Group paid $2,113 in interest during the year ended 31 December 2005 (2004: $1,176).
Bank facilities
Since November 2003, the Group has participated in a Letter of Credit/Revolving Loan Facility (the ‘Club Facility’) with three banks. Each bank participates equally in the Club Facility. The Club Facility is comprised of three tranches as detailed below. The Club Facility been varied, amended and restated since it was originally entered into, most recently on 22 December 2005 when the credit available under the Club Facility increased from $150,000 and £125,000 to $250,000 and £150,000 respectively. The following amounts were outstanding under the Club Facility as at 31 December 2005:

•	Debt outstanding was $50,000, in the form of a 364-day $50,000 revolving facility with a one year term-out option (‘Facility A’). Facility A, while not directly collateralised, is secured by floating charges on Group assets and cross guarantees from material subsidiaries. This debt bears interest at three-month Libor plus 65 basis points, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of Facility A costs 25 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10,000. The Group has the option to extend the revolving facility for 364 days, or to convert all cash advances into a term loan.

•	A clean, irrevocable standby LOC of $258,000 (£150,000) is provided to support CSL’s underwriting at Lloyd’s (‘Facility B’). As at 31 December 2005, CSL has utilised Facility B and deposited with Lloyd’s an LOC in the amount of $215,000 (£125,000). In the event that CSL failed to meet its obligations under policies of insurance written on its behalf, Lloyd’s could draw down this letter of credit. This LOC became effective on 24 November 2005 and has an initial expiry date of 27 November 2009. Collateral of $68,800 (£40,000) must be provided by 1 August 2006 and a further $34,400 (£20,000) must be provided by 1 August 2007.

•	A two-year $200,000 standby LOC facility is available for utilisation by CICL Bermuda and CICL UK (‘Facility C’). At 31 December 2005, $121,689 in LOC’s were outstanding, of which $119,855 are issued for the benefit of CICL Bermuda, with a single LOC of $1,834 (£1,066) being for the benefit of Catlin UK.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under the Standby facility must be provided.
The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These include maximum levels of possible exposures to realistic disaster scenarios for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2005 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2005.

10	Intangible assets and goodwill
Net intangible assets and goodwill as at 31 December 2005 and 2004 consist of the following:

		Indefinite life	Finite life
	Goodwill	intangibles	intangibles	Total

Gross value at 1 January 2004	$33,957	$—	$59,831	$93,788
Accumulated amortisation	(18,583)	—	(4,674)	(23,257)

Net value at 1 January 2004	15,374	—	55,157	70,531

Movements during 2004:
Additions	—	—	167	167
Foreign exchange adjustment	856	—	3,766	4,622
Amortisation charge	—	—	(4,082)	(4,082)

Total movements during 2004	856	—	(149)	707

Gross value at 31 December 2004	36,099	—	64,302	100,401
Accumulated amortisation	(19,869)	—	(9,294)	(29,163)

Net value at 31 December 2004	16,230	—	55,008	71,238

Movements during 2005:
Reclassification of intangible asset	—	54,337	(54,337)	—
Additions	—	—	51	51
Foreign exchange adjustment	(1,317)	(5,660)	(2)	(6,979)
Amortisation charge	—	—	—	—
Write off	—	—	(671)	(671)

Total movements during 2005	(1,317)	48,677	(54,959)	(7,599)

Gross value at 31 December 2005	32,805	56,966	49	89,820
Accumulated amortisation	(17,892)	(8,289)	—	(26,181)

Net value at 31 December 2005	$14,913	$48,677	$49	$63,639

Neither goodwill nor intangibles were impaired in 2005 or 2004.
The Group’s intangibles relate to the purchase of syndicate capacity and surplus lines licenses. Surplus lines licenses are considered to have a finite life and are amortised over their estimated useful life of 5 years. Amortisation of intangible assets for the next 5 years at current exchange rates will amount to approximately $10 per annum.
Lloyd’s syndicate capacity purchased in 2002 amounted to $50,959. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business originally underwritten by members of Syndicate 1003, which was assumed by Syndicate 2003, and which was

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
capitalised by CSL in the 2003 Lloyd’s underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the consideration has been allocated to these intangible assets.
During 2005, the Group reassessed its estimate of the useful life of syndicate capacity purchased during 2002 and determined that it was indefinite. As a result, the Group has ceased amortising this intangible asset and instead will assess its recoverability at least annually. This change in accounting estimate is applied prospectively.
The effect of this change in accounting estimate on current period administrative expenses, income before income tax expense and net income, as well as on basic and diluted earnings per share, is presented below.

	Before change
	in accounting	Effect
	estimate($)	of change	As reported

Administrative expenses	$65,884	$(4,019)	$61,865
Income before income tax expense	23,646	4,019	27,665
Income tax expense	(6,840)	(1,163)	(8,003)

Net income	$16,806	$2,856	$19,662

Earnings per common share
Basic	$0.11	$0.02	$0.13
Diluted	$0.10	$0.02	$0.12

11	Taxation
Under current Bermuda law, the Company and its Bermuda subsidiary, CICL, are not required to pay any taxes in Bermuda on their income or capital gains. The Company and CICL have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and CICL will be exempt from taxation in Bermuda until March 2016.
The Group also operates in the UK through its UK subsidiaries. The income of the UK subsidiaries is subject to UK corporation taxes.
Income from the Group’s operations at Lloyd’s is also subject to US corporation taxes. Lloyd’s is required to pay US income tax on US connected income (‘US income’) written by Lloyd’s syndicates. Lloyd’s has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd’s and remitted directly to the Internal Revenue Service. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group’s Corporate Member is also subject to this arrangement but, as a UK domiciled company, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income. The UK tax authorities are currently reviewing legislation on the taxation of insurance company technical reserves. The outcome of this review is not yet known, but it remains a possibility that recoverability of foreign taxes by Catlin Syndicate may be prejudiced in whole or in part by any changes in a future year.
The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.
The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
The income tax expense for the years ended 31 December 2005 and 2004 is as follows:

	2005	2004

Current tax expense	$6,477	$69
Deferred tax expense	1,526	19,817

Expense for income taxes	$8,003	$19,886

The weighted average expected tax expense has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. The weighted average tax rate for the Group is 29.9 per cent (2004: 9.6 per cent), which has increased in 2005 because of a change in the balance of the geographical distribution of profits. A reconciliation of the difference between the expense for income taxes and the expected tax expense at the weighted average tax rate for the years ended 31 December 2005 and 2004 is provided below.

	2005	2004

Expected tax expense at weighted average rate	$8,307	$16,704
Permanent differences:
Disallowed expenses	1,149	2,692
Under/(over) accrual of tax in prior periods	262	490
Items taxed in previous years	(1,212)	—
Other	(503)	—

Expense for income taxes	$8,003	$19,886

The components of the Group’s net deferred tax asset/(liability) as of 31 December 2005 and 2004 are as follows:

	2005	2004

Deferred tax assets:
Net operating loss carryforwards	$7,462	$29,886
Future UK double tax relief	7,507	—
Whole account stop loss	2,069	5,483
Deep discount security unwind	1,201	3,029
Accelerated capital allowances	488	—
Cumulative translation adjustment	4,447	—
Syndicate capacity amortisation and other	2,022	1,232

Total deferred tax assets	25,196	39,630

Deferred tax liabilities
Cumulative translation adjustment	—	(1,061)
Untaxed profits	(29,377)	(45,788)

Net deferred tax liability	$(4,181)	$(7,219)

No valuation allowance was necessary as at 31 December 2005 and 2004.
As of 31 December 2005, the Group has net operating loss carryforwards of approximately $24,873, which are available to offset future taxable income (2004: $99,619). The net operating loss carry forwards arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilisation of these losses.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

12	Stockholders’ equity
The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2005 and 2004:

	Authorised		Issued and outstanding

		Par		Par
	Number	value	Number	value
2005	of shares	$000	of shares	$000

Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	155,914,616	$1,559

Total	250,000,000	$2,500	155,914,616	$1,559

	Authorised		Issued and outstanding

		Par		Par
	Number	value	Number	value
2004	of shares	$000	of shares	$000

Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	154,097,989	$1,541

Total	250,000,000	$2,500	154,097,989	$1,541

The following table outlines the changes in common shares issued and outstanding during 2005 and 2004:

	2005	2004

Balance, 1 January	154,097,989	75,109,082
Movements pre-IPO:
Payment of payment-in-kind (‘PIK’) dividend	—	42,195,965
Redesignation of preference shares	—	497,000,000
Cancellation of options and replacement with ordinary common shares	—	154,576

Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	—	614,459,623

Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	—	122,891,925
New ordinary common shares issued in the IPO	—	31,180,000
Ordinary common shares issued after the IPO (exercise of stock options and warrants)	1,816,627	26,064

Balance, 31 December	155,914,616	154,097,989

On 6 April 2004, the Group completed its IPO and was admitted to the Official List of the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company’s capital structure took place. Accrued dividends on convertible preference shares were settled through the issuance of additional common shares and a small number of share options were cancelled and replaced with common shares. All convertible preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.
The Group raised $200,472 ($182,627 net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.
As a result, immediately following the capital changes and the IPO, the Company had 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Dividends
On 31 May 2005, the Group paid a final dividend relating to the 2004 financial year of $0.156 (£0.081) per share to shareholders of record at the close of business on 29 April 2005. The total dividend paid for the 2004 financial year was $0.235 (£0.124) per share.
On 14 November 2005, the Group paid an interim dividend relating to the 2005 financial year of $0.099 per share (£0.054 per share) to shareholders of record as of 14 October 2005.

13	Employee stock compensation schemes
The Group has two stock compensation schemes in place: a Performance Share Plan, which was adopted in 2004, and a Long Term Incentive Plan, adopted in 2002. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the year ended 31 December 2005 was $4,246 (2004: $2,099).
Performance Share Plan (‘PSP’)
The first awards were made to employees under the PSP on 11 March 2005. Options with a nil exercise price over 2,056,977 shares and 166,982 non-vested shares (total of 2,223,959 securities) were granted to Group employees. Up to half of the securities will vest on 11 March 2008 and up to half will vest on 11 March 2009, subject to certain performance conditions calibrated to stockholder returns. These securities have been treated as non-vested shares and as such have been measured at their fair value as if they were vested and issued on the grant date, excluding the impact of performance vesting conditions. Performance vesting conditions are included in assumptions about the number of non-vested shares that employees will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The total number of PSP securities outstanding at 31 December 2005 was 2,203,786 and the total compensation expense relating to the PSP for the year ended 31 December 2005 was $2,221.
In addition, at each dividend payment date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP, is to be paid into an Employee Benefit Trust. This amount, totalling $567 in 2005, is treated as a deferred compensation obligation and as such is taken directly to retained earnings and capitalised in stockholders’ equity within additional paid-in capital.
Long Term Incentive Plan (‘LTIP’)
After adjusting for the effects of the bonus issuance and share consolidation as described in Note 12, interests in shares equivalent to 10 per cent of the Company’s fully diluted share capital as at 4 July 2002, (a total of 16,051,613 ordinary common shares) were granted to eligible employees. The individual awards were divided into options with an exercise price of $5.00 and exercisable in four equal annual tranches, and options with exercise prices of $10.00, $12.50 and $15.00, exercisable on 1 July 2007.
During 2002, the Company granted options over 14,624,099 shares, which had been allocated to employees based on the fair value as at July 4, 2002, being $5.20 per share.
During 2003, the Company granted options over a further 1,427,514 shares to employees, based on the fair value as at 31 December 2003, being $7.60 per share.
Immediately prior to the IPO on 6 April 2004, the Board approved the grant of options over an additional 739,979 shares, with exercise prices of $6.40 (£3.50), $10.00, $12.50 and $15.00. The weighted average exercise price of interests allocated is $10.06 per share (2003: $9.50 per share). At the same time, the Board also approved the acceleration of the vesting date of one half of the options with exercise prices of $10.00, $12.50 and $15.00, from 1 July 2007 to 6 April 2004 (date of Admission). The impact of the acceleration of the vesting date is to

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
shorten the remaining expected life of the modified options from 3.625 years to 1.875 years. This modification has resulted in no additional compensation expense.
The options vest on various dates as prescribed under LTIP plan documentation, but in any event all will have vested and will expire by 4 July 2012. 1,576,110 interests vested on 4 July 2003. Upon the IPO on 6 April 2004, 4,815,484 interests vested and on 4 July 2004, a further 1,668,261 interests vested. 1,655,158 interests vested on 4 July 2005. The table below shows the status of the interests in shares as at 31 December 2005:

	2005		2004

		Weighted average		Weighted average
	Number	exercise price ($)	Number	exercise price ($)

Outstanding, beginning of period	16,440,660	9.60	15,829,797	9.56
Granted during year	—	—	739,979	10.06
Exercised during year	(322,877)	5.05	(129,116)	5.00
Forfeited during year	(137,868)	11.27	—	—

Outstanding, end of period	15,979,915	9.68	16,440,660	9.60

Exercisable, end of period	9,005,511	8.94	7,735,225	9.62

		Average
	Number of	remaining	Number of
	options	contractual	options
Exercise price	outstanding	life	exercisable

$5.00	5,741,231	6.5	4,160,927
£3.50	334,835	6.5	150,727
$10.00	3,301,281	2.0	1,564,619
$12.50	3,301,281	2.0	1,564,619
$15.00	3,301,287	2.0	1,564,619

Total	15,979,915	3.7	9,005,511

As at year end, there was no amount receivable from shareholders on the exercise of interests in shares.
The fair value of the options granted during 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4 years for the £3.50 tranche, 1.875 years for the performance based tranche that vested on admission and 3.625 for the performance based tranche that vests on 4 July 2007. The valuation has assumed an average volatility of 40 per cent, no expected dividends and a risk free rate using US dollar swap rates appropriate for the expected life assumptions: 2.8 per cent for four years; 1.79 per cent for 1.875 years; and 2.64 per cent for 3.625 years.
The fair value of the options granted prior to 2004 was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4.5 years from the date of the subscription agreement. The valuation has assumed a risk free rate of return at the average of the four- and five-year US dollar swap rates of 3.39 per cent and no expected volatility (as the minimum value method was utilised because the Company was not listed on the date the options were issued).
Warrants
In 2002, the Company issued warrants to shareholders to purchase 20,064,516 common shares (after adjusting for the effects of the bonus issuance and share consolidation as described in Note 12). Warrants may be exercised in whole or in part, at any time, until 4 July 2012 and are exercisable at a price per share of $5.00. During the year warrants to purchase 5,120,465 common shares were exercised and settled net for 1,703,386 common shares, leaving warrants entitling the purchase of 14,944,051 common shares outstanding.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

14	Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.
Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(i)	Class A cumulative redeemable preference shares;

(ii)	Class B-1 cumulative redeemable preference shares;

(iii)	Class B-2 cumulative redeemable preference shares;

(iv)	Employee stock option plan; and

(v)	Warrants
Reconciliation of the earnings used in the calculations are set out below:

	31 December	30 June	31 December
	2005	2005	2004

Net income attributable to stockholders	$19,662	$111,175	$154,056

Diluted earnings attributable to ordinary stockholders	$19,622	$111,175	$154,056

Reconciliations of the number of shares used in the calculations are set out below.

	31 December	30 June	31 December
	2005	2005	2004

Weighted average number of shares	154,984,097	154,116,555	117,379,304
Dilution effect of warrants	5,101,067	4,125,308	4,665,336
Dilution effect of stock options and non-vested shares	2,013,603	3,890,747	1,460,615
Dilution effect of stock options and warrants exercised in the period	930,519	1,726,515	—
Dilution effect of convertible participating preference shares	—	—	29,092,521
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	—	—	1,561,009

Weighted average number of shares on a diluted basis	163,029,285	163,859,125	154,158,785

Earnings per common share
Basic	$0.13	$0.72	$1.31
Diluted	$0.12	$0.68	$1.00

Options to purchase 9,903,849 shares under the LTIP were outstanding during the year but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares. Similarly, 2,203,786 securities awarded under the PSP were not included in the computation of diluted earnings per share because the performance conditions necessary for these securities to vest were not met as at 31 December 2005.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

15	Other comprehensive income/(loss)
The following table details the tax effect of the individual components of other comprehensive income/(loss) for 2005 and 2004:

	Before tax	Tax	Net of tax
2005	amount	benefit/(loss)	amount

Unrealised losses arising during year	$(27,495)	$2,400	$(25,095)
Less reclassification for losses realised in income	(1,520)	582	(938)

Net unrealised losses on investments	(29,015)	2,982	(26,033)
Cumulative translation adjustments	1,361	(883)	478

Change in accumulated other comprehensive income	$(27,654)	$2,099	$(25,555)

	Before tax	Tax	Net of tax
2004	amount	benefit	amount

Unrealised gains arising during year	$8,612	$176	$8,788
Less reclassification for gains realised in income	(3,358)	202	(3,156)

Net unrealised gains on investments	5,254	378	5,632
Cumulative translation adjustments	(1,245)	1,175	(70)

Change in accumulated other comprehensive income	$4,009	$1,553	$5,562

16	Pension commitments
In the UK, the Group operates defined contribution schemes for certain directors and employees, which are administered by third party insurance companies. The pension cost for the UK scheme was $3,265 for the year ended 31 December 2005 (2004: $2,498).
In Bermuda, the Group operates a defined contribution scheme, under which the Group contributes a specified percentage of each employee’s earnings. The pension cost for the Bermuda scheme was $470 for the year ended 31 December 2005 (2004: $477).
In the US, Catlin Inc. has adopted a Profit Sharing Plan (the Plan) qualified under the Internal Revenue Code in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of Catlin Inc on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $303 for the year ended 31 December 2005 (2004: $126).

17	Statutory financial data
The Group’s ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	CICL		Catlin UK		CUAL

	2005	2004	2005	2004	2005	2004

Required statutory capital and surplus	$284,676	$369,631	$36,992	$41,267	$2,580	$2,880
Actual statutory capital and surplus	$745,157	$603,003	$139,284	$119,084	$24,693	$11,876

The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations, as described in Note 4.

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

18	Commitments and contingencies
Legal proceedings
The Group is party to a number of legal proceedings arising in the ordinary course of the Group’s business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.
Concentrations of credit risk
Areas where significant concentration of risk may exist include investments, reinsurance recoverable and cash and cash equivalent balances.
The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. Similar principles are followed for the purchase of reinsurance. The Group believes that there are no significant concentrations of credit risk associated with its investments or its reinsurers. Note 7 describes concentrations of more than 5 per cent of the Group’s total reinsurance recoverable asset.
Letters of credit
The Group provides finance under its Club Facility to enable its subsidiaries to continue trading and to meet its liabilities as they fall due, as described in Note 9.

19	Related parties
The Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a Director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited during 2005 was $201 (2004: $111) and from Burnhope Lodge was $23 (2004: $39).
Club Facility
During 2005, Barclays Plc became interested in more than 10% of the issued share capital of the Company. An affiliate of Barclays Plc, Barclays Bank plc (‘Barclays’), is one of the banks participating in the Club Facility, described in Note 9. Barclays participates equally with the other two banks in the Club Facility and, following the amendment and restatement of the Club Facility (completed after Barclays Plc became interested as set forth above), receives fees as follows:

•	A participation fee of one third of 0.085% on the total amount of the Club Facility;

•	A fronting fee of 0.125% per annum on the maximum actual and contingent liabilities of the other two banks under Facility C;

•	A fronting agent/security trustee fee of $75 per annum plus $0.5 for each LOC issued, payable on a quarterly basis, once more than 75 LOCs are issued;

•	A commitment fee of one third of 0.25% per annum on Facility A, one third of 0.25% per annum on Facility B and one third of 0.135% per annum on Facility C, in each case payable on the undrawn portion of the relevant Facility;

•	Interest of one third of LIBOR plus 0.65% per annum plus mandatory costs on Facility A;

•	Commission of one third of 1.2% per annum, reducing to 0.3% per annum in respect of securitised outstandings, on Facility B; and

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)

•	Commission of one third of 0.6% per annum, reducing to 0.3% per annum in respect of securitised outstandings, on Facility C.
In addition, Barclays was the Arranger for the Club Facility, and was paid a coordination fee of $150 for acting in that capacity.
Various subsidiaries of the Group also hold bank accounts with Barclays and its affilitiates, in the normal course of business. Management believes that all transactions with Barclays were conducted under normal commercial terms.

20	Subsequent events
Proposed dividend
On 8 March 2006, the Board approved a proposed final dividend of $0.176 per share (£0.101 per share), payable on 12 June 2006 to shareholders of record at the close of business on 12 May 2006. The final dividend is determined in US dollars but payable in sterling based on the exchange rate of £1=$1.74 on 7 March 2006.
Placing of common shares
On 8 March 2006, the Board approved a placing of up to 7,704,900 new ordinary common shares, representing approximately 5 per cent of stockholders’ equity. These shares will be placed through an accelerated bookbuilding process expected to be completed on 9 March 2006, with settlement expected to take place on 14 March 2006.

21	Reconciliation to IFRS
The Group’s consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards (“IFRS”).
The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders’ equity under US GAAP to the amounts which would have been reported had IFRS been applied.
Certain companies considered by management to be the Group’s peers have adopted IFRS as their primary reporting basis, beginning with the 2005 Interim Reporting. As a result, this is the first year that a reconciliation to IFRS has been included in the Group’s consolidated financial statements; in previous periods, a reconciliation to UK GAAP was presented.
Net income

		Year ended 31 December

	Note	2005	2004

Net income under US GAAP		$19,662	$154,056
Adjustment for:
Change to single functional currency	(a)	5,275	—
Exchange gains/(losses) on foreign currency bond portfolios	(b)	3,662	(8,048)
Fair value of employee stock compensation	(c)	(99)	(99)
Recognition of payroll taxes on employee stock compensation	(d)	(1,826)	(633)

Taxation	(e)	(2,319)	2,419

Net income under IFRS		$24,355	$147,695

APPENDIX II PART A — CATLIN 2005 & 2004

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the years ended 31 December 2005 and 2004
(US dollars in thousands, except share amounts)
Stockholders’ equity

		Year ended 31 December

	Note	2005	2004

Stockholders’ equity under US GAAP		$931,081	$971,187
Adjustment for:
Change to single functional currency	(a)	(9,387)	—
Fair value of employee stock compensation	(c)	(241)	(161)
Recognition of payroll taxes on employee stock compensation	(d)	(1,721)	(443)

Stockholders’ equity under IFRS		$919,732	$970,583

a)	Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. The Catlin Syndicate meets these criteria and therefore operates with four functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving the Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

b)	Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders’ equity. Under IFRS, such changes are included in the statement of operations.

c)	Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group’s listed peers.

d)	Under US GAAP, a liability for payroll taxes arising from stock compensation is recognised when the amount is due to the taxing authority, for example on the exercise of stock options. Under IFRS, a liability must be recorded at the date of grant, based on the market value of the underlying security. This liability should be subsequently adjusted for movements in the market value of the underlying security.

e)	All of the reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

Part B
The financial information concerning the Catlin Group contained in this Part B of Appendix II comprises the Catlin Group financial statements, prepared in accordance with US GAAP, in respect of the year ended 31 December 2004. In respect of these financial statements, the Company’s auditors, PricewaterhouseCoopers, gave a report which was unqualified.
CATLIN GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
As at 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

	2004	2003

Assets
Investments
Fixed maturities, available-for-sale (amortised cost 2004: $1,441,014; 2003: $750,051)	$1,452,198	$755,905
Short-term investments	173,037	153,101
Cash and cash equivalents	354,608	325,667
Investment in associate	2,869	2,542

Total investments	1,982,712	1,237,215
Accrued investment income	15,925	9,281
Premiums and other receivables	629,544	472,706
Reinsurance recoverable (net of allowance of 2004: $18,864; 2003: $14,157)	390,945	287,165
Deposit with reinsurer	57,830	94,470
Reinsurers’ share of unearned premiums	51,748	38,287
Deferred acquisition costs	142,511	130,185
Intangible assets and goodwill (accumulated amortization 2004: $29,163; 2003: $23,257)	71,238	70,531
Deferred taxes	—	7,082
Other assets	30,673	45,542

Total assets	$3,373,126	$2,392,464

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$1,472,819	$962,535
Unearned premiums	722,891	612,325
Deferred gain	19,548	29,089
Reinsurance payable	59,137	43,520
Notes payable	50,187	50,107
Accounts payable and other liabilities	70,138	56,251
Deferred taxes	7,219	—

Total liabilities	$2,401,939	$1,753,827

Stockholders’ Equity:
Preference shares
Class A cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 110,000,000; Issued and outstanding 15,000,000)	$—	$2
Class B-1 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 470,000,000; Issued and outstanding 457,000,000)	—	46
Class B-2 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised, issued and outstanding 25,000,000)	—	2
Common shares
Ordinary common shares, par value $0.0001 (2004: nil; 2003: issued and outstanding 75,109,082)	—	8
Ordinary common shares, par value $0.01 Authorised 250,000,000; 2004: issued and outstanding 154,097,989; 2003: nil)	1,541	—
Additional paid-in capital	716,649	533,276
Accumulated other comprehensive income/(loss)	4,156	(1,406)
Retained earnings	248,841	106,709

Total stockholders’ equity	971,187	638,637

Total liabilities and stockholders’ equity	$3,373,126	$2,392,464

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
for the years ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

	2004	2003

Revenues
Gross premiums written	$1,433,836	$1,198,214
Reinsurance premiums ceded	(187,331)	(113,080)

Net premiums written	1,246,505	1,085,134
Change in unearned premiums	(85,395)	(240,187)

Net premiums earned	1,161,110	844,947

Net investment income	46,974	23,796
Net realised gains on investments	3,358	1,151
Net realised gains on foreign currency exchange	8,865	10,024
Other income	759	52

Total revenues	1,221,066	879,970

Expenses
Losses and loss expenses	660,437	424,625
Policy acquisition costs	302,791	250,111
Administrative expenses	57,294	43,674
Other expenses	26,602	15,210

Total expenses	1,047,124	733,620

Income before income tax expense	173,942	146,350
Income tax expense	(19,886)	(19,337)

Net income	$154,056	$127,013

Earnings per common share
Basic	$1.31	$6.54

Diluted	$1.00	$0.92

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
For the years ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

					Accumulated
			Additional	Retained	Other	Total
	Common	Preference	Paid-in	Earnings	Comprehensive	Stockholders’
	Stock	Shares	Capital	(Deficit)	Income (Loss)	Equity

Balance 1 January 2003	$7	$55	$530,304	$(20,304)	$(1,075)	$508,987
Comprehensive income:
Net income	—	—	—	127,013	—	127,013
Other comprehensive loss	—	—	—	—	(331)	(331)

Total comprehensive income	—	—	—	127,013	(331)	126,682

Stock option scheme expense	—	—	1,859	—	—	1,859
Stock options exercised	1	—	1,108	—	—	1,109
Change in shareholdings	—	(5)	5	—	—	—

Balance 31 December 2003	$8	$50	$533,276	$106,709	$(1,406)	$638,637

Comprehensive income:
Net income	—	—	—	154,056	—	154,056
Other comprehensive income	—	—	—	—	5,562	5,562

Total comprehensive income	—	—	—	154,056	5,562	159,618

Payment of PIK dividend	4	—	(4)	—	—	—
Redesignation of preference shares	50	(50)	—	—	—	—
19-1 bonus issue	1,167	—	(1,167)	—	—	—
Global Offer	312	—	182,315	—	—	182,627
Stock option scheme expense	—	—	2,099	—	—	2,099
Stock options exercised	—	—	130	—	—	130
Dividends paid	—	—	—	(11,924)	—	(11,924)

Balance 31 December 2004	$1,541	$—	$716,649	$248,841	$4,156	$971,187

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

	2004	2003

Cash flows provided by operating activities
Net income	$154,056	$127,013
Adjustments to reconcile net income to net cash provided by operations:
Amortization and depreciation	10,742	7,297
Amortization of discounts of fixed maturities	(2,317)	(2,324)
Net realised (gains) on investments	(3,358)	(1,151)
Unpaid losses and loss expenses	423,817	175,637
Unearned premiums	67,485	181,247
Premiums and other receivables	(187,251)	(112,787)
Deferred acquisition costs	(3,518)	(54,362)
Reinsurance payable	42,358	(21,081)
Reinsurance recoverable	(63,542)	19,999
Reinsurers’ share of unearned premiums	2,211	25,251
Deposit with reinsurer	36,640	24,681
Deferred gain	(3,893)	(8,506)
Accounts payable and other liabilities	7,869	1,048
Deferred tax	3,035	22,973
Other	66,396	(45,918)

Net cash flows provided by operating activities	550,730	339,017

Cash flows used in investing activities
Purchases of fixed maturities	(1,370,658)	(2,870,999)
Purchases of short-term investments	(738,956)	(152,715)
Proceeds from sales of fixed maturities	672,950	2,220,879
Proceeds from maturities of fixed maturities	11,670	75,466
Proceeds from sales of short-term investments	727,563	74,561
Purchase of intangible assets	(161)	(546)
Purchases of property and equipment	(12,233)	(10,810)
Proceeds from sales of property and equipment	85	185

Net cash flows used in investing activities	(709,740)	(663,979)

Cash flows provided by financing activities
Proceeds from issue of common shares	183,127	—
Dividends paid on common shares	(12,085)	—
Proceeds from notes payable	200,000	100,000
Repayment of notes payable	(200,000)	(50,000)
Repayment of long term debt	—	(30)
Proceeds from exercise of stock options	130	1,079

Net cash flows provided by financing activities	171,172	51,049

Net increase/(decrease) in cash and cash equivalents	12,162	(273,913)
Cash and cash equivalents — beginning of year	325,667	523,536
Effect of exchange rate changes	16,779	76,044

Cash and cash equivalents — end of year	$354,608	$325,667

Supplemental cash flow information
Taxes paid	$306	$676

Interest paid	$1,176	$592

Cash and cash equivalents comprise the following:
Cash at bank and in hand	$349,815	$242,542

Cash equivalents	$4,793	$83,125

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

1.	Nature of Operations
Catlin Group Limited (‘Catlin’ or the ‘Company’) is a holding company incorporated on 25 June 25 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom (‘UK’), the Company is the sole shareholder of Catlin Underwriting Agencies Limited (‘CUAL’), a Lloyd’s managing agent, and Catlin Syndicate Limited (‘CSL’), the sole member of Lloyd’s Syndicate 2003 and Syndicate 2600. As well as Syndicates 2003 and 2600, CUAL also manages Syndicate 1003, the capital of which is provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year, CSL is the sole capital provider to all CUAL-managed syndicates.
The Company is also the sole shareholder of companies in Singapore, Malaysia, Germany, Australia, the United States of America and the United Kingdom. These companies all act as underwriting agents for the CUAL managed syndicates.
In December 2000, the Company established Catlin Insurance Company Limited (‘CICL’) as a Bermuda licensed insurer. CICL remained dormant until July 2002 when, in conjunction with the private equity capital raising exercise discussed below, CICL was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. On December 3, 2003, CICL received authorization from the Financial Services Authority to commence underwriting in the UK through its UK Branch operations.
Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, non-proportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the United States predominates. The Company and its subsidiaries are together referred to as the ‘Group’.
On 13 November 2002, the Company completed the raising of $462,411 net of expenses of new equity and capital in the form of convertible preferred stock and common stock warrants from a consortium of private equity investors. On 6 April, 2004, the Company completed its initial public offering (“IPO”) and was admitted to the London Stock Exchange. The Group raised $182,627 net of expenses through the issuance of new common shares.

2.	Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘US GAAP’). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group’s balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.
The Group makes adjustments to convert the Lloyd’s operations of Syndicates 2003 and 2600, which follow Lloyd’s accounting principles, to US GAAP. Lloyd’s syndicates determine underwriting results by year of account over a three year period. The Group records adjustments to recognise the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.
Reporting Currency
The financial information is reported in United States dollars (‘US dollars’ or ‘$’).
Investments
The Group’s investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.
Net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders’ equity.
Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and is recorded in current period income. Interest income is recognised when earned. Realised gains or losses are included in earnings and are derived using the specific-identification method.
Net investment income includes interest income together with amortization of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.
Other than temporary impairments
The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group’s methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group’s decision to make an impairment provision is based on an objective review of the issuer’s current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other-than-temporary is written down to its then current market level and the cumulative net loss previously recognised in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other-than-temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.
Short-term Investments
Short-term investments are carried at fair value and are composed of securities due to mature between 90 days and one year of date of purchase.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Investment in Associate
Investment in associate is composed of an investment in a limited liability corporation. This investment is accounted for using the equity method.
Cash and Cash Equivalents
Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.
Premiums
Premiums written are generally recognised in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired risk portion of the policies in force.
Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.
For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.
Reinstatement premiums are recognised as they fall due and are earned in line with the remaining period of coverage of the original policy.
Deferred Acquisition Costs
Certain policy acquisition costs, consisting primarily of commissions and premium taxes, that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.
A premium deficiency is recognised immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs (‘DAC’) to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortised DAC, a liability will be accrued for the excess deficiency.
Unpaid Losses and Loss Expenses
A liability is established for unpaid losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported (‘IBNR’) reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.
Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in establishing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.
Deferred Gain
The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.
Contract Deposits
Contracts written by the Group which are not deemed to transfer significant underwriting and/or timing risk are accounted for as contract deposits and are included in premiums and other receivables. Liabilities are initially recorded at an amount equal to the assets received and are included in accounts payable and other liabilities.
The Group uses the risk-free rate of return of equivalent duration to the liabilities in determining risk transfer and records the transactions using the interest method. The Group periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future internal rate of return of the liability over the remaining estimated contract term.
Goodwill and Intangible Assets
Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (‘FAS 142’), goodwill is deemed to have an indefinite life and should not be amortised, but rather tested at least annually for impairment.
The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. The measurement of fair value of the reporting unit was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.
Intangible assets are valued at their fair value at the time of acquisition. The Group’s intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life and are amortised over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.
Other Assets
Other assets are principally composed of prepaid items and property and equipment.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.
Reinsurance
In the ordinary course of business, the Company’s insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognised and commissions thereon are earned over the period that the reinsurance coverage is provided.
Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.
Reinsurers’ share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.
Reinstatement premiums are recorded as they fall due and are earned in line with the remaining period of coverage of the original policy.
Return premiums due from reinsurers are included in premiums and other receivables.
Comprehensive Income/(Loss)
Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available for sale investments and foreign currency translation adjustments.
Foreign Currency Translation and Transactions
The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.
Gains and losses resulting from foreign currency transactions and translations of year-end balances not expressed in functional currencies, are recorded in current income.
Income Taxes
Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group’s assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Preference Shares
Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares’ par value is credited to additional paid-in capital. Dividends are recognised when declared by the Company.
Stock Compensation
The Group accounts for stock-based compensation arrangements under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (‘FAS 123’). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the option-vesting period.
Warrants
For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.
Other Income
Other income consists of managing agency fees and profit commission in respect of the Group’s management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.
Pensions
The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.
Risks and Uncertainties
In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above and in Notes 6 and 7, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.
New Accounting Pronouncements
In January 2003, the Financial Accounting Standards Board issued Interpretation 46 (‘FIN 46’), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (‘ARB 51’). FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation of standards on consolidation. FIN 46-R clarifies the consolidation accounting guidance in ARB 51 as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (‘VIEs’). FIN 46-R requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46-R also

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The requirements of FIN 46-R have various implementation dates during financial years 2003 and 2004. The adoption of certain FIN 46-R requirements during 2003 and 2004 did not have an impact on the Group’s financial position or results of operations.

3	Segmental Information
The Group organises its business through four segments, with related supporting service and holding companies, as follows: Lloyd’s Direct and Lloyd’s Reinsurance; Corporate Direct and Corporate Reinsurance. This segmentation follows management’s internal reporting structure. For the year ended December 31, 2003, these segments correspond to the location of where the business was written, with Lloyd’s Direct and Lloyd’s Reinsurance being written in the UK and Corporate Direct and Corporate Reinsurance being written in Bermuda. For the year ended December 31, 2004, the portion of the business written by the UK Branch of CICL, which is included in Corporate Direct and Corporate Reinsurance, was also written in the UK. As a result, total gross premium written in the UK before intra-Group reinsurance was $1,281,259, with the remaining gross premium written in Bermuda.
Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2004 is as follows:

	Lloyd’s	Lloyd’s	Corporate	Corporate
	Direct	Reinsurance	Direct	Reinsurance	Intra-Group	Total

Gross premiums written	$870,363	$211,185	$225,256	$217,268	$(90,236)	$1,433,836
Reinsurance premiums ceded	(209,779)	(28,911)	(36,194)	(2,683)	90,236	(187,331)

Net premiums written	660,584	182,274	189,062	214,585	—	1,246,505

Net premiums earned	644,367	181,805	91,082	243,856	—	1,161,110
Losses and loss expenses	(354,783)	(105,623)	(55,044)	(144,987)	—	(660,437)
Policy acquisition costs	(213,495)	(41,503)	(23,864)	(38,822)	14,893	(302,791)
Administrative expenses	(31,796)	(8,971)	(4,494)	(12,033)	—	(57,294)
Other expenses	(6,499)	(1,833)	(918)	(2,459)	(14,893)	(26,602)

Net underwriting result	37,794	23,875	6,762	45,555	—	113,986

Net investment income and net realised gains on investments	27,932	7,881	3,949	10,570	—	50,332
Net realised gains on foreign currency exchange	4,920	1,388	695	1,862	—	8,865
Other income	421	119	60	159	—	759

Income before income tax expense	$71,067	$33,263	$11,466	$58,146	$—	$173,942

Total revenue	$677,640	$191,193	$95,786	$256,447	$—	$1,221,066

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2003 is as follows:

	Lloyd’s	Lloyd’s	Corporate	Corporate
	Direct	Reinsurance	Direct	Reinsurance	Intra-Group	Total

Gross premiums written	$906,250	$234,991	$4,359	$253,683	$(201,069)	$1,198,214
Reinsurance premiums ceded	(261,151)	(52,637)	(361)	—	201,069	(113,080)

Net premiums written	645,099	182,354	3,998	253,683	—	1,085,134

Net premiums earned	528,340	152,268	2,337	162,002	—	844,947
Losses and loss expenses	(271,696)	(59,018)	(712)	(93,199)	—	(424,625)
Policy acquisition costs	(196,721)	(43,978)	(320)	(21,286)	12,194	(250,111)
Administrative expenses	(27,308)	(7,871)	(121)	(8,374)	—	(43,674)
Other expenses	(1,887)	(543)	(8)	(578)	(12,194)	(15,210)

Net underwriting result	30,728	40,858	1,176	38,565	—	111,327
Net investment income and net realised gains on investments	15,600	4,495	69	4,783	—	24,947
Net realised gains on foreign currency exchange	6,268	1,806	28	1,922	—	10,024
Other income	32	10	—	10	—	52

Income before income taxes	$52,628	$47,169	$1,273	$45,280	—	$146,350

Total revenue	$550,240	$158,579	$2,434	$168,717	—	$879,970

Total revenue is the total of net premiums written, net investment income and net realised gain/(loss) on investments, net realised gain/(loss) on foreign currency exchange, and other income.
Total assets by segment at 31 December 2004 and 2003 are as follows:

	2004	2003

Lloyd’s Direct	$1,117,755	$1,068,806
Lloyd’s Reinsurance	249,611	201,592
Corporate Direct	86,918	1,285
Corporate Reinsurance	509,392	350,002
Other	2,052,066	1,284,230
Consolidation adjustments	(642,616)	(513,451)

Total assets	$3,373,126	$2,392,464

“Other” in the table above includes assets such as investments and cash and cash equivalents which are not allocated to individual segments.
Goodwill has been allocated to the relevant segments, being Lloyd’s Direct and Lloyd’s Reinsurance. The amount of goodwill allocated as at 31 December 2004 was $13,447 (2003: $12,736) for Lloyd’s Direct and $2,783 (2003: $2,638) for Lloyd’s Reinsurance.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Property and equipment, net of accumulated amortization, held in the UK was $18,148 (2003: $14,834), held in Bermuda was $4,140 (2003: $806) and held in all other territories was $574 (2003: $555).
4.     Investments
Fixed maturities
The fair values and amortised costs of fixed maturities at 31 December 2004 and 2003 are as follows:

	2004		2003

	Fair	Amortised	Fair	Amortised
	Value	Cost	Value	Cost

US government and agencies	$741,900	$728,857	$390,865	$385,316
Non-US governments	140,768	140,737	36,916	36,814
Corporate securities	301,601	302,889	190,847	190,542
Asset-backed securities	267,929	268,531	137,277	137,379

Total fixed maturities	$1,452,198	$1,441,014	$755,905	$750,051

The carrying value of fixed maturities at 31 December 2004 and 2003 was the same as their fair value.
The gross unrealised gains and losses related to fixed maturities at 31 December 2004 and 2003 are as follows:

	2004		2003

	Gross	Gross	Gross	Gross
	Unrealised	Unrealised	Unrealised	Unrealised
	Gains	Losses	Gains	Losses

US government and agencies	$13,786	$743	$5,686	$137
Non-US governments	418	387	110	8
Corporate securities	316	1,604	496	191
Asset-backed securities	189	791	132	234

Total fixed maturities	$14,709	$3,525	$6,424	$570

There were no other than temporary declines in the value of investments in the year to 31 December 2004 or 2003. The net realised gains/(losses) on fixed maturities for the year ended 31 December 2004 were $3,429 (2003: $1,071).
The following is an analysis of how long each of the fixed maturities that were in an unrealised loss position as at 31 December 2004 had been in a continual loss position. This information concerns the potential effect upon future earnings and financial position should management later conclude that some of these current unrealised losses represent other than temporary declines in the value of the securities.

			Equal to or greater
	Less than 12 months		than 12 months

		Gross		Gross
	Market	Unrealised	Market	Unrealised
	Value	Losses	Value	Losses

US government and agencies	$387,336	$705	$5,357	$38
Non-US governments	58,337	387	—	—
Corporate securities	204,719	1,243	35,271	361
Asset-backed securities	104,881	726	9,261	65

Total fixed maturities	$755,273	$3,061	$49,889	$464

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Proceeds from the sales and maturities of fixed maturities during 2004 were $684,620 (2003: $2,296,345). Proceeds from the sales and maturities of short-term investments during 2004 were $727,563 (2003: $74,560). Gross gains of $3,925 (2003: $6,003) and gross losses of $567 (2003: $4,852) were realised on sales of fixed maturities and short-term investments in 2004.
Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category ‘asset-backed securities’. Approximately 18 per cent (2003: 12 per Cent) of the total asset-backed holdings at December 31, 2004 are represented by investments in SallieMae, Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of non-government asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a ‘AAA’ rating by the major credit rating agencies.
The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 per cent of total investments at December 31, 2004 and 2003.
Fixed maturities at 31 December 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair	Amortised
	Value	Cost

Due in one year or less	$126,494	$126,831
Due after one through five years	538,825	540,121
Due after five years through ten years	517,258	503,842
Due after ten years	1,692	1,689

	1,184,269	1,172,483
Asset-backed securities	267,929	268,531

Total	$1,452,198	$1,441,014

Net Investment Income
The components of net investment income for the years ended 31 December 2004 and 2003 are as follows:

	2004	2003

Interest income	$45,062	$25,801
Amortization of premium/discount	2,320	(2,325)
Equity in income of investment in associate	1,400	1,229

Gross investment income	48,782	24,705
Investment expenses	(1,808)	(909)

Net investment income	$46,974	$23,796

Restricted Assets
The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Credit (‘LOC’), as described in Note 10. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.
The total value of these restricted assets by category at 31 December 2004 and 2003 are as follows:

	2004	2003

Fixed maturities, available for sale	$607,571	$348,215
Short term investments	19,146	126,943
Cash and cash equivalents	119,401	104,336

Total restricted assets	$746,118	$579,494

5.	Investment in Associate
The Group, through Catlin Inc., its US subsidiary, has a 25 per cent membership interest in Southern Risk Operations, L.L.C. (‘SRO’) which is accounted for using the equity method. The Group received cash distributions from SRO during the year ended 31 December 2004 of $1,073 (2003: $1,538). The share of SRO’s profit included within the Consolidated Statement of Operations during 2004 was $1,400 (2003: $1,229). In management’s opinion, the fair value of SRO is not less than its carrying value.

6	Unpaid Losses and Loss Expenses
The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group’s estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group’s results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 31 December 2004 and 2003.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2004 and 2003 is as follows:

	2004	2003

Gross unpaid losses and loss expenses, beginning of year	$962,535	$695,168
Reinsurance recoverable on unpaid loss and loss expenses	(242,187)	(214,174)

Net unpaid losses and loss expenses beginning of year	720,348	480,994

Net incurred losses and loss expenses for claims related to:
Current year	698,706	391,995
Prior years	(38,269)	32,630

Total incurred losses and loss expenses	660,437	424,625

Net paid losses and loss expenses for claims related to:
Current year	(94,432)	(49,189)
Prior year	(281,483)	(166,447)

Total paid losses and loss expenses	(375,915)	(215,636)

Loss portfolio transfer of remaining net liability in Syndicate 1003	66,926	—
Foreign exchange adjustment	41,869	30,365

Net unpaid losses and loss expenses end of year	1,113,665	720,348
Reinsurance recoverable on unpaid loss and loss expenses	359,154	242,187

Gross unpaid losses and loss expenses, end of year	$1,472,819	$962,535

In 2004, net incurred losses and loss expenses for claims related to the current year include $114,616 of net losses incurred as a result of the four hurricanes (Charley, Frances, Ivan and Jeanne) that caused extensive damage in the Caribbean and the Southeastern United States during the second half of 2004.
As a result of the changes in estimates of insured events in prior years, the 2004 provision for losses and loss expenses net of reinsurance recoveries decreased by $38,629 (2003: increase of $32,630). In 2004, the decrease was due to changes in estimates of insured events in prior years. In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group.
Closure of Lloyd’s Syndicate 1003
Syndicate 1003, which was capitalised by external Names and managed by Catlin Underwriting Agencies Ltd., ceased writing new business with the 2002 underwriting year. The remaining net liability in Syndicate 1003, calculated as $66,926 as at 31 December 2004, was assumed by Syndicate 2003 as at 31 December 2004. This will be settled through a payment in the form of cash and investments in the same amount, which is carried in premiums and other receivables at year end. The transaction has been treated as a loss portfolio transfer, recorded as an increase in loss reserves with no impact on the Consolidated Statement of Operations. To the extent that the future run-off of this portfolio differs from the recorded amount, that development will be recorded in the Consolidated Statement of Operations in the period that it is incurred.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

7	11 September 2001 Event
Historically, the Group’s only exposure to the event is through its membership of Lloyd’s Syndicates 2003 and 2600. As a result of the closure of Syndicate 1003, the Group has now also assumed its exposure, as shown in the chart below.
The estimated gross ultimate loss for the Group at 31 December 2004, is $163,686 (2003: $135,291). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters’ judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $703 (2003: $936) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. In addition, no allowance is made for any reduction in claims against insurers as a result of the Victims’ Compensation Fund.
The net ultimate loss at 31 December 2004 is estimated to be $29,512 (2003: $24,277) and reflects anticipated reinsurance recoveries based on a single event assumption. Resultant reinsurance costs have been taken into account, including reinstatement premiums, although these are partially offset by expected recoveries from protection contracts and incoming reinstatements incurred on the inward business. Based on the reinsurance recoverable, 98 per cent relates to reinsurance entities with a current Standard and Poor’s rating of A- or above. Management is satisfied that the remaining 2 per cent is appropriately provided for.
The following chart summarises the gross to net position:

	2004

	Syndicates	Syndicate
	2003 & 2600	1003	Total	2003

Gross losses	$134,828	$28,858	$163,686	$135,291
Reinsurance recoveries	(118,553)	(25,374)	(143,927)	(119,013)

Net loss prior to reinsurance costs	16,275	3,484	19,759	16,278
Net reinsurance reinstatements due on ceded business	9,032	1,933	10,965	8,969
Reinsurance reinstatements on assumed business	(998)	(214)	(1,212)	(970)

Net loss	$24,309	$5,203	$29,512	$24,277

During 2004, the Group along with other London Market underwriters, won the federal jury hearing on Phase 1 of the Silverstein coverage issue, which ruled that coverage is on the basis of a single occurrence. Later in 2004, the Phase 2 hearing, which covered a second group of underwriters subscribing to different policy forms, ruled that coverage provided by that group of underwriters is on the basis of two occurrences. Appeals from both Phase 1 and Phase 2 are likely to be heard together later in 2005. The Group believes that the Phase 1 judgment will stand and has calculated its best estimate of likely ultimate loss on this basis.
While the figures are management’s best estimate of the likely final loss, a series of sensitivity analyses for contingent scenarios are conducted on a regular basis, to quantify potential variability in the forecasting. Key sensitivities considered are as follows: Silverstein is ruled to be two events; non-marine facultative account deteriorates; catastrophe excess of loss account deteriorates; and reinsurance defaults increase to 10 per cent. The sensitivity analysis indicates that the net loss is relatively insensitive to most modeled scenarios because unexhausted coverage remains on the Group’s outwards reinsurance programmes, which would be available to protect against any gross loss deterioration.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

8	Reinsurance
The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group’s reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2004		2003

	Premiums	Premiums	Premiums	Premiums
	Written	Earned	Written	Earned

Direct	$1,095,619	$1,011,421	$910,608	$763,234
Assumed	338,217	326,889	287,606	219,433
Ceded	(187,331)	(177,200)	(113,080)	(137,720)

Net premiums	$1,246,505	$1,161,110	$1,085,134	$844,947

The Group’s provision for reinsurance recoverable as of the years ended December 31, 2004 and 2003 is as follows:

	2004	2003

Gross reinsurance recoverable	$409,809	$301,322
Provision for uncollectible balances	(18,864)	(14,157)

Net reinsurance recoverable	$390,945	$287,165

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. All reinsurers must maintain a minimum financial strength rating of “A” from Standard & Poor’s or ‘A-’ from A M Best. At 31 December 2004, the two largest concentrations of reinsurance recoverables were with Munich Re, which amounted to 9 per cent, and National Indemnity Company, which amounted to 6 per cent. Munich Re is rated A+ and National Indemnity Company is rated AAA by Standard & Poor’s. No other reinsurer accounted for more than 5 per cent of the total reinsurance recoverable.
At 31 December 2004, the Group has a deposit with reinsurer of $57,830 (2003: $94,470) with Max Re, which is rated A- by A M Best. This relates to a whole account stop loss contract that covers the Group’s underwriting at Lloyd’s for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and as a result, premiums paid are accounted as a deposit. The anticipated gain under the contract of $18,278 (2003: $29,089) is deferred and is recognised in income as recoveries are made. During 2004, $10,811 of the deferred gain was recognised in income (2003: $5,425). Assets equivalent in value to the amount accounted as a deposit are held by an independent trustee for the benefit of the reinsured syndicates.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

9.	Property and Equipment
Property and equipment are included within other assets on the balance sheet. Following are the components of property and equipment:

	2004	2003

Property	$1,012	$944
Automobiles	543	409
Leasehold improvement	2,939	614
Furniture and equipment	38,413	26,097

Total property and equipment	42,907	28,064
Less: accumulated depreciation	(20,048)	(11,869)

Net property and equipment	$22,859	$16,195

Depreciation expense of property and equipment for the year ended 31 December 2004 was $6,913 (2003: $4,006).
Included in the furniture and equipment category above are unamortised software costs of $15,161 (2003: $11,468). Depreciation expense of software costs for the year ended December 31, 2004 was $5,613 (2003: $3,054).
The Group leases office space and equipment under non-cancelable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancelable operating leases as at 31 December 2004 are as follows:

2005	$3,626
2006	3,472
2007	3,395
2008	3,338
2009 and thereafter	2,836

Total	$16,667

Total rent expense for the year ended 31 December 2004 was $3,692 (2003: $2,330).

10.	Notes Payable, Debt and Financing Arrangements
Notes payable as at 31 December 2004 and 2003 consisted of the following:

	2004	2003

Drawdown under 364-day revolving bank facility, at three-month Libor plus 75 (2003: 85) basis points, due 18 February 2005 (2003: 23 February 2004)	$50,187	$50,107

Total notes payable	$50,187	$50,107

The following is a schedule of future interest payments on notes payable as of 31 December 2004:

2005	$391

Total	$391

The Group paid $1,176 in interest during the year ended 31 December 2004 (2003: $592).

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Bank Facilities
In November 2004, the Group entered into a Letter of Credit/ Revolving Loan Facility (the ‘Club Facility’), consisting of three tranches. The following was outstanding under the Club Facility as at 31 December 2004 under each of the three tranches:

•	Debt outstanding was $50,000, in the form of a 364-day $50,000 revolving facility with a one year term-out option. This facility was reduced from $100,000 to $50,000 in August 2004. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 75 basis points, reduced from 85 basis points in November 2004, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of the facility costs 35 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10,000. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than 18 November 2006.

•	As security for its underwriting, a clean, irrevocable standby LOC of $240,000 (£125,000) is available for utilization. As at 31 December 2004, CSL has deposited with Lloyd’s an LOC amounting to $224,736 (£117,050). In the event of the Group’s failing to meet its obligations under policies of insurance written on its behalf, Lloyd’s may draw down this letter of credit. This LOC became effective on 18 November 2004 and has an initial expiry date of 17 November 2008. In addition, CICL UK Branch benefits from the issuance of a LOC amounting to $2,047 (£1,066). Collateral of $54,720 (£28,500) must be provided by 20 June 2005 and a further $36,480 (£19,000) by 30 June 2006.

•	There are two Standby LOC facilities available for utilization by CICL Bermuda and its UK Branch, a two-year $50,000 facility and a second one-year $50,000 facility. At 31 December 2004, $27,234 in LOC’s were outstanding, all of which are issued by CICL Bermuda. Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under both Standby facilities must be provided.
The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These include maximum levels of possible exposures to realistic disaster scenarios for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2004 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2004.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

11.	Intangible Assets and Goodwill
Net intangible assets and goodwill as at 31 December 2004 and 2003 consist of the following:

		Finite
		Lived
	Goodwill	Intangibles	Total

Gross value at 1 January 2003	$30,994	$53,323	$84,317
Accumulated amortization	(16,805)	(974)	(17,779)

Net value at 1 January 2003	14,189	52,349	66,538

Movements during 2003:
Additions	—	546	546
Foreign exchange adjustment	1,185	5,853	7,038
Amortization charge	—	(3,591)	(3,591)

Total movements during 2003	1,185	2,808	3,993

Gross value at 31 December 2003	33,957	59,831	93,788
Accumulated amortization	(18,583)	(4,674)	(23,257)

Net value at 31 December 2003	$15,374	$55,157	$70,531

Movements during 2004:
Additions	—	167	167
Foreign exchange adjustment	856	3,766	4,622
Amortization charge	—	(4,082)	(4,082)

Total movements during 2004	856	(149)	707

Gross value at 31 December 2004	36,099	64,302	100,401
Accumulated amortization	(19,869)	(9,294)	(29,163)

Net value at 31 December 2004	$16,230	$55,008	$71,238

Neither goodwill nor intangibles were impaired in 2004 or 2003.
The Group’s intangibles, which relate to the purchase of syndicate capacity and surplus lines licenses, are considered to have a finite life of 15 years, beginning from the date from which the capacity will be first utilised. Lloyd’s syndicate capacity purchased in 2002 amounted to $50,959. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business underwritten by members of Syndicate 1003, which will be assumed by Syndicate 2003, and which is capitalised by CSL for the 2003 Lloyd’s underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the consideration has been allocated to these intangible assets.
Amortization of intangible assets for the next 13 years at current exchange rates will amount to approximately $4,088 per annum.

12	Taxation
Under current Bermuda law, the Company and its Bermuda subsidiary, CICL, are not required to pay any taxes in Bermuda on their income or capital gains. The Company and CICL have received an undertaking from the

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and CICL will be exempt from taxation in Bermuda until March 2016.
CICL also operates in the UK through its UK branch. The income of the UK branch is subject to UK corporation taxes.
Income from the Group’s operations at Lloyd’s is subject to UK corporation taxes. Lloyd’s is required to pay US income tax on US connected income (“US income”) written by Lloyd’s syndicates. Lloyd’s has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd’s and remitted directly to the Internal Revenue Service. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group’s Corporate Member is also subject to this arrangement but, as a UK domiciled company, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.
The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.
The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.
The income tax expense for the years ended 31 December 2004 and 2003 is as follows:

	2004	2003

Current tax expense	$69	$10,429
Deferred tax expense	19,817	8,908

Expense for income taxes	$19,886	$19,337

The weighted average expected tax expense has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. The weighted average tax rate for the Group is 9.6 per cent (2003: 13.9 per cent), which has decreased in 2004 because of a change in the balance of the geographical distribution of profits. A reconciliation of the difference between the expense for income taxes and the expected tax expense at the weighted average tax rate for the years ended 31 December 2004 and 2003 is provided below.

	2004	2003

Expected tax expense at weighted average rate	$16,704	$19,288
Permanent differences:
Disallowed expenses	2,692	84
Under/(over) accrual of tax in prior periods	490	(1,220)
Other	—	(67)
Temporary differences:
Timing differences on capital allowances	—	1,237
Other	—	15

Expense for income taxes	$19,886	$19,337

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
The components of the Group’s net deferred tax asset/(liability) as of 31 December 2004 and 2003 are as follows:

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$29,886	$7,146
Whole account stop loss	5,483	—
Deep discount security unwind	3,029	—
Syndicate capacity amortization and other	1,232	163

Total deferred tax assets	$39,630	$7,309

Deferred tax liabilities:
Unrealised appreciation on investments	$—	$(227)
Cumulative translation adjustment	(1,061)	—
Untaxed profits	(45,788)	—

Net deferred tax (liability)/asset	$(7,219)	$7,082

No valuation allowance was necessary as at 31 December 2004 and 2003.
As of 31 December 2004, the Group has net operating loss carryforwards of approximately $99,619, which are available to offset future taxable income (2003: $23,819). The net operating loss carry forwards arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilization of these losses.

13.	Stockholders’ Equity
The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2004 and 2003:

			Issued and
	Authorised		Outstanding

	Number of	Par	Number of	Par
	Shares	Value	‘Shares	Value
2004	‘000	‘$000	‘000	‘$000

Ordinary common shares, par value $0.01 per share	250,000	$2,500	154,098	$1,541

Total	250,000	$2,500	154,098	$1,541

			Issued and
	Authorised		Outstanding

	Number of	Par	Number of	Par
	Shares	Value	Shares	Value
2003	‘000	‘$000	‘000	‘$000

Ordinary common shares, par value $0.0001 per share	300,000	$30	75,109	$8

Total	300,000	$30	75,109	$8

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
The following table outlines the changes in common shares issued and outstanding during 2004 and 2003:

Balance, 1 January 2003	75,000,000
Movements during 2003:
Ordinary common shares cancelled	(1,000,000)
Ordinary common shares issued	1,109,082

Balance, 31 December 2003	75,109,082

Movements during 2004:
Payment of payment-in-kind (‘PIK’) dividend	42,195,965
Redesignation of preference shares	497,000,000
Cancellation of options and replacement with ordinary common shares	154,576

Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	614,459,623

Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	122,891,925
New ordinary common shares issued in the IPO	31,180,000
Ordinary common shares issued after the IPO	26,064

Balance, 31 December 2004	154,097,989

On 4 July 2002, the Company reorganised its existing share structure. This involved the reclassification of all authorised and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganization.
Following this reorganization, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on July 4, 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18,502 and entitle the holders to acquire up to 100,322,581 ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid in capital within stockholders’ equity.
All Class A and Class B preference shares were convertible into ordinary common shares and were not redeemable. Each preference share was convertible into one ordinary common share. Preference shares accrued a dividend of 6 per cent per annum compounding semi-annually and preference dividends were not taken in cash but rather through an issue of new ordinary common shares.
The Company byelaws incorporated an adjustment mechanism whereby the share capital of the Company would be adjusted, based on a formula relating to the 31 December 2001 net asset value of the Group, as at 31 December 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment was reflected in the financial statements at 31 December 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
On 6 April 2004, the Group completed the IPO and was admitted to the official list of the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company’s capital structure took place. Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were cancelled and replaced with common shares. All preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.
The Group raised $200,472 ($182,627 net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.
As a result, immediately following the capital changes and the IPO, the Company had 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.
On 15 November 2004, the Group paid an interim dividend of $0.079 per share (£0.043 per share) to shareholders of record as of 15 October 2004.

14	Earnings per Share
Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.
Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(vi)	Class A cumulative redeemable preference shares;

(vii)	Class B-1 cumulative redeemable preference shares;

(viii)	Class B-2 cumulative redeemable preference shares;

(ix)	Employee stock option plan; and

(x)	Warrants
Reconciliation of the earnings for the year ended 31 December 2004 and 2003 used in the calculations are set out below:

	2004	2003

Net income attributable to stockholders	$154,056	$127,013
Less: preference dividends	—	(28,911)

Diluted earnings attributable to ordinary stockholders	$154,056	$98,102

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Reconciliations of the number of shares as at 31 December 2004 and 2003 used in the calculations are set out below. Share numbers at 31 December 2003 have been restated for the effects of the 19-to-1 bonus issue and the 100-to-1 share consolidation that took place immediately prior to the IPO.

	2004 Number	2003 Number

Weighted average number of shares	117,379,304	15,000,000
Dilution effect of warrants	4,665,336	6,864,177
Dilution effect of stock options	1,460,615	2,120,652
Dilution effect of convertible participating preference shares	29,092,521	109,400,000
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	1,561,009	4,272,270

Weighted average number of shares on a diluted basis	154,158,785	137,657,099

Options to purchase 10,009,465 interests in shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.
Diluted earnings per share in the Group’s Interim Statement 2004 did not take into account the dilution effects of convertible participating preference shares and accrued dividends on convertible participating preference shares to be paid in common stock, both of which were converted to common stock at the time of the IPO. Diluted earnings per share for the half year ended 30 June 2004, restated for these dilution effects, is $0.65 (as previously reported: $1.10).

15	Employee Stock Compensation Scheme
Under a subscription agreement dated 4 July 2002, the Company agreed to adopt an employee stock option plan in a form prescribed under that agreement. The stock compensation scheme was formally approved by the Board on 10 June 2003 and has been legally constituted. These financial statements include a provision for the cost of stock compensation, calculated using the fair value method of accounting for stock-based employee compensation. The cost of the scheme charged to earnings for the year ended 31 December 2004 was $2,099 (2003: $1,859).
Under the plan, after adjusting for the effects of the bonus issuance and share consolidation as described in Note 13, interests in shares equivalent to 10 per cent of the Company’s fully diluted share capital as at 4 July 2002, (a total of 16,051,613 ordinary common shares) were granted to eligible employees. During 2002, the Company was obliged to grant interests in 14,624,099 shares, which had been allocated to employees based on the fair value as at July 4, 2002, being $5.20 per share. During 2003, the Company granted a further 1,427,514 shares to employees, based on the fair value as at 31 December 2003, being $7.60 per share.
Immediately prior to the IPO on 6 April 2004, the Board approved the grant of an additional 739,979 interests in shares, based on the IPO price of $6.40 (350p). The weighted average exercise price of interests allocated is $10.06 per share (2003: $9.50 per share). At the same time, the Board also approved the acceleration of the vesting date of one half of the existing performance-based options from 1 July 2007 to 6 April 2004 (date of Admission). The impact of the acceleration of the vesting date is to shorten the remaining expected life of the modified options from 3.625 years to 1.875 years. This modification has resulted in no additional compensation expense.
The interests in shares vest on various dates as prescribed under the subscription agreement, but in any event all will be vested by 4 July 2012 when they expire. 1,576,110 interests vested on 4 July 2003. Upon the IPO on

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
6 April 2004, 4,815,484 interests vested and on 4 July 2004, a further 1,668,261 interests vested. The table below shows the status of the interests in shares as at 31 December 2004:

		Weighted
		Average
		Exercise Price
	Number	($)

Outstanding, beginning of period	15,829,797	9.56
Granted during year	739,979	10.06
Exercised during year	(129,116)	5.00
Forfeited during year	—	—

Outstanding, end of period	16,440,660	9.60

Exercisable, end of period	7,735,225	9.62

	Number of	Number of
	Options	Options
Exercise Price	Outstanding	Exercisable

$5.00	6,135,204	2,911,836
£3.50	295,991	73,999
$10.00	3,336,487	1,583,130
$12.50	3,336,487	1,583,130
$15.00	3,336,491	1,583,130

Total	16,440,660	7,735,225

The average remaining contractual life of the options is 4.8 years. As at year end, there was no amount receivable from shareholders on the exercise of interests in shares.
The fair value of the options granted during the year has been calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4 years for the time based tranche, 1.875 years for the performance based tranche that vested on admission and 3.625 for the performance based tranche that vests on 4 July 2007. The valuation has assumed an average volatility of 40 per cent, no expected dividends and a risk free rate using US dollar swap rates appropriate for the expected life assumptions: 2.8 per cent for four years; 1.79 per cent for 1.875 years; and 2.64 per cent for 3.625 years.
The fair value of the options granted in prior years was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4.5 years from the date of the subscription agreement. The valuation has assumed a risk free rate of return at the average of the four- and five-year US dollar swap rates of 3.39 per cent and no expected volatility (as the minimum value method was utilised because the Company was not listed on the date the options were issued).

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)

16	Other Comprehensive Income/(Loss)
The following table details the tax effect of the individual components of other comprehensive income/(loss) for 2004 and 2003:

	Before Tax	Tax	Net-of-Tax
2004	Amount	Benefit	Amount

Unrealised gains arising during year	$8,612	$176	$8,788
Less reclassification for gains realised in income	(3,358)	202	(3,156)

Net unrealised gains on investments	5,254	378	5,632
Cumulative translation adjustments	(1,245)	1,175	(70)

Change in accumulated other comprehensive income	$4,009	$1,553	$5,562

	Before Tax	Tax	Net-of-Tax
2003	Amount	Benefit	Amount

Unrealised gains arising during year	$4,848	$241	$5,089
Less reclassification for gains realised in income	(1,151)	293	(858)

Net unrealised gains on investments	$3,697	$534	$4,231
Cumulative translation adjustments	(6,864)	2,302	(4,562)

Change in accumulated other comprehensive income/(loss)	$(3,167)	$2,836	$(331)

17	Pension Commitments
In the United Kingdom, the Group operates defined contribution schemes for certain directors and employees, which are administered by third party insurance companies. The pension cost for the UK scheme was $2,498 for the year ended 31 December 2004 (2003: $1,657).
In Bermuda, the Group operates a defined contribution scheme, under which the Group contributes a specified percentage of each employee’s earnings. The pension cost for the Bermuda scheme was $477 for the year ended 31 December 2004 (2003: $145).
In the United States of America, Catlin Inc. has adopted a Profit Sharing Plan (the Plan) qualified under the Internal Revenue Code in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of the Group on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $126 for the year ended 31 December 2004 (2003: $156).

18	Statutory Financial Data
The Group’s ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	CICL Bermuda		CICL UK Branch		CUAL (UK)

	2004	2003	2004	2003	2004	2003

Required statutory capital and surplus	$369,631	$128,840	$41,267	—	$2,880	$2,685
Actual statutory capital and surplus	$603,003	$386,410	$119,084	—	$11,876	$3,623

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations, as described in Note 4.

19.	Commitments and Contingencies
Legal Proceedings
The Group is party to a number of legal proceedings arising in the ordinary course of the Group’s business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.
Concentrations of Credit Risk
Areas where significant concentration of risk may exist include investments, reinsurance recoverable and cash and cash equivalent balances.
The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.
Letters of Credit
The Group provides finance under its Club Facility to enable its subsidiaries to continue trading and to meet its liabilities as they fall due, as described in Note 10.

20	Related Parties
The Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a Director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited during 2004 was $111 (2003: $76) and from Burnhope Lodge was $39 (2003: $39).
On December 30, 1999, the Group extended a loan facility of $5,400 to the executives of SRO to enable them to acquire 75 per cent of that entity. Interest on this loan was charged at 2.5 per cent over the Libor rate. This loan was repaid in full in February 2004; the outstanding loan balance was $1,211 at 31 December 2003.

21	Subsequent Events
Renewal of Loan
On 18 February 2005, the Group renewed its drawdown of $50 million under its 364-day revolving bank facility. This drawdown matures on 18 May 2005.
Proposed Dividend
On 10 March 2005, the Board approved a proposed final dividend of $0.156 (£0.081) per share, payable on 31 May 2005 to shareholders of record at the close of business on 29 April 2005. The final dividend is determined in US dollars but payable in sterling based on the exchange rate of £1=$1.93 on 9 March 2005.
Catlin Insurance Company (UK) Ltd
On 7 March 2005, the FSA advised the Company that it is minded to grant the application from Catlin Insurance Company (UK) Ltd to convert Catlin UK from a branch into a subsidiary of Catlin Bermuda, subject to certain conditions, particularly the capitalisation of the new company.

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Performance Share Plan
On 1 February 2005, the Board approved the form of the Performance Share Plan (“PSP”), which permits the grant of awards in the form of options to acquire common shares at a nil exercise price, subject to achievement of performance conditions that are calibrated to shareholder returns. The first awards will be made to employees during 2005.
An expense for the cost of the PSP will be included beginning with the Group’s half year 2005 consolidated financial statements. It will be calculated using the fair value method of accounting, in accordance with the Group’s accounting policy for stock-based employee compensation.

22	Reconciliation to UK GAAP
The Group’s consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from UK GAAP.
The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income attributable to group stockholders and the stockholders’ equity under US GAAP to the amounts which would have been reported had UK GAAP been applied.
Beginning in 2005, UK listed companies will adopt International Financial Reporting Standards (‘IFRS’). Therefore, also beginning in 2005, the Group will present a reconciliation of net income and stockholders’ equity under US GAAP to the amounts that would have been reported had IFRS, and not UK GAAP, been applied.
Net income

			Year ended 31 December

	Note		2004	2003

Net income under US GAAP			$154,056	$127,013
Adjustment for:
Deferral of acquisition costs	(a	)	—	(6,002)
Stop loss accounting	(b	)	(10,811)	(6,133)
Goodwill amortization	(c	)	(3,610)	(3,396)
Translation differences	(d	)	(1,245)	(6,864)
Unrealised appreciation on investments	(e	)	5,254	3,697
Deposit accounting	(f	)	946	—
Taxation	(g	)	(1,690)	6,198

Profit / (loss) after taxation under UK GAAP			142,900	114,513
Payment in kind dividend	(h	)	—	(28,911)

Retained profit under UK GAAP			$142,900	$85,602

APPENDIX II PART B — CATLIN 2004 & 2003

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
For the Years Ended 31 December 2004 and 2003
(US Dollars in thousands, except share amounts)
Stockholders’ equity

			At 31 December

	Note		2004	2003

Stockholders’ equity under US GAAP			$971,187	$638,637
Adjustment for:
Stop loss accounting	(b	)	18,278	29,089
Goodwill amortization	(c	)	(10,105)	(6,495)
Deposit accounting	(f	)	946	—
Taxation	(g	)	(10,417)	(8,727)

Stockholders’ equity under UK GAAP			$969,889	$652,504

(a)	Under US GAAP, the Group’s accounting policy for DAC defers only those costs directly associated with acquisition of policies, primarily commissions and other premium levies. Under UK GAAP, the Group applied a broader definition of DAC such that, in addition to costs deferred under US GAAP, certain other operating costs were deferred. The Group followed this approach under UK GAAP for all financial years up to and including 2002. From 2003 onwards, the Group’s accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

(b)	Under US GAAP, the whole account stop loss contract, purchased by Syndicate 2003 to protect underwriting years up to and including 2001, has been accounted for as a deposit due to its retroactive nature, in accordance with SFAS 113. As a result, the indemnity amount due under the contract is treated as a deferred gain to be released to income as recoveries are made from the reinsurer. Under UK GAAP, this contract has been accounted for as reinsurance and therefore the full indemnity amount has been recognised as a reinsurance recovery in 2001. No deferred gain is recognised in the UK GAAP balance sheet, resulting in a corresponding increase in stockholders’ equity.

(c)	Under US GAAP, goodwill has not been amortised in accordance with the provisions of SFAS 142, starting with its implementation in 2002. Prior to 2002, goodwill was being amortised over 20 years. Under UK GAAP, this goodwill is amortised on a straight line basis over a period of ten years. This results in US GAAP stockholders’ equity exceeding that applicable under UK GAAP with effect from the 2002 year.

(d)	Translation differences on the translation of functional currency assets and liabilities into US dollars are recognised in other comprehensive income under US GAAP. Under UK GAAP, these items are reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders’ equity.

(e)	Unrealised appreciation/(depreciation) on investments is recognised in other comprehensive income under US GAAP. Under UK GAAP, this is reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders’ equity.

(f)	Under US GAAP certain contracts written by the Group are deposit accounted because there is no insurance risk transfer. Under UK GAAP deposit accounting is not applied and these contracts are accounted for on a prospective basis.

(g)	All of the reconciling items are presented before tax. This line item represents the tax effect of all of the reconciling items.

(h)	Under US GAAP, this dividend does not affect income or stockholders’ equity, being paid as an issue of new capital. Under UK GAAP, the dividend is treated as an expense in the statement of operations, offset by a specific appropriation of stockholders’ equity. Accordingly, there is no difference in total stockholders’ equity between US and UK GAAP.

Part C
Catlin Interims 2006
On 8 September 2006, Catlin published its unaudited consolidated financial statements for the six months ended 30 June 2006. These are set out below.
CATLIN GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
As at 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	30 June 2006	31 Dec 2005	30 June 2005

	(unaudited)	(audited)	(unaudited)
Assets
Investments
Fixed maturities, available-for-sale, at fair value (amortised cost 2006: $1,735,282; Dec 2005: $1,761,968; June 2005: $1,525,917)	$1,693,718	$1,744,043	$1,531,650
Short-term investments, at fair value	8,198	14,666	60,596
Cash and cash equivalents, at fair value	794,497	609,857	624,243
Investment in associate	2,498	2,794	2,520

Total investments	2,498,911	2,371,360	2,219,009

Accrued investment income	17,536	17,227	13,989
Securities lending collateral	209,137	—	—
Premiums and other receivables	768,133	565,500	628,255
Reinsurance recoverable (net of allowance of 2006: $27,312; Dec 2005: $24,511; June 2005: $18,303)	522,420	607,446	338,072
Deposit with reinsurer	—	21,823	21,823
Reinsurers’ share of unearned premiums	112,103	37,222	88,890
Deferred acquisition costs	151,920	126,738	143,025
Intangible assets and goodwill (accumulated amortisation 2006: $28,092; Dec 2005: $26,181; June 2005: $27,210)	72,491	63,639	66,032
Other assets	50,706	49,028	48,853

Total assets	$4,403,357	$3,859,983	$3,567,948

Liabilities and Stockholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$1,950,583	$1,995,485	$1,482,400
Unearned premiums	872,898	663,659	776,393
Deferred gain	1,294	8,078	8,124
Reinsurance payable	138,670	137,313	109,851
Notes payable	50,000	50,000	50,250
Accounts payable and other liabilities	71,275	70,186	61,297
Securities lending payable	209,137	—	—
Deferred taxes	17,559	4,181	22,246

Total liabilities	$3,311,416	$2,928,902	$2,510,561

Minority interest	727	—	—
Stockholders’ equity:
Ordinary common shares, par value $0.01 Authorised 250,000,000; issued and outstanding 2006: 163,633,683; Dec 2005: 155,914,616; June 2005: 155,843,070)	$1,636	$1,559	$1,558
Additional paid-in capital	791,859	721,935	719,075
Treasury stock	(552)	—	—
Accumulated other comprehensive (loss)/income	(46,983)	(21,399)	565
Retained earnings	345,254	228,986	336,189

Total stockholders’ equity	1,091,214	931,081	1,057,387

Total liabilities and stockholders’ equity	$4,403,357	$3,859,983	$3,567,948

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005

Revenues
Gross premiums written	$903,145	$781,739
Reinsurance premiums ceded	(137,152)	(123,044)

Net premiums written	765,993	658,695
Change in net unearned premiums	(123,510)	(31,609)

Net premiums earned	642,483	627,086

Net investment income	51,922	36,849
Net realised (losses)/gains on investments	(7,633)	1,339
Net realised gains/(losses) on foreign currency exchange	28,314	(21,545)
Other income	172	284

Total revenues	715,258	644,013

Expenses
Losses and loss expenses	316,564	305,273
Policy acquisition costs	157,157	159,548
Administrative expenses	61,790	40,968
Other expenses	12,348	11,889

Total expenses	547,859	517,678

Income before income tax expense	167,399	126,335
Income tax expense	(20,089)	(15,160)

Net income	$147,310	$111,175

Earnings per common share
Basic	$0.92	$0.72
Diluted	$0.85	$0.66

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART C — CATLIN INTERIMS 2006

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (UNAUDITED)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

					Accumulated
		Additional			other	Total
	Common	paid-in	Treasury	Retained	comprehensive	stockholders’
	stock	capital	stock	earnings	income (loss)	equity

Balance 1 January 2005	$1,541	$716,649	$—	$248,841	$4,156	$971,187
Comprehensive income:
Net income	—	—	—	111,175	—	111,175
Other comprehensive loss	—	—	—	—	(3,591)	(3,591)

Total comprehensive income	—	—	—	111,175	(3,591)	107,584

Stock compensation expense	—	2,096	—	—	—	2,096
Stock options and warrants exercised	17	(17)	—	—	—	—
Dividends declared	—	—	—	(23,480)	—	(23,480)
Deferred compensation obligation	—	347	—	(347)	—	—

Balance 30 June 2005	$1,558	$719,075	—	$336,189	$565	$1,057,387

Balance 1 January 2006	$1,559	$721,935	—	$228,986	$(21,399)	$931,081
Comprehensive income:
Net income	—	—	—	147,310	—	147,310
Other comprehensive loss	—	—	—	—	(25,584)	(25,584)

Total comprehensive income	—	—	—	147,310	(25,584)	121,726

Equity raise	77	65,154	—	—	—	65,231
Stock compensation expense	—	3,975	—	—	—	3,975
Stock options and warrants exercised	—	—	—	—	—	—
Dividends declared	—	—	—	(30,247)	—	(30,247)
Deferred compensation obligation	—	795	—	(795)	—	—
Treasury stock purchased	—	—	(552)	—	—	(552)

Balance 30 June 2006	$1,636	$791,859	$(552)	$345,254	$(46,983)	$1,091,214

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	2006	2005

Cash flows provided by operating activities
Net income	$147,310	$111,175
Adjustments to reconcile net income to net cash provided by operations:
Amortisation and depreciation	4,213	4,949
Amortisation of discounts of fixed maturities	(7,244)	(4,708)
Net realised losses/(gains) on investments	7,633	(1,339)
Unpaid losses and loss expenses	(176,092)	109,569
Unearned premiums	161,479	100,937
Premiums and other receivables	(143,052)	(46,761)
Deferred acquisition costs	(16,328)	(9,119)
Reinsurance payable	(79,589)	104,449
Reinsurance recoverable	151,499	9,145
Reinsurers’ share of unearned premiums	(52,145)	(58,081)
Deposit with reinsurer	(20,583)	36,008
Deferred gain	(12,408)	(11,844)
Accounts payable and other liabilities	68,732	(5,184)
Deferred tax	1,456	15,150
Other	70,460	(51,809)

Net cash flows provided by operating activities	105,341	302,537

Cash flows used in investing activities
Purchases of fixed maturities	(644,684)	(951,914)
Purchases of short-term investments	(46,760)	(190,115)
Proceeds from sales of fixed maturities	689,361	806,985
Proceeds from maturities of fixed maturities	5,410	50,487
Proceeds from sales of short-term investments	12,738	311,798
Purchase of intangible assets	(3,578)	—
Purchases of property and equipment	(3,149)	(3,841)
Proceeds from sales of property and equipment	72	6
Investment of securities lending collateral	(209,137)	—

Net cash flows used in investing activities	(199,727)	23,406

Cash flows provided by financing activities
Proceeds from issue of common shares	$65,786	$—
Dividends paid on common shares	(30,037)	(23,425)
Proceeds from notes payable	150,000	100,000
Repayment of notes payable	(150,000)	(100,000)
Securities lending collateral received	209,137	—
Proceeds from exercise of stock options	—	—
Purchase of treasury stock	(552)	—

Net cash flows (used in)/provided by financing activities	244,334	(23,425)

Net increase in cash and cash equivalents	149,948	302,518
Cash and cash equivalents — beginning of year	609,857	354,608
Effect of exchange rate changes	34,692	(32,883)

Cash and cash equivalents — end of year	$794,497	$624,243

Supplemental cash flow information
Taxes paid	$18	$3
Interest paid	$1,378	$702
Cash and cash equivalents comprise the following:
Cash at bank and in hand	$793,232	$615,656
Cash equivalents	$1,265	$8,587

The accompanying notes are an integral part of the consolidated financial statements.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

1	Basis of preparation
The unaudited interim consolidated financial statements have been prepared in accordance with the accounting policies set out in the consolidated financial statements for the year ended 31 December 2005.
In February 2006, the Group entered into a securities lending arrangement described in Note 3 and as a result, the Group has adopted the following new accounting policy in the first half of 2006.
Securities lending
Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily banks and brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group’s control and therefore remain on the Group’s balance sheet. Collateral in the form of cash, government securities and letters of credit is required and is monitored and maintained by the lending agent. The Group receives interest income on the invested collateral, which is recorded in net investment income.
Changes in scope of consolidation
On 25 May 2006, the Group, through its wholly owned subsidiary Catlin Inc., acquired 100 percent of the outstanding common shares of American Indemnity. This company was renamed Catlin Insurance Company Inc. (“Catlin US”) and it will underwrite specialty classes of property and casualty business for US commercial clients on an admitted basis.
The aggregate purchase price was $8,375 in cash, which is equal to the fair value of net assets acquired. There was no goodwill arising on the transaction.
On 13 June 2006, the Group, through its wholly owned subsidiary Catlin Holdings Limited, acquired 50.01% of the outstanding common shares of Barfish Limited. This company has been renamed Brighter Business Limited (“BB”) and will operate as an insurance intermediary, including as a coverholder for Lloyd’s Syndicate 2003, whose sole member is Catlin Syndicate Limited. BB intends to offer coverage including property, employers’ & public liability, motor and legal expenses.
The aggregate purchase price to acquire 50.01% of the outstanding common shares of BB was $1,432 (£800) in cash. Goodwill of $704 (£394) was generated on this transaction.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

2	Segmental information
For the six months ended 30 June 2006 and 2005, these reporting segments correspond to the location of where the business was written, with Catlin Syndicate Direct, Catlin Syndicate Reinsurance and Catlin UK business being written in the UK and Catlin Bermuda business being written in Bermuda. Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2006 is as follows:

	Catlin	Catlin
	Syndicate	Syndicate	Catlin	Catlin	Intra-
	Direct	Reinsurance	Bermuda	UK	Group	Total

Gross premiums written	$453,343	$206,427	$393,147	$116,632	$(266,404)	$903,145
Reinsurance premiums ceded	(233,681)	(97,708)	(5,944)	(66,223)	266,404	(137,152)

Net premiums written	219,662	108,719	387,203	50,409	—	765,993

Net premiums earned	199,204	76,932	307,867	58,480	—	642,483
Losses and loss expenses	(67,909)	(38,824)	(174,503)	(35,328)	—	(316,564)
Policy acquisition costs	(85,236)	(27,989)	(47,867)	(22,868)	26,803	(157,157)
Administrative and other expenses	(11,987)	(3,460)	(29,712)	(2,176)	(26,803)	(74,138)

Net underwriting result	34,072	6,659	55,785	(1,892)	—	94,624

Net investment income and net realised losses on investments	13,732	5,303	21,223	4,031	—	44,289
Net realised gains on foreign currency exchange	8,779	3,390	13,568	2,577	—	28,314
Other income	52	21	83	16	—	172

Income/(loss) before income tax expense	$56,635	$15,373	$90,659	$4,732	$—	$167,399

Total revenue	$221,767	$85,646	$342,741	$65,104	$—	$715,258

Net income before tax by operating segment before intra-Group reinsurance eliminations for the six months ended 30 June 2005 is as follows:

	Catlin	Catlin
	Syndicate	Syndicate	Catlin	Catlin	Intra-
	Direct	Reinsurance	Bermuda	UK	Group	Total

Gross premiums written	$379,035	$187,848	$290,455	$115,237	$(190,836)	$781,739
Reinsurance premiums ceded	(185,015)	(88,319)	(6,580)	(33,966)	190,836	(123,044)

Net premiums written	194,020	99,529	283,875	81,271	—	658,695

Net premiums earned	282,136	95,419	156,018	93,513	—	627,086
Losses and loss expenses	(134,607)	(38,729)	(78,414)	(53,523)	—	(305,273)
Policy acquisition costs	(93,092)	(31,141)	(25,010)	(19,340)	9,035	(159,548)
Administrative and other expenses	(19,716)	(6,668)	(10,903)	(6,535)	(9,035)	(52,857)

Net underwriting result	34,721	18,881	41,691	14,115	—	109,408

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

	Catlin	Catlin
	Syndicate	Syndicate	Catlin	Catlin	Intra-
	Direct	Reinsurance	Bermuda	UK	Group	Total

Net investment income and net realised gains on investments	17,181	5,811	9,501	5,695	—	38,188
Net realised gains on foreign currency exchange	(9,694)	(3,278)	(5,360)	(3,213)	—	(21,545)
Other income	128	43	71	42	—	284

Income before income tax expense	$42,336	$21,457	$45,903	$16,639	—	$126,335

Total revenue	$289,751	$97,995	$160,230	$96,037	$—	$644,013

Total revenue is the total of net premiums earned, net investment income and net realised gain/(loss) on investments, net realised gain/(loss) on foreign currency exchange, and other income.
Total assets by segment at 30 June 2006 and 2005 are as follows:

	2006	2005

Catlin Syndicate Direct	$2,344,239	$2,004,628
Catlin Syndicate Reinsurance	895,467	667,666
Catlin Bermuda	2,625,031	1,636,097
Catlin UK	612,701	505,641
Other	1,034,716	837,062
Consolidation adjustments	(3,108,797)	(2,083,146)

Total assets	$4,403,357	$3,567,948

‘Other’ in the table above includes assets such as investments in Group companies which are not allocated to individual segments.

3	Investments
Fixed maturities
The fair values and amortised costs of fixed maturities at 30 June 2006 and 2005 are as follows:

	2006		2005

	Fair	Amortised	Fair	Amortised
	Value	Cost	Value	Cost

US government and agencies	$857,888	$886,125	$765,592	$757,448
Non-US governments	334,325	340,053	201,094	200,375
Corporate securities	235,395	240,044	304,025	306,355
Mortgage backed securities	73,475	74,434	82,327	82,584
Asset-backed securities	192,635	194,626	178,612	179,155

Total fixed maturities	$1,693,718	$1,735,282	$1,531,650	$1,525,917

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
The gross unrealised gains and losses related to fixed maturities at 30 June 2006 and 2005 are as follows:

	2006		2005

	Gross	Gross	Gross	Gross
	unrealised	unrealised	unrealised	unrealised
	gains	losses	gains	losses

US government and agencies	$—	$28,238	$9,427	$1,283
Non-US governments	42	5,769	1,472	753
Corporate securities	27	4,676	239	2,569
Mortgage backed securities	45	1,004	102	359
Asset-backed securities	59	2,050	100	643

Total fixed maturities	$173	$41,737	$11,340	$5,607

There were no other than temporary declines in the value of investments in the six months to 30 June 2006 or 2005. The net realised losses on fixed maturities for the six months ended 30 June 2006 were $7,399 (2005: net realised gain of $1,254).
Fixed maturities at 30 June 2006, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair	Amortised
	Value	Cost

Due in one year or less	$272,453	$274,832
Due after one through five years	726,847	743,285
Due after five years through ten years	425,606	445,229
Due after ten years	2,702	2,877

	1,427,608	1,466,223

Mortgage backed securities	73,475	74,433
Asset-backed securities	192,635	194,626

Total	$1,693,718	$1,735,282

Restricted assets
The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit (‘LOC’), as described in Note 6. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.
The total value of these restricted assets by category at 30 June 2006 and 2005 are as follows:

	2006	2005

Fixed maturities, available for sale	$916,148	$635,010
Short term investments	8,198	21,127
Cash and cash equivalents	136,752	136,231

Total restricted assets	$1,061,098	$792,368

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
Securities lending
The Group participates in a securities lending program under which certain of its fixed maturity investments are loaned to third parties through a lending agent. Collateral in the form of cash, government securities and letters of credit is required at a rate of 102% of the market value of the loaned securities and is monitored and maintained by the lending agent. The Group had $206,997 (2005: $nil) of securities on loan at 30 June 2006.
4.     Unpaid losses and loss expenses
The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves is complex and imprecise, requiring the use of informed estimates and judgments. The Group’s estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group’s results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 30 June 2006 and 2005.
The reconciliation of unpaid losses and loss expenses for the six months ended 30 June 2006 and 2005 is as follows:

	2006	2005

Gross unpaid losses and loss expenses, beginning of year	$1,995,485	$1,472,819
Reinsurance recoverable on unpaid loss and loss expenses	(575,522)	(359,154)

Net unpaid losses and loss expenses beginning of year	1,419,963	1,113,665

Net incurred losses and loss expenses for claims related to:
Current year	320,765	308,839
Prior years	(4,201)	(3,566)

Total incurred losses and loss expenses	316,564	305,273

Net paid losses and loss expenses for claims related to:
Current year	(24,047)	(11,719)
Prior year	(271,115)	(167,723)

Total paid losses and loss expenses	(295,162)	(179,442)

Foreign exchange adjustment	53,421	(46,110)

Net unpaid losses and loss expenses, end of period	1,494,786	1,193,386
Reinsurance recoverable on unpaid loss and loss expenses	455,797	289,014

Gross unpaid losses and loss expenses, end of period	$1,950,583	$1,482,400

As a result of the changes in estimates of insured events in prior years, the 2006 provision for losses and loss expenses net of reinsurance recoveries decreased by $4,201 (2005: decrease of $3,566). Included in this amount are incurred losses of $26,032, caused by a reassessment of expected ultimate loss costs relating to the 2005 hurricanes, offset by net decreases in estimated loss reserves in other classes of business of $30,233. In 2006 and 2005, these decreases were due to changes in estimates of insured events in previous years resulting from reductions of expected ultimate loss costs, settlement of losses at amounts below previously estimated loss costs and reduction in uncertainty surrounding the quantification of the net cost of claim events.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
5.     Reinsurance
The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group’s reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

		2006		2005
	Premiums	Premiums	Premiums	Premiums
	written	earned	written	earned

Direct	$582,153	$493,821	$501,922	$502,152
Assumed	320,992	221,717	279,817	203,219
Ceded	(137,152)	(73,055)	(123,044)	(78,285)

Net premiums	$765,993	$642,483	$658,695	$627,086

The Group’s provision for reinsurance recoverable as at six months ended June 30, 2006 and 2005 is as follows:

	2006	2005

Gross reinsurance recoverable	$549,732	$356,375
Provision for uncollectible balances	(27,312)	(18,303)

Net reinsurance recoverable	$522,420	$338,072

The Group holds collateral against certain reinsurance recoverable positions, including deposit with reinsurer, totalling $nil (2005: $27,978).
6.     Notes payable, debt and financing arrangements
Bank facilities
Since November 2003, the Group has participated in a Letter of Credit/ Revolving Loan Facility (the ‘Club Facility’) with three banks. Each bank participates equally in the Club Facility. The Club Facility is comprised of three tranches as detailed below. The Club Facility has been varied, amended and restated since it was originally entered into, most recently on 22 December 2005 when the credit available under the Club Facility increased from $150,000 and £125,000 to $250,000 and £150,000 respectively. The following amounts were outstanding under the Club Facility as at 30 June 2006:

•	Debt outstanding was $50,000, in the form of a 364-day $50,000 revolving facility with a one year term-out option (‘Facility A’). Facility A, while not directly collateralised, is secured by floating charges on Group assets and cross guarantees from material subsidiaries. This debt bears interest at three-month Libor plus 65 basis points, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10%, sufficient to repay the loan at any time. The undrawn portion of Facility A costs 25 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10,000. The Group has the option to extend the revolving facility for 364 days, or to convert all cash advances into a term loan.

•	A clean, irrevocable standby LOC of $277,500 (£150,000) is provided to support Catlin Syndicate Limited’s (‘CSL’) underwriting at Lloyd’s (‘Facility B’). As at 30 June 2006, CSL has utilised Facility B and deposited with Lloyd’s an LOC in the amount of $277,500 (£150,000). In the event that CSL failed to meet its obligations under policies of insurance written on its behalf, Lloyd’s could draw down this letter of credit. This LOC became effective on 26 June 2006 and has an initial expiry date of 27 November 2009. Collateral

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)

of $74,000 (£40,000) was provided by 16 August 2006 and a further $37,000 (£20,000) must be provided by 1 August 2007.

•	A two-year $200,000 standby LOC facility is available for utilisation by Catlin Bermuda and Catlin UK (‘Facility C’). At 30 June 2006, $128,472 in LOC’s were outstanding, of which $126,511 are issued for the benefit of Catlin Bermuda, with a single LOC of $1,972 (£1,066) being for the benefit of Catlin UK. Collateral of 110% of 50% of the face value of the utilised portion of the LOCs under the Standby facility must be provided.
The terms of the Club Facility require that certain financial covenants be met on a quarterly basis, evidenced by Compliance Certificates. These include limitations on probable maximum losses arising from ‘realistic disaster scenarios’ for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2006 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2006.
7.     Taxation
Catlin Group Limited (‘CGL’) and its Bermudian subsidiaries
Under current Bermuda law, the Company and its Bermuda subsidiary, Catlin Bermuda, are not required to pay any taxes in Bermuda on their income or capital gains. Each has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2016.
UK subsidiaries
The Group operates in the UK through its UK subsidiaries and the income of the UK subsidiaries is subject to UK corporation taxes.
CSL is also subject to US federal income tax on the part of its income from its operations at Lloyd’s which is referred to as US connected income (“USCI”). USCI is calculated in accordance with the terms of the Lloyd’s Closing Agreement with the Internal Revenue Service (“IRS”). The US federal income tax due on USCI is remitted directly to the IRS by Lloyd’s in the first instance but is subsequently collected from CSL via the Catlin Syndicate. CSL, as a UK tax resident, receives UK corporation tax credits for any US federal income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.
The UK tax authorities are currently reviewing legislation on the taxation of insurance company technical reserves. The outcome of this review is not yet known, but it remains a possibility that recoverability of foreign taxes by CSL may be prejudiced in whole or in part by any changes in a future year.
US subsidiaries
The Group operates in the US through its US operations and the income of the US subsidiaries is subject to US federal and state income taxes.
Other subsidiaries
Other Group companies are subject to income taxes imposed by the jurisdictions in which they operate.
The Group is not subject to taxation other than as stated above, but there can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
The income tax expense for the six months ended 30 June 2006 and 2005 is as follows:

	2006	2005

Current tax expense	$18,296	$—
Deferred tax expense	1,793	15,160

Expense for income taxes	$20,089	$15,160

8.     Stockholders’ equity
The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 30 June 2006 and 2005:

	Authorised		Issued and outstanding

		Par		Par
	Number	value	Number	value
	of shares	$000	of shares	$000

Ordinary common shares, par value $0.01 per share
As at 30 June 2006	250,000,000	$2,500	163,633,683	$1,636

As at 30 June 2005	250,000,000	$2,500	155,843,070	$1,558

The following table outlines the changes in common shares issued and outstanding during 2006 and 2005:

	2006	2005

Balance, 1 January	155,914,616	154,097,989
Exercise of stock options and warrants	14,167	1,745,081
Equity raise	7,704,900	—

Balance, 30 June	163,633,683	155,843,070

Equity raise
On 14 March 2006, the Group placed 7,704,900 new common shares with par value of $0.01 each at $8.68 (£5.00) per share, raising $65,231 net of expenses.
Treasury stock
In connection with the Performance Share Plan (‘PSP’), at each dividend date, an amount equal to the dividend that would be payable in respect of the shares to be issued under the PSP, is paid into an Employee Benefit Trust (‘EBT’). The EBT uses these funds to purchase Group shares on the open market. These shares will ultimately be distributed to PSP holders to the extent that the PSP awards vest. In May 2006, the Group, through the EBT, purchased 67,300 of the Group’s shares, at an average price of $8.22 (£4.35) per share. The total amount paid of $552 is shown as a deduction to stockholders’ equity.
Dividends
On 12 June 2006, the Group paid a final dividend relating to the 2005 financial year of $0.176 (£0.101) per share to shareholders of record at the close of business on 12 May 2006. The total dividend paid for the 2005 financial year was $0.275 (£0.155) per share.

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
9.     Employee stock compensation schemes
The Group has two stock compensation schemes under which awards are outstanding: a Performance Share Plan, which was adopted in 2004, and a Long Term Incentive Plan, adopted in 2002. These financial statements include the total cost of stock compensation for both plans, calculated using the fair value method of accounting for stock-based employee compensation. The total cost of the plans expensed in the six months ended 30 June 2006 was $3,975 (2005: $2,096).
On 9 March 2006, a total of 2,020,301 options with nil exercise price and 275,296 non-vested shares (total of 2,295,597 securities) were granted to Group employees under the PSP. Up to half of the securities will vest on 9 March 2009 and up to half will vest on 9 March 2010, subject to certain performance conditions.
10.    Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.
Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

(xi)	Performance share plan;

(xii)	Employee stock option plan; and

(xiii)	Warrants
There is no difference between net income attributable to ordinary stockholders and net income attributable to all stockholders for the six months ended 30 June 2006 and 2005.
Reconciliations of the number of shares used in the calculations are set out below.

	30 June	30 June
	2006	2005

Weighted average number of shares	160,688,316	154,116,555
Dilution effect of warrants	6,203,859	4,125,308
Dilution effect of stock options and non-vested shares	6,930,990	3,900,578
Dilution effect of stock options and warrants exercised in the period	8,106	5,196,711

Weighted average number of shares on a diluted basis	173,831,271	167,339,152

Earnings per common share
Basic	$0.92	$0.72
Diluted	$0.85	$0.66

Options to purchase 9,885,557 shares under the LTIP were outstanding during the year but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares.
11.    Reconciliation to IFRS
The Group’s consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from International Financial Reporting Standards (“IFRS”).

APPENDIX II PART C — CATLIN INTERIMS 2006

CATLIN GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
For the six months ended 30 June 2006 and 2005
(US dollars in thousands, except share amounts)
The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income and stockholders’ equity under US GAAP to the amounts which would have been reported had IFRS been applied.
Net income

			Six months ended 30 June

	Note		2006	2005

Net income under US GAAP			$147,310	$111,175
Adjustment for:
Change to single functional currency	(a	)	(7,890)	4,710
Exchange gains/(losses) on foreign currency bond portfolios	(b	)	(2,225)	11,787
Fair value of employee stock compensation	(c	)	(49)	(49)
Recognition of payroll taxes on employee stock compensation	(d	)	562	(1,320)
Taxation	(e	)	2,881	(4,646)

Net income under IFRS			$140,589	$121,657

Stockholders’ equity

			Six months ended 30 June

	Note		2006	2005

Stockholders’ equity under US GAAP			$1,091,214	$1,057,387
Adjustment for:
Change to single functional currency	(a	)	3,943	(7,442)
Fair value of employee stock compensation	(c	)	(275)	(241)
Recognition of payroll taxes on employee stock compensation	(d	)	(1,328)	(1,367)

Stockholders’ equity under IFRS			$1,093,554	$1,048,337

a)	Under US GAAP, an entity is permitted to have more than one functional currency, if certain criteria are met. The Catlin Syndicate meets these criteria and therefore operates with four functional currencies. Under IFRS, the revised IAS 21 became effective on 1 January 2005. Although multiple functional currencies were allowed under the former IAS 21, the revised standard prohibits multiple functional currencies within an entity. The new IAS 21 has been applied prospectively, and this reconciling item shows the net effect of moving the Catlin Syndicate from four functional currencies to sterling as the sole functional currency.

b)	Certain of the Group companies hold fixed income investments in foreign currencies, which are intended to mitigate exposures to foreign currency fluctuations in net liabilities. Under US GAAP, changes in the value of such investments due to foreign currency rate movements are reflected as a direct increase or decrease to stockholders’ equity. Under IFRS, such changes are included in the statement of operations.

c)	Under US GAAP, options issued under an employee stock compensation scheme when the Company is privately-held may be valued assuming no expected volatility (the minimum value method). Under IFRS, a volatility assumption must be made in valuing stock-based compensation issued after 7 November 2002, even if the Company is privately-held. This reconciling item represents the fair value of employee stock options issued after 7 November 2002, recalculated with an expected volatility assumption reflecting the historical volatility of the Group’s listed peers.

d)	Under US GAAP, a liability for payroll taxes arising from stock compensation is recognised when the amount is due to the taxing authority, for example on the exercise of stock options. Under IFRS, a liability must be recorded at the date of grant, based on the market value of the underlying security. This liability should be subsequently adjusted for movements in the market value of the underlying security.

e)	All of the reconciling items are presented before tax. This line item represents the tax effect of all the reconciling items.

APPENDIX III
Additional information

1.	Responsibility for information

1.1	The Catlin Directors, whose names are set out in paragraph 2.1 below, accept responsibility for the information contained in this document (other than the information relating to the Wellington Group and the Wellington Directors, their immediate families, related trusts and persons connected with them). To the best of the knowledge and belief of the Catlin Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Wellington Directors, whose names are set out in paragraph 2.2 below, accept responsibility for the information contained in this document relating to the Wellington Group and the Wellington Directors, their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the Wellington Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and registered offices

2.1	Details of the directors of Catlin, each of whose business address is Cumberland House, 6th Floor, 1 Victoria Street, Hamilton HM11, Bermuda, and their respective functions are set out below:

Name	Function

Sir Graham Hearne	Non-executive Chairman
Stephen Catlin	Chief Executive and Deputy Chairman
Christopher Stooke	Chief Financial Officer
Alan Bossin	Non-executive director
Michael Crall	Non-executive director
Jean Claude Damerval	Non-executive director
Michael Eisenson	Non-executive director
Michael Harper	Non-executive director
Richard Haverland	Non-executive director
Michael Hepher	Non-executive director
Jonathan Kelly	Non-executive director
Gene Lee	Non-executive director

2.2	Details of the directors of Wellington, each of whose business address is 88 Leadenhall Street, London EC3A 3BA, and their respective functions are set out below:

Name	Function

John Barton	Non-executive Chairman
Preben Prebensen	Chief Executive
Katherine Letsinger	Finance Director
David Ibeson	Chief Executive of WUAL
John Engestrom	Non-executive director
Paul Hamilton	Non-executive director
Julian Hance	Non-executive director

2.3	Catlin’s registered office is at Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2.4	Wellington’s registered office is at 88 Leadenhall Street, London EC3A 3BA.

APPENDIX III — ADDITIONAL INFORMATION

3.	Market quotations

The following table shows the Closing Price for Wellington Shares and Catlin Shares in each case on the first dealing day of each month in each of the six months immediately prior to the date of this document, on 23 October 2006 (being the latest practicable date prior to the commencement of the Offer Period), and on 22 November 2006 (being the latest practicable date prior to the publication of this document):

Date	Wellington Shares		Catlin Shares

1 June 2006	82.75	p xd	425.5	p xd
3 July 2006	89	p	434.5	p
1 August 2006	85.25	p	425	p
1 September 2006	94.5	p	475	p
2 October 2006	90.25	p xd	478.5	p
23 October 2006	97.25	p xd	487	p xd
1 November 2006	118.75	p xd	502	p xd
22 November 2006	119.5	p xd	510	p xd

4.	Disclosure of interests and dealings in relevant securities

4.1	Interests in Wellington relevant securities

(a)	As at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document):

(i)	Catlin held no Wellington Shares but had the benefit of the irrevocable undertakings set out in paragraph 5 below, but otherwise had no interest in or right to subscribe for Wellington relevant securities or held any short position, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery relating to Wellington relevant securities;

(ii)	the Catlin Directors had no interest in or right to subscribe for Wellington relevant securities or held any short position, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery relating to Wellington relevant securities;

(iii)	no person acting or presumed to be acting in concert with Catlin, or any person with whom Catlin or any person acting in concert with Catlin has any arrangement, had an interest in or right to subscribe for any Wellington relevant securities or held any short position, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery relating to Wellington relevant securities;

(iv)	neither Catlin nor any person acting or presumed to be acting in concert with it had borrowed or lent any Wellington relevant securities (save for any borrowed shares which had either been on-lent or sold);

(v)	the interests (all of which are beneficial unless otherwise stated) of the Wellington Directors and their immediate families and related trusts and (so far as the Wellington Directors are aware, having made due and careful enquiry) connected persons (within the meaning of section 346 of the

APPENDIX III — ADDITIONAL INFORMATION

Companies Act), in Wellington relevant securities (excluding conditional awards and share options which are disclosed under paragraphs (vi) and (vii) respectively below) were as follows:

Number of
Wellington
Name	Shares

John Barton	75,806
Preben Prebensen	575,827
Katherine Letsinger	34,084
David Ibeson	26,277
Paul Hamilton	40,000
Julian Hance	12,250(1)

(1)	These shares are held by Mrs Hance.

(vi)	the interests of the Wellington Directors in conditional awards of Wellington Shares pursuant to the Wellington PSP were as follows:

	Number of Wellington Shares
	conditionally allocated

Name	Vesting in 2008	Vesting in 2009

Preben Prebensen	500,000	640,000
Katherine Letsinger	270,000	385,000
David Ibeson	270,000	385,000
None of the awards disclosed in this paragraph (vi) have vested;

(vii)	the interests of the Wellington Directors in options over Wellington Shares under the Wellington Share Schemes (other than the Wellington PSP which are disclosed in paragraph (vi) above) were as follows:

	Number of
	Wellington			Period during
	Shares under	Exercise		which options	Name of
Name	option	price		are	Wellington
		£		exercisable	Share Scheme

Preben Prebensen	575,827	— (c	)	2007	Wellington Deferred Equity Scheme
Total	575,827
Katherine Letsinger	50,419	0.595		2005-2012	Wellington Approved ESOS
	299,581	0.595		2005-2012	Wellington Unapproved ESOS
	225,000	0.833		2006-2013	Wellington Unapproved ESOS
	250,000	0.968		2007-2014	Wellington Unapproved ESOS
	24,514	0.670		2008	Wellington SAYE Scheme
	22,645	— (a	)	2008-2013	Wellington Deferred Equity Scheme
	11,006	— (a	)	2009-2014	Wellington Deferred Equity Scheme
	40,000	— (b	)	2009-2014	Wellington Deferred Equity Scheme
Total	923,165

APPENDIX III — ADDITIONAL INFORMATION

	Number of
	Wellington			Period during
	Shares under	Exercise		which options	Name of
Name	option	price		are	Wellington
		£		exercisable	Share Scheme

David Ibeson	29,445	1.018		2000-2007	Wellington Approved ESOS
	213,496	0.935		2003-2007	Wellington Unapproved ESOS
	26,687	1.384		2004-2008	Wellington Unapproved ESOS
	500,000	0.595		2005-2012	Wellington Unapproved ESOS
	14,104	0.670		2006	Wellington SAYE Scheme
	4,440	— (b	)	2006-2011	Wellington Deferred Equity Scheme
	275,000	0.833		2006-2013	Wellington Unapproved ESOS
	250,000	0.968		2007-2014	Wellington Unapproved ESOS
	60,000	— (a	)	2008-2013	Wellington Deferred Equity Scheme
	16,508	— (b	)	2009-2014	Wellington Deferred Equity Scheme
	75,000	— (a	)	2009-2014	Wellington Deferred
					Equity Scheme
Total	1,464,680

Note

(a)	Options granted under the Wellington Deferred Equity Scheme (granted at nil cost).

(b)	Options granted under the Wellington Deferred Equity Scheme to Wellington Directors who elected to receive an equal number of shares in lieu of a cash bonus.

(c)	As part of Preben Prebensen’s joining arrangements with Wellington, options were granted under the Wellington Deferred Equity Scheme to match an equivalent purchase of shares by him which are held by the trustee of the Wellington EBT. Options are exercisable after three years subject to no disposals being made (or pro rata if any disposals are made). On the first anniversary of the acquisition of the shares Preben became entitled to a payment equivalent to the dividend payable on Wellington Shares in respect of one-third of the options granted. He will become entitled to two-thirds on the second anniversary and the full amount on the third anniversary. A payment of £2,687 was made in 2005. These terms are varied in the case of termination of Preben’s contract.

(viii)	the Wellington EBT had an interest in 3,499,419 Wellington Shares. Each executive Director of Wellington is deemed, as a potential beneficiary, to have an interest in 805,426 Wellington Shares held by the trustees of the Wellington EBT;

(ix)	save as disclosed above, none of Wellington’s Directors, Wellington’s associates (other than in their capacity as exempt principal trader or an exempt fund manager), or any person who has an arrangement with Wellington or an associate of Wellington had any interest in or right to subscribe for Wellington relevant securities or held any short positions, any agreement to sell or any delivery obligation or any right to require another person to purchase or take delivery relating to Wellington relevant securities; and

(x)	neither Wellington nor any person acting in concert with Wellington has borrowed or lent (save for any borrowed shares which have either been on lent or on sold) any Wellington relevant securities).

APPENDIX III — ADDITIONAL INFORMATION

4.2	Dealings in Wellington relevant securities

(a)	During the disclosure period:

(i)	there were no dealings in Wellington relevant securities by Catlin;

(ii)	there were no dealings in Wellington relevant securities by the Catlin Directors; and

(iii)	save as disclosed below, there were no dealings in Wellington relevant securities by persons acting, or presumed to be acting, in concert with Catlin or any person with whom Catlin or any person acting in concert with Catlin has any arrangement.

			Price per
			Wellington Share
		Number of
Aggregated dealings by JPMorgan Cazenove	Transaction	Wellington Shares	Maximum	Minimum

24 October 2006 2.53 pm to 22 November 2006	Bought	18,750	112p	112p
24 September 2006 to 24 October 2006 2.53 pm	Bought	157,989	100p	89p
24 September 2006 to 24 October 2006 2.53 pm	Sold	136,739	107p	90p
24 August 2006 to 23 September 2006	Bought	295,097	97p	88p
24 August 2006 to 23 September 2006	Sold	305,097	96p	89p
24 July 2006 to 23 August 2006	Bought	119,396	97p	83p
24 July 2006 to 23 August 2006	Sold	149,396	98p	83p
24 April 2006 to 23 July 2006	Bought	357,850	99p	80p
24 April 2006 to 23 July 2006	Sold	357,850	99p	80p
24 January 2006 to 23 April 2006	Bought	348,777	113p	88p
24 January 2006 to 23 April 2006	Sold	348,777	113p	90p
24 October 2005 to 23 January 2006	Bought	279,839	106p	93p
24 October 2005 to 23 January 2006	Sold	279,839	108p	93p

		Number of	Price per
Dealings by JPMorgan Securities Ltd.	Transaction	Wellington Shares	Wellington Share

15 September 2006	Sold	40,105	89p
20 September 2006	Bought	40,105	90p

(b)	Between the commencement of the Offer Period and 22 November 2006 (being the latest practicable date prior to the posting of this document):

(i)	the following dealings in Wellington relevant securities took place by the Wellington EBT:

		Number of	Price per
Dealings by Wellington EBT	Transaction	Wellington Shares	Wellington Share

20 November 2006	Sold	8,856	120.75p

(ii)	save as disclosed above, there were no dealings in Wellington relevant securities by any Wellington Directors, any Wellington associates (other than in their capacity as exempt principal trader or an exempt fund manager) or any person who has an arrangement with Wellington or an associate of Wellington.

4.3	Interests in Catlin relevant securities

As at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document):

(i)	the interests (all of which are beneficial unless otherwise stated) of the Catlin Directors and their immediate families and related trusts (and so far as the Catlin Directors are aware having made

APPENDIX III — ADDITIONAL INFORMATION

due and careful enquiry) connected persons (within the meaning of section 346 of the Companies Act) in Catlin relevant securities were as follows:

	Number of
	Catlin
Name	Shares

Sir Graham Hearne	22,569
Stephen Catlin	2,760,548	(1)
Stephen Catlin, as one of the trustees of Catlin Settlement Trust	615,000
Christopher Stooke	13,859	(2)
Michael Crall	14,815
Richard Haverland	79,815
Michael Hepher	14,815	(4)
Alan Bossin	0
Jean Claude Damerval	0
Michael Harper	20,000
Michael Eisenson	0	(3)
Jonathan Kelly	0	(5)
Gene Lee	0	(6)

(1)	2,780 Catlin Shares are held by Mr Catlin’s spouse.

(2)	Held by Mr Stooke’s spouse.

(3)	Mr Eisenson is a non-executive director associated with CB-Catlin Inc. (“Charlesbank”). Due to the way that Charlesbank is structured, it may be deemed to be a connected person to Mr Eisenson and its shareholding attributable to him. Charlesbank has an interest in 9,400,751 Catlin Shares and warrants to purchase 1,237,624 Catlin Shares.

(4)	Of this amount, 5,000 Catlin Shares are held by the Maple Leaf Family Settlement.

(5)	Mr Kelly is a non-executive director appointed by Capital Z Catlin Private Investment Ltd. and Capital Z Catlin Investment Ltd. (together “Capital Z”) and such entities may be deemed to be connected persons to Mr Kelly in which case the shareholdings of Capital Z may be attributed to Mr Kelly. Capital Z has an interest in 7,103,325 Catlin Shares and holds warrants to purchase 5,674,290 Catlin Shares.

(6)	Mr Lee is a non-executive director appointed by CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd. (together “Cypress”) and may be deemed to be connected persons to Mr Lee. Cypress has an interest in 13,753,349 Catlin Shares and holds warrants to purchase 4,414,194 Catlin Shares.

In addition to their interests in the Catlin Shares referred to in this paragraph 4.3(i), the executive Catlin Directors are potential beneficiaries interested in the Catlin Shares held by the Trustees of the Catlin Group Employee Benefit Trust, which, as at 22 November 2006, (the latest practicable date prior to the publication of this document), amounted to 155,155 Catlin Shares. Of these Stephen Catlin may be deemed to be the beneficial owner of 10,457 Catlin Shares and Christopher Stooke may be deemed to be the beneficial owner of 7,503 Catlin Shares, representing approximately 0.01 per cent. of the existing issued share capital of Catlin.

APPENDIX III — ADDITIONAL INFORMATION

(ii)	the interests of the Catlin Directors in options over Catlin Shares under the Catlin Group Limited Long Term Incentive Plan were as follows:

	Number of Catlin
Name	Shares under option	Exercise price	Exercise period

	Time based options(7)
Stephen Catlin	2,568,256	US$5.00	up to 4 July 2012
Christopher Stooke	128,412	US$5.00	up to 4 July 2012
	48,153	£3.50	up to 4 July 2012
	16,051	£3.50	4 July 2007-4 July 2012
	Performance based options(7)
Stephen Catlin	642,064	US$10.00	Up to 1 January 2008
	642,064	US$12.50	Up to 1 January 2008
	642,064	US$15.00	Up to 1 January 2008
	642,064	US$10.00	4 July 2007-1 January 2008
	642,064	US$12.50	4 July 2007-1 January 2008
	642,064	US$15.00	4 July 2007-1 January 2008
Christopher Stooke	32,103	US$10.00	Up to 1 January 2008
	32,103	US$12.50	Up to 1 January 2008
	32,104	US$15.00	Up to 1 January 2008
	64,206	US$10.00	4 July 2007-1 January 2008
	64,206	US$12.50	4 July 2007-1 January 2008
	64,207	US$15.00	4 July 2007-1 January 2008

(7)	All such options were granted for nil consideration.

(iii)	the interests of the Catlin Directors in options(8) over Catlin Shares under the Catlin Group Limited Performance Share Plan were as follows:

	Number of Catlin
Name	Shares under option	Exercise price	Exercise Period

Stephen Catlin	131,412	Nil	Up to 50% of the total at each of March 2008 and 2009
	198,152	Nil	Up to 50% of the total at each of March 2009 and 2010
Christopher Stooke	95,101	Nil	Up to 50% of total at each of March 2008 and 2009
	140,082	Nil	Up to 50% of the total at each of March 2009 and 2010

(8)	All awards were granted for nil consideration.

(iv)	save as set out above, no Catlin Director has any interest in the share capital of Catlin or any of its subsidiaries;

(v)	no person acting, or presumed to be acting, in concert with Catlin or any person with whom Catlin or any person acting in concert with Catlin has any arrangement had an interest in or right to subscribe for any Catlin relevant securities or held any short positions, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery relating to Catlin relevant securities;

(vi)	neither Catlin nor any person acting or presumed to be acting in concert with it had borrowed or lent any Catlin relevant securities (save for any borrowed shares which had either been on-lent or sold);

APPENDIX III — ADDITIONAL INFORMATION

(vii)	none of Wellington, any Wellington Director, any of Wellington’s associates (other than in their capacity as exempt principal trader or exempt fund manager) or any person who has an arrangement with Wellington or an associate of Wellington had any interest in or right to subscribe for Catlin relevant securities or held any short positions, any agreement to sell or any delivery obligation or any right to require another person to purchase or take delivery relating to Catlin relevant securities; and

(viii)	neither Wellington nor any person acting or presumed to be acting in concert with Wellington has borrowed or lent (save for any borrowed shares which have been either on lent or sold) any Catlin relevant securities.

4.4	Dealings in Catlin relevant securities

(a)	During the disclosure period:

(i)	the dealings of the Catlin Directors and their immediate family and related trusts and connected persons for value in the securities of Catlin (including options in respect thereof, securities convertible thereto, rights to subscribe therefor and derivatives referenced thereto) are as stated below:

(A)	dealings involving Catlin Shares:

			Nature of
	Date	Price	transaction	Common Shares

Stephen Catlin	14/3/06	505p	Disposal (1)	68,841
	17/05/06	435p	Acquisition (2)	4,027
	12/09/06	484p	Acquisition (2)	6,437
Christopher Stooke	17/05/06	435p	Acquisition (2)	2,914
	12/09/06	484p	Acquisition (2)	4,593
Michael Harper	4/11/05	495p	Acquisition	10,000
	26/5/06	430.5p	Acquisition	10,000
Jonathan Kelly	14/9/06	470p	Disposal (3)	5,700,000
Gene Lee	10/11/05	480p	Disposal (4)	7,588,187	(4)
	10/11/05	480p	Disposal (5)	411,813	(5)

(1)	Trustees of the Catlin Settlement Trust, Stephen Catlin being one of the trustees.

(2)	Acquired by the Trustees of the Catlin Group Employee Benefit Trust.

(3)	The shares were disposed of by Capital Z Catlin Investment Ltd. and Capital Z Catlin Private Investment Ltd. (together “Capital Z”) which may be deemed to be entities connected to Jonathan Kelly. Mr Kelly is a non-executive director appointed by Capital Z and which may be deemed to be connected persons to Mr Kelly in which case the shareholdings of Capital Z may be attributed to Mr Kelly. Capital Z has an interest in 7,103,325 Catlin Shares and holds warrants to purchase 5,674,290 Catlin Shares.

(4)	Disposed of by CMBP II (Cayman) Catlin Ltd. Mr Lee is a non-executive director appointed by CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd. (together “Cypress”) which may be deemed to be connected persons to Mr Lee.

(5)	Disposed of by CMBP II Parallel (Cayman) Catlin Limited. Mr Lee is a non-executive director appointed by Cypress which may be deemed to be connected persons to Mr Lee.

APPENDIX III — ADDITIONAL INFORMATION

(B)	dealings involving options over Catlin Shares:

	Date of	Number of			Option
	taking/granting	securities			money
	option	under option	Exercise period	Exercise price	paid/received

Stephen Catlin	09/03/06	198,152	Up to 50% of the award will vest in each of 2009 and 2010	Nil	Nil
Christopher Stooke	09/03/06	140,082	Up to 50% of the award will vest in each of 2009 and 2010	Nil	Nil

(ii)	save as disclosed below, there were no dealings in Catlin relevant securities by persons acting, or presumed to be acting, in concert with Catlin or any person with whom Catlin or any person acting in concert with Catlin has any arrangement;

			Price per Catlin Share

Aggregated dealings by JPMorgan Cazenove	Transaction	Number of Catlin Shares	Maximum	Minimum

24 October 2006 2.53 pm to 22 November 2006	Bought	2,075	497p	497p
24 October 2006 2.53 pm to 22 November 2006	Sold	36,763	505p	500p
24 September 2006 to 24 October 2006 2.53 pm	Bought	572,521	499p	480p
24 September 2006 to 24 October 2006 2.53 pm	Sold	537,833	499p	479p
24 August 2006 to 23 September 2006	Bought	31,155	504p	470p
24 August 2006 to 23 September 2006	Sold	31,155	489p	465p
24 July 2006 to 23 August 2006	Bought	144,004	471p	422p
24 July 2006 to 23 August 2006	Sold	144,004	469p	423p
24 April 2006 to 23 July 2006	Bought	2,489,962	489p	406p
24 April 2006 to 23 July 2006	Sold	2,495,745	490p	404p
24 January 2006 to 23 April 2006	Bought	1,359,643	524p	470p
24 January 2006 to 23 April 2006	Sold	1,352,575	520p	468p
24 October 2005 to 23 January 2006	Bought	1,039,660	506p	465p
24 October 2005 to 23 January 2006	Sold	1,039,045	504p	468p

(b)	Between the commencement of the Offer Period and 22 November 2006 (being the latest practicable date prior to the publication of this document):

(i)	there were no dealings in Catlin relevant securities by Wellington or any Wellington Directors; and

(ii)	there were no dealings in Catlin relevant securities by any associates of Wellington (other than in their capacity as exempt principal trader or exempt fund manager) or by any person who has an arrangement with Wellington or an associate of Wellington.

4.5	General

Save as disclosed in this document:

(i)	neither Catlin nor any of the Catlin Directors, nor (so far as the Catlin Directors are aware having made due and careful enquiry) any person acting, or presumed to be acting, in concert with Catlin:

(A)	had an interest in or a right to subscribe for Wellington relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(B)	engaged in any dealing in Wellington relevant securities during the disclosure period; or

(C)	had any short position in, was party to any agreement to sell, or subject to any delivery obligation in respect of, or had the right to require another person to purchase or take

APPENDIX III — ADDITIONAL INFORMATION

delivery of, Wellington relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(ii)	none of the Catlin Directors, nor (so far as the Catlin Directors are aware having made due and careful enquiry) any person acting, or presumed to be acting, in concert with Catlin:

(A)	had an interest in or a right to subscribe for Catlin relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(B)	engaged in any dealing in Catlin relevant securities during the disclosure period; or

(C)	had any short position in, was party to any agreement to sell, or subject to any delivery obligation in respect of, or had the right to require another person to purchase or take delivery of, Catlin relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document).

(iii)	(so far as Wellington Directors are aware having made due and careful enquiry), neither Wellington, nor any of the Wellington Directors nor any of their immediate families and related trusts and connected persons, nor any associate of Wellington covered in paragraph 4.6(iii) (A) below, nor any pension fund of Wellington or any company which is an associate of Wellington covered in paragraph 4.6(iii) (A) below, nor any employee benefit trust of Wellington or any company which is an associate of Wellington covered in paragraph 4.6(iii) (A) below, nor any connected adviser of Wellington or an associate of Wellington covered in paragraph 4.6(iii) (A) below or any person controlling, controlled by or under the same control as any such adviser (except for an exempt principal trader or an exempt fund manager), nor any person with whom Wellington or an associate of Wellington has any arrangement in relation to relevant securities:

(a)	had an interest in or right to subscribe for relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(b)	engaged in any dealings in relevant securities between the commencement of the Offer Period and 22 November 2006 (being the latest practicable date prior to the publication of this document); or

(c)	had any short position in, was party to any agreement to sell, or subject to any delivery obligation in respect of, or had the right to require another person to purchase or take delivery of, relevant securities as at the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(iv)	neither Wellington nor any person acting or presumed to be acting in concert with Wellington has borrowed or lent (save for any borrowed shares which have been either on lent or sold) any relevant securities;

(v)	no Wellington relevant securities have been redeemed or purchased by Wellington during the period commencing on 24 October 2005 (being the date falling 12 months prior to the commencement of the Offer Period) and ending on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(vi)	no Catlin relevant securities have been redeemed or purchased by Catlin during the period commencing on 24 October 2005 (being the date falling 12 months prior to the commencement of the Offer Period) and ending on 22 November 2006 (being the latest practicable date prior to the publication of this document); and

(vii)	there are no arrangements of the kind referred to in Note 6(b) on Rule 8 of the City Code which exist between Catlin or any person acting, or presumed to be acting, in concert with Catlin, and any other person nor between Wellington or any associate of Wellington and any other person.

APPENDIX III — ADDITIONAL INFORMATION

4.6	General

For the purposes of this paragraph 4:

(i)	“acting in concert” means acting or being deemed to be acting in concert with the relevant party for the purposes of the City Code and/or the Offer;

(ii)	“arrangement” includes any indemnity or option arrangement, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	“associate” means:

(A)	Catlin’s or Wellington’s parent, subsidiaries and fellow subsidiaries and associated companies and companies of which any such companies are associated companies;

(B)	connected advisers to Catlin and Wellington or any company covered in sub-paragraph (A) above and persons controlling, controlled by or under the same control as such connected advisers (except for an exempt principal trader or an exempt fund manager);

(C)	the Catlin Directors and Wellington Directors (together, in each case, with their immediate family and related trusts);

(D)	the pension funds of Catlin and Wellington or of any company covered in sub-paragraph (A) above; and

(E)	any employee benefit trust of Catlin, Wellington or of any company covered in sub-paragraph (A) above;

(iv)	“control” means a holding or aggregate holdings of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or aggregate holdings gives de facto control;

(v)	“connected adviser” includes an organisation which is advising Wellington or Catlin in relation to the Offer, a corporate broker to either Wellington or Catlin, an organisation which is advising a person acting in concert with Wellington or with Catlin either in relation to the Offer or in relation to the matter which is the reason for that person being a member of the relevant concert party or an organisation which is advising a company covered in sub-paragraph (A) above in relation to the Offer;

(vi)	“dealing” or “dealt” includes:

(A)	acquiring or disposing of relevant securities or the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to securities or of general control of securities;

(B)	taking, granting, acquiring, disposing of, entering into, closing out, terminating, exercising (by either party) or varying an option in respect of any relevant securities;

(C)	subscribing or agreeing to subscribe for relevant securities;

(D)	exercising or converting any relevant securities carrying conversion or subscription rights;

(E)	acquiring, disposing of, entering into, closing out, exercise (by either party) of any rights under, or varying, a derivative referenced, directly or indirectly, to relevant securities;

(F)	entering into, terminating or varying the terms of any agreement to purchase or sell relevant securities; and

(G)	any other action resulting, or which may result, in an increase or decrease in the number of relevant securities in which a person is interested or in respect of which he has a short position;

(vii)	“derivative” includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

APPENDIX III — ADDITIONAL INFORMATION

(viii)	“disclosure period” means the period commencing on 24 October 2005 (being the date 12 months prior to the commencement of the Offer Period) and ending on the close of business on 22 November 2006 (being the latest practicable date prior to the publication of this document);

(ix)	“relevant securities” means Catlin relevant securities and Wellington relevant securities;

(x)	“interest” in relevant securities includes where a person:

(A)	has long economic exposure, whether absolute or conditional, to changes in the price of the relevant securities;

(B)	owns relevant securities;

(C)	has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to relevant securities or has general control of them;

(D)	by virtue of any agreement to purchase, option or derivative, has the right or option to acquire relevant securities or call for their delivery or is under an obligation to take delivery of them, whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

(E)	is party to any derivative whose value is determined by reference to the price of relevant securities and which results, or may result, in his having a long position in them;

(xi)	“Catlin relevant securities” means Catlin Shares and securities convertible into, rights to subscribe for, and options in respect of, Catlin Shares;

(xii)	“Wellington relevant securities” means Wellington Shares and securities convertible into, rights to subscribe for, and options and awards in respect of Wellington Shares;

(xiii)	references to Catlin Directors or Wellington Directors having an interest in relevant securities are to be interpreted in accordance with Parts VI and X of the Companies Act;

(xiv)	“short position” means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative; and

(xv)	references to a “pension fund” of Wellington or Catlin or of a company which is a relevant associate do not include any such pension funds which are managed under an agreement or arrangement with an independent third party in the terms set out in Note 7 to the definition in the Code of “acting in concert”.

5.	Irrevocable undertakings

Catlin has received irrevocable undertakings to accept the Offer from Wellington Directors in respect of 764,244 Wellington Shares, representing in aggregate approximately 0.16 per cent. of the existing issued share capital of Wellington. The following table shows the number of Wellington Shares subject to the irrevocable undertaking given by each Wellington Director:

		Percentage of
	Number of Wellington	Wellington’s issued
Name	Shares	share capital

John Barton	75,806	0.02%
Preben Prebensen	575,827	0.12%
Katherine Letsinger	34,084	0.01%
David Ibeson	26,277	0.01%
Paul Hamilton	40,000	0.01%
Julian Hance	12,250	0.003%
Total	764,244	0.16%

6.	Financing of the Acquisition

A summary of the financing arrangements for the Offer is set out in paragraph 7.5 of this Appendix III.

APPENDIX III — ADDITIONAL INFORMATION

In connection with the Acquisition, Catlin will issue up to approximately 84,063,435 New Catlin Shares to Wellington Shareholders (assuming full acceptance of the Offer and that no options or awards under the Wellington Share Schemes are exercised). These shares are expected to represent approximately 34 per cent. of the issued common share capital of Catlin as enlarged by the Acquisition. The Acquisition is conditional on the admission of the New Catlin Shares to the Official List and the admission of the New Catlin Shares to trading on the London Stock Exchange’s main market for listed securities.
7.     Material contracts
               Catlin Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Catlin Group during the period commencing on 24 October 2004 (being two years prior to the commencement of the Offer Period) and ending on 22 November 2006 (being the latest practicable date prior to the publication of this document) and are, or may be, material:

7.1	Catlin, Catlin Insurance Company Ltd. and Catlin Holdings (UK) Limited, as borrowers, entered into a $250 million and £150 million credit facility dated 20 November 2003, as amended and restated on 22 December 2005. The obligations of each borrower are guaranteed on a joint and several basis by the other borrowers and each of Catlin Syndicate Limited, Catlin Finance Limited, Catlin Insurance Company (UK) Holdings Limited and Catlin Holdings Limited, as guarantors. The original lenders are Barclays Bank PLC, ING Bank N.V. and JPMorgan Chase Bank. The facility agreement comprises the following three facilities:

(a)	Facility A, granted to Catlin, provides for a revolving dollar loan facility (with sterling as an optional currency) of US$50 million to be used for general corporate purposes and is due to mature on the last day of each term of the relevant revolving loan in existence 364 days after December 2005, unless a term out option is exercised in which case all then outstanding amounts shall mature 12 months after the date falling 364 days after 22 December 2005. The interest rate on cash advances drawn under Facility A is the aggregate of 0.65% p.a., LIBOR and mandatory costs. A term out fee must be paid to the extent the term out option is exercised, and Catlin must also pay a commitment commission of 0.25% per annum on the undrawn portion of Facility A, to be paid quarterly in arrear;

(b)	Facility B, granted to Catlin and Catlin Holdings (UK) Limited, provides for a sterling letter of credit facility of £150 million which is intended for the issue of letters of credit in favour of Lloyd’s to provide funds at Lloyd’s and is due to mature on 31 December 2010. The commission on letters of credit under Facility B is 1.20% p.a. payable quarterly in arrears, reducing to 0.30% p.a. in respect of any outstandings fully covered by the discounted value of certain secured assets or cash collateral. Catlin must pay a commitment commission of 0.25% per annum on the undrawn portion of Facility B, to be paid quarterly in arrear; and

(c)	Facility C, granted to Catlin Insurance Company Ltd., provides for a dollar letter of credit facility in an aggregate amount of $200 million which is intended for the issue of letters of credit in favour of US cedants and is due to mature on 31 December 2007. The commission on letters of credit under Facility C is 0.60% p.a. payable quarterly in arrears, reducing to 0.30% p.a. in respect of outstandings fully covered by the discounted value of certain secured assets or cash collateral. Catlin must pay a commitment commission of 0.135% per annum on the undrawn portion of Facility C, to be paid quarterly in arrear, together with payment by Catlin Insurance Company Limited of a fronting fee for each letter of credit issued under Facility C.

In addition, Catlin Holdings (UK) Limited and Catlin Holdings Limited have each entered into a debenture on 24 November 2003 whereby both companies have granted a fixed and floating charge over substantially all of their assets and their undertakings in favour of Barclays Bank PLC as trustee. Catlin Insurance Company Ltd. and Catlin have granted floating charges dated 24 November 2003 over all of their assets and Catlin Syndicate Limited has granted a floating charge dated 24 November 2003 over future profits emerging from the Syndicate. In each case, such security documents have been entered into to secure the relevant charging company’s obligations under the facility agreement and related finance documents.

APPENDIX III — ADDITIONAL INFORMATION

Under the facility, the borrowers and guarantors give various covenants and undertakings customary for facilities of this nature including the provision of certain financial information, maintenance of all authorisations and compliance with all material and relevant laws and certain financial ratios. The facility agreement contains certain restrictions on the borrowers and guarantors including restrictions on mergers and acquisitions, the disposal of certain assets, the granting of loans and guarantees, incurring certain indebtedness, the granting of security interests and making certain acquisitions.

All amounts outstanding under the facility agreement shall, at the option of the majority banks, become immediately due and payable and all liabilities of affected letters of credit shall be reduced to zero or otherwise secured by cash collateral if, in summary, there is a change of control whereby any person or group of persons acting in concert gain control of Catlin. In addition, if (i) it becomes unlawful for any bank under the facility agreement to make loans, issue letters of credit or otherwise participate in the facility agreement then such bank’s share of any outstanding amounts under the facility agreement may be prepayable and the liabilities outstanding under any affected letter of credit may be required to be reduced to zero or otherwise secured by cash collateral; (ii) the financial strength rating of Catlin Insurance Company Limited falls to below B++ as rated by A.M. Best or any such rating is withdrawn, then the banks commitments under the facility agreement may be reduced to zero and Catlin shall procure that the amount outstanding under the facility agreement does not exceed the discounted value of the secured assets; or (iii) any member of the Catlin Group receives proceeds of subordinated indebtedness then the Facility A commitments shall be reduced pro rata, and in certain circumstances, the amount received shall be used to prepay Facility A.

The facility agreement contains events of default customary for such financings, the occurrence of which would entitle the banks to accelerate all outstanding loans, require cash collateralisation in respect of outstanding letters of credit and terminate their commitments in respect of the facility agreement.

7.2	A warrant instrument (the “Warrant Instrument”) was entered into by Catlin on 4 July 2002. Catlin agreed to issue warrants (“Warrant(s)”) to purchase Common Shares at $1.00 per warrant. Following consolidation of the share capital of Catlin as described at paragraph 3 of Part XIV of the Prospectus under the terms of the Warrant Instrument the Warrants were consolidated on a five-to-one basis and the subscription price amended to US$5 per Common Share.

The holder of a Warrant (the “Holder”) is entitled to exercise a Warrant in whole or in part, at any time, until 4 July 2012 by executing and delivering to Catlin a warrant notice. No earlier than ten days after delivery of the exercise notice, the Holder shall deliver to Catlin the relevant warrant certificate, a warrant exercise subscription form in the specified form and payment of the subscription price. Common Shares will then be issued fully paid pursuant to the exercise of the Warrants.

Catlin shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the issuance and/or delivery of the shares subject to the Warrants.

In lieu of making the cash payment of the exercise price that is required, a Holder may deliver to Catlin for repurchase, Common Shares having a value equal to the price of exercise of the Warrants or elect to convert such Warrant into Common Shares (in which case the Holder will be issued with such number of Common Shares whose aggregate value is equal to the aggregate value of the shares subject to the Warrants being exercised less their exercise price).

Catlin is obliged to reserve such authorised but unissued Common Shares as would be sufficient to permit the exercise in full of all Warrants.

No fractional shares can be issued on exercise of a Warrant, but instead Catlin shall pay an amount in cash equal to such fraction multiplied by the current market price per Common Share at the date of such exercise, the current market price being the average of the Daily Prices (as defined in the Warrant Instrument) per Common Share for the 20 consecutive trading days immediately prior to such date.

No Warrant Certificate is transferable except to an Affiliate (as defined in the Warrant Instrument) or limited partner of an Affiliate or a transferee of fifty-one per cent. (51%) of the issued Common Shares held by the Holder and then, in each case, only if such transferee, prior to such transfer, agrees in writing to be bound by the terms of the Warrant Instrument and the Bye-laws.

APPENDIX III — ADDITIONAL INFORMATION

If there is a consolidation and/or sub-division of Common Shares which gives rise to a change in nominal value of one Common Share, the exercise price of the Warrants shall be adjusted by multiplying it by the revised nominal value of one Common Share and dividing the result by the nominal value of one Common Share in effect immediately prior to such consolidation or subdivision.

If Catlin makes a bonus issue, the exercise price of Warrants shall be reduced by multiplying it by the aggregate nominal amount of the issued Common Shares immediately before that bonus issue and dividing the result by the aggregate nominal amount of the issued Common Shares immediately after that bonus issue.

In the case of any consolidation, amalgamation or merger of Catlin where Catlin is not the continuing corporation, or in the case of any sale or transfer of all or substantially all the assets of Catlin, Catlin shall notify the Holders of such event and cause the surviving corporation to execute instruments and other documents or assurances necessary legally to ensure that the Holders shall have the right by exercising the Warrants to be issued the class and amount of shares which would have become liable to be issued upon exercise of the Warrants immediately prior to such event.

7.3	A Depositary Agreement dated 1 April 2004 between Catlin and Capita IRG Trustees Limited (“Capita IRG Trustees”) under which Catlin appoints Capita IRG Trustees to constitute and issue from time to time, upon the terms of a deed poll dated 1 April 2004 (the “Deed Poll” details of which are set out in Part XVI of the Prospectus), a series of depositary interests (“Depositary Interests”) representing securities issued by Catlin and to provide certain other services in connection with such Depositary Interests. Capita IRG Trustees agreed that it will comply, and will procure certain other persons comply, with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. Capita IRG Trustees assumed certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities and to provide copies of, and access to, the register of Depositary Interests.

(a)	Capita IRG Trustees warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out custodial and other activities under the Deed Poll. It also undertakes to maintain that status and authorisation. It will either itself or through its appointed Custodian as bare trustee hold the deposited property (which includes, inter alia, the securities represented by the Depositary Interests) for the benefit of the holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll. Catlin agrees to provide such assistance, information and documentation to Capita IRG Trustees as is reasonably required by Capita IRG Trustees for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, Catlin is to supply Capita IRG Trustees with all documents it sends to its shareholders so that Capita IRG Trustees can distribute the same to all holders of Depositary Interests.

(b)	The agreement sets out the procedures to be followed where Catlin is to pay or make a dividend or other distribution and in respect of voting at general or other meetings. Capita IRG Trustees is to indemnify Catlin and each of its subsidiaries and subsidiary undertakings against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interests or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder. The agreement is to remain in force for as long as the Deed Poll remains in force. Catlin may terminate the appointment of Capita IRG Trustees if an Event of Default (as defined in the Depositary Agreement) occurs in relation to Capita IRG Trustees or if it commits an irremediable material breach of the agreement or the Deed Poll or any other material breach which is not remedied within 30 days. Capita IRG Trustees has the same termination rights in respect of Events of Default occurring or any breach by Catlin. Either of the parties may terminate Capita IRG Trustees’ appointment by giving not less than 90 days’ written notice. If the appointment is terminated on an Event of Default or breach, Capita IRG Trustees must serve notice to terminate the Deed Poll by giving 30 days’ notice to all holders of Depositary Interests. If the appointment is terminated by 90 days’ written notice, Capita IRG Trustees must serve notice to terminate the Deed Poll such that its appointment and the Deed Poll terminate on the same date. In either case if Capita IRG Trustees fails to serve notice to terminate the Deed Poll Catlin may do so on its behalf as its duly authorised attorney. Capita IRG Trustees agrees that it will not without the prior written

APPENDIX III — ADDITIONAL INFORMATION

consent of Catlin terminate or take any steps to terminate the Deed Poll other than in accordance with the provisions of the Depositary Agreement.

(c)	Capita IRG Trustees is to ensure that any custodian and any person who maintains the register of Depositary Interests is a member of its group and may not subcontract or delegate its obligations under the Deed Poll to a company that is not a member of the same group without Catlin’s consent. Catlin is to pay certain fees and charges including, inter alia, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. Capita IRG Trustees is also entitled to recover reasonable out of pocket fees and expenses.

(d)	Catlin pays certain fees and charges under the Depositary Agreement including, inter alia, an annual fee of £10,000, a fee based on the number of Depositary Interests and certain CREST related fees, all of which are customary for an agreement of this type.

7.4	A placing agreement (the “Placing”) dated 9 March 2006 and made between Catlin and JPMorgan Cazenove, JPMorgan Securities Limited and UBS Limited relating to a placing with institutional investors of 7,704,900 Common Shares by means of an accelerated bookbuild process at a price of 500 pence per Common Share. The Placing raised approximately £38 million, net of expenses.

7.5	Catlin as borrower and guarantor and Catlin Holdings Limited, Catlin Holdings (UK) Limited, Catlin Insurance Company Limited, Catlin Syndicate Limited, Catlin Finance (UK) Limited and Catlin Insurance Company (UK) Holdings Limited, each as guarantors, entered into a $500 million credit facility dated 17 November 2006 with J.P.Morgan Europe Limited as Agent, J.P. Morgan PLC as arranger and JPMorgan Chase Bank, N.A. as original bank.

The facility agreement provides for a single US dollar denominated facility to be used amongst other purposes for financing the Acquisition and associated transaction and other costs. All amounts outstanding under the facility agreement shall be repaid on the final maturity date, being 364 days after the date of the facility agreement, provided that, at Catlin’s option (subject to no default being outstanding under the facility agreement and payment of an extension fee of 0.15 per cent. of each bank’s commitment), the final maturity date may be extended by 6 months.

Advances under the facility agreement bear interest at LIBOR plus, where appropriate, mandatory costs plus, in the period from the date of first utilisation under the facility until 30 April 2007, 0.45 per cent. per annum, and from 30 April 2007 until the final maturity date, 0.60 per cent. per annum and, to the extent that the extension option referred to above is exercised by Catlin, from the final maturity date to the date falling 6 months thereafter, 0.80 per cent. per annum. Catlin is liable to pay a commitment fee of 0.125 per cent. per annum on each bank’s undrawn commitment, payable quarterly in arrears, together with an annual agency fee.

Under the facility, the borrower and guarantors give various covenants and undertakings customary for facilities of this nature including the provision of certain financial information, preservation of assets and compliance with all material laws to which such entities may be subject. The facility agreement contains certain restrictions on the borrowers and guarantors including restrictions on granting security, entering into mergers and acquisitions, the disposal of certain assets, entering into transactions with affiliates, the incurrence of financial indebtedness and the granting of loans and guarantees.

All amounts outstanding under the facility agreement shall, at the option of the majority banks, be prepayable if, in summary, there is a change of control whereby any person or group of persons acting in concert gain control of Catlin. In addition, if (i) it becomes unlawful for any bank under the facility agreement to make loans or participate in the facility agreement then such bank’s share of any outstanding amounts under the facility agreement may be prepayable, or (ii) any member of the Catlin Group raises certain financial indebtedness, or Catlin receives cash or cash equivalents in connection with certain ordinary shares, preference shares or other equity issuances, then a prepayment of amounts outstanding under the facility agreement to the extent of such raised financial indebtedness, or cash or cash equivalents received, shall be made.

The facility agreement contains events of default customary for acquisition financings, the occurrence of which would entitle the banks to accelerate all outstanding loans and terminate their commitments in respect of the facility agreement.

APPENDIX III — ADDITIONAL INFORMATION

7.6	Catlin Bermuda entered into a catastrophe swap agreement on 17 November 2006 that provides up to $200.25 million in coverage in the event of a series of severe natural catastrophes. Catlin Bermuda purchased the catastrophe swap from a special purpose vehicle, Bay Haven Limited (“Bay Haven”). Bay Haven has in turn issued to investors $200.25 million in three-year floating rate notes, divided into Class A and Class B notes. The proceeds of these notes comprise the collateral for Bay Haven’s obligations to Catlin Bermuda under the catastrophe swap.

The catastrophe swap responds to covered risk events occurring during a three-year period. No payment will be made for the first three such risk events. Bay Haven will pay Catlin Bermuda $33.375 million per covered risk event thereafter, up to a maximum of six events. The aggregate limit payable to Catlin Bermuda is $200.25 million.

The categories of risk events covered by the transaction are: US hurricanes (Florida, Gulf States and East Coast), California earthquakes, US Midwest earthquakes, UK windstorms, European (excluding UK) windstorms, Japanese typhoons and Japanese earthquakes. Only one payment will be made for each covered risk event, but the catastrophe swap will respond to multiple occurrences of a given category of risk event, if more than one qualifying US hurricane occurs during the period.

The catastrophe swap will be triggered for US risk events, if aggregate insurance industry losses, as estimated by Property Claims Services exceed defined threshold amounts. Coverage for non-US risk events will be triggered if specific parametric criteria, such as wind speeds or ground motions, were met or exceeded. The first two events paid under the catastrophe swap will impact the Class B notes; subsequent events, up to the limit of six events over the three year period, will impact the Class A Notes.

In addition, on 17 November 2006 Catlin Bermuda entered into a further catastrophe swap agreement with ABN AMRO Bank N.V. London Branch which will respond to the third covered risk event (that is, the covered risk event before the Class B notes are triggered). The terms are otherwise as described for the Class A and Class B notes.

7.7	Pursuant to a letter dated 29 October 2006, Catlin and Wellington have agreed that each party shall pay to the other an inducement fee of £5.9 million in the following circumstances:

(a)	Wellington will pay an inducement fee if following the making of the Offer, it lapses or is withdrawn as a result of a failure to meet the acceptance condition and:

(A)	an Independent Competing Offer becomes effective or is declared unconditional in all respects; or

(B)	before the Offer lapses or is withdrawn, Wellington’s directors have:

(i)	withdrawn or, in a manner adverse to Catlin, modified their approval or unanimous recommendation of the Offer; or

(ii)	publicly approved or recommended an Independent Competing Offer.

(b)	Catlin will pay an inducement fee if:

(A)	following the making of the Offer, it lapses or is withdrawn and, before it lapses or is withdrawn, Catlin’s directors have withdrawn or, in a manner adverse to Wellington, modified their approval or unanimous recommendation to Catlin Shareholders to vote in favour of all resolutions to be proposed at the General Meeting (or at any adjournment thereof); or

(B)	Catlin Shareholders do not pass all resolutions as may be necessary to approve, implement and effect the Offer at the General Meeting (or at any adjournment thereof) by not later than 31 December 2006.

7.8	By a letter agreement dated 7 November 2006 from Catlin to WUAL, and in consideration of WUAL issuing the Cessation Application, Catlin agrees to pay, or reimburse to WUAL, on demand a sum equal to the amount of all the compensation payable to unaligned members of Syndicate 2020 who validly accept the compensation offered by WUAL pursuant to the Cessation Application, and to pay the costs of printing and posting the Cessation Application. In the event that all unaligned members of Syndicate 2020 choose the all-cash option, compensation payable would total approximately £127 million. The Cessation

APPENDIX III — ADDITIONAL INFORMATION

Application and payment of compensation are conditional upon the Offer’s becoming or being declared unconditional in all respects.
               Wellington Group

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by members of the Wellington Group during the period commencing on 24 October 2004 (being two years prior to the commencement of the Offer Period) and ending on 22 November 2006 (being the latest practicable date prior to the publication of this document) and are, or may be, material:

7.9	A £120 million facilities agreement (the “Facilities Agreement”) entered into on 26 November 2003 by Wellington and some of its subsidiaries with Barclays Bank PLC as agent and trustee and certain other banks (the “Banks”). Wellington and the Banks have recently agreed various changes to the Facilities Agreement although, as at the date of this document, these changes have not yet been evidenced in writing. This summary of the Facilities Agreement provides details of the proposed changes to this agreement. Pursuant to the Facilities Agreement, the Banks agreed to make available to the borrowers who are corporate members (as defined in the Facilities Agreement) a sterling letter of credit facility (with dollars as an optional currency) in an aggregate amount of £75 million. In addition, the Facilities Agreement also makes available to the borrowers who are not corporate members, a sterling term loan facility (with dollars as an optional currency) in an aggregate amount of £30 million and a revolving credit facility (with dollars as an optional currency) in an aggregate amount of £15 million or its equivalent from time to time in dollars. However, the Banks and Wellington have agreed that the revolving credit facility is no longer available with effect from 22 November 2006.

Currently, the letter of credit facility is made available for the purpose of supporting funds at Lloyd’s up to and including the 2006 year account of Syndicate 2020. However, it has been agreed with the Banks that the letter of credit facility should be extended to support funds at Lloyds for the 2007 year of account of Syndicate 2020. Commission of 1.75 per cent per annum is payable on the maximum actual and contingent liabilities of the Banks under the relevant letter of credit (and 0.50 per cent. per annum in respect of letters of credit for which cash collateral has been provided). Each letter of credit must have a termination date of no later than the earlier of: (i) 31 December 2009 (and, under the agreed extension, 31 December 2010); or (ii) the date on which all outstanding letters of credit have been returned to the agent under the Facilities Agreement and no further letters of credit may be requested. Each borrower that has requested a letter of credit from a Bank agrees to indemnify such Bank against any sums paid (or due and payable) and all liabilities, claims, costs and expenses which such bank incurs in connection with a letter of credit. The letter of credit facility is currently fully utilised and the letters of credit drawn under the facility have a termination date of 31 December 2009. However, the extension to the letter of credit facility means that the termination date for this facility will be 31 December 2010.

The term loan facility was made available for the purchase of additional underwriting capacity in Syndicate 2020 as well as for general corporate purposes. The term facility was repaid early, on 22 May 2006.

The revolving credit facility is made available for general corporate purposes and to provide working capital. No revolving loans may have a repayment date later than 31 December 2007. Interest equal to the sum of a margin of 1.75 per cent. per annum, LIBOR and a mandatory costs rate applies in respect of advances made under the revolving credit facility. The revolving credit facility is currently undrawn. A commitment commission equal to 0.50 per cent. per annum is payable in respect of undrawn amounts of the available facilities. The facilities are secured by fixed and floating charges over the assets of certain members of the Wellington Group including WUAL and WUI. As noted above, the revolving credit facility is no longer available with effect from 22 November 2006.

The Facilities Agreement contains representations, warranties, undertakings and indemnities that are given by the Wellington parties, requirements as to the financial condition of the Wellington Group, and events of default entitling the Banks to declare loans outstanding to be immediately due and payable and to require each borrower that has requested a letter of credit to procure that the issuing Bank’s liabilities thereunder are reduced to zero and/or to provide cash collateral in respect of the outstanding letters of credit.

APPENDIX III — ADDITIONAL INFORMATION

The Facilities Agreement was amended on 12 April 2005 in order to (amongst other things) extend the availability periods and repayment dates applicable to the facilities. The Facilities Agreement was further amended on 19 December 2005 in order to (amongst other things) amend provisions relating to the financial condition of Wellington group companies and to facilitate the transfer of shares and options held by Wellington in Aspen to Wellington Investment Holdings (Jersey) Limited. As part of that transaction, Wellington Investment Holdings (Jersey) Limited entered into an undertaking in favour of the agent under the Facilities Agreement to pay to Wellington its income profits. The Facilities Agreement was further amended on 15 May 2006 in order to (amongst other things) facilitate the entry by Wellington into loan note purchase agreements and notes issued thereunder (as summarised below). Wellington Investment (UK) Limited, a subsidiary of Wellington Investment Holdings (Jersey) Limited, acceded to the Facilities Agreement on 18 May 2006 in accordance with its terms as a guarantor and provided fixed and floating charges over its assets in favour of the agent as trustee. Further, as noted above, it has been agreed between Wellington and the Banks that the Facilities Agreement is to be amended to provide that the letter of credit facility will be extended to support the 2007 year of account of Syndicate 2020 and the revolving credit facility is no longer available with effect from 22 November 2006.

7.10	On 12 May 2006, Wellington issued $27,000,000 Floating Rate Subordinated Notes due 2036 (the “First USD Notes”) and €7,000,000 Floating Rate Subordinated Notes due 2035 (the “First Euro Notes”) (together “the First Notes”). Wellington entered into a number of agreements in connection with the issue of the First Notes including:

(i)	a US Dollar Note Purchase Agreement dated 12 May 2006 between Wellington, Merrill Lynch International and Alesco Preferred Funding X, Ltd (the “First USD Purchasers”) relating to the purchase and offering of the First USD Notes. The agreement is for Wellington to issue and sell to each First USD Purchaser and for each First USD Purchaser to purchase a specified amount of the First USD Notes;

(ii)	a Euro Note Purchase Agreement dated 12 May 2006 between Wellington, Merrill Lynch International and Dekania Europe CDO I plc (the “First Euro Purchasers”) relating to the purchase and offering of the First Euro Notes. The agreement is for Wellington to issue and sell to each First Euro Purchaser and for each First Euro Purchaser to purchase a specified amount of the First Euro Notes;

(iii)	a US Dollar Agency Agreement dated 22 May 2006 between Wellington and The Bank of New York, London Branch relating to the First USD Notes. The purpose of this agreement is to set out the procedure for Wellington paying principal and interest on the First USD Notes to The Bank of New York, London Branch as paying agent who on pays to the noteholders and to appoint The Bank of New York as fiscal agent and registrar for the First USD Notes; and

(iv)	a Euro Agency Agreement dated 22 May 2006 between Wellington and The Bank of New York, London Branch relating to the First Euro Notes. The purpose of this agreement is to set out the procedure for Wellington paying principal and interest on the First Euro Notes to The Bank of New York, London Branch as paying agent who on pays to the noteholders and to appoint The Bank of New York as fiscal agent and registrar for the First Euro Notes.

The First USD Notes bear interest at a floating rate equal to three-month US Dollars LIBOR plus 3.17 per cent. per annum payable quarterly until 2036. The First Euro Notes bear interest at a floating rate equal to three-month US Dollars LIBOR plus 2.95 per cent. per annum payable quarterly until 2035. The First Notes are unsecured securities of Wellington and will, in the event of the winding-up of Wellington, be subordinated to the claims of all its Senior Creditors (as defined below) and payment of principal and interest under the First Notes will not be paid by Wellington on a winding-up unless Wellington is considered solvent immediately after payment. Senior Creditors are defined in the First Notes as any creditor of Wellington whose claims have been accepted by the liquidator in the winding-up of Wellington not being a creditor: (i) whose right to repayment ranks or is expressed to rank postponed to or subordinate to that of unsubordinated creditors of Wellington; (ii) whose right to repayment is made subject to a condition or is restricted (whether by operation of law or otherwise) or is expressed to be restricted in each case such that the amount which may be claimed for his own retention by such creditor in the event that Wellington is not solvent is less than in the event that Wellington is solvent; or (iii) whose debt is irrecoverable or expressed to be irrecoverable unless the persons entitled to payment of

APPENDIX III — ADDITIONAL INFORMATION

principal and interest in respect of the First Notes recover the amount of such principal and interest which such persons would be entitled to recover if payment of such principal and interest to such persons were not subject to any condition.

The First Notes are listed on the Official List and admitted to trading on the London Stock Exchange’s Gilt Edged and Fixed Interest Market. In connection with these admissions, Wellington prepared an offering circular dated 25 May 2006.

7.11	On 20 July 2006, Wellington issued US$31,300,000 Floating Rate Subordinated Notes due 2036 (the “FTN/ Bear Notes”), US$9,800,000 Floating Rate Subordinated Notes due 2036 (the “Alesco Notes”) and €11,000,000 Floating Rate Subordinated Notes due 2036 (the “Second Euro Notes” and together with the Second USD Notes “the Second Notes”).

Wellington entered into a number of agreements in connection with the issue of the Second Notes including:

(i)	a US Dollar Note Purchase Agreement dated 20 July 2006 between Wellington and Alesco Preferred Funding X, Ltd (“Alesco”) relating to the purchase and offering of the Alesco Notes. The agreement is for Wellington to issue and sell to Alesco and for Alesco to purchase the Alesco Notes;

(ii)	a US Dollar Note Purchase Agreement dated 20 July 2006 between Wellington, First Tennessee Bank National Association (“FTN”) and Bear, Stearns & Co. Inc. (“Bear”) (together with FTN, the “Purchasers”) relating to the purchase and offering of the FTN/ Bear Notes. The agreement is for Wellington to issue and sell to the Purchasers and for the Purchasers to purchase the FTN/ Bear Notes;

(iii)	a Euro Note Purchase Agreement dated 20 June 2006 between Wellington and Merrill Lynch International (the “Second Euro Purchaser”) relating to the purchase and offering of the Second Euro Notes. The agreement is for Wellington to issue and sell to the Second Euro Purchaser and for the Second Euro Purchaser to purchase the Second Euro Notes;

(iv)	FTN/ Bear Agency Agreement dated 20 July 2006 between Wellington and The Bank of New York, London Branch relating to the FTN/ Bear Notes. The purpose of this agreement is to set out the procedure for Wellington paying principal and interest on the FTN/ Bear Notes to The Bank of New York, London Branch, as paying agent and registrar who on pays to the noteholders and to appoint The Bank of New York as fiscal agent and registrar for the FTN Bear Notes;

(v)	Alesco Agency Agreement dated 20 July 2006 between Wellington and The Bank of New York, London Branch relating to the Alesco Notes. The purpose of this agreement is to set out the procedure for Wellington paying principal and interest on the Alesco Notes to The Bank of New York, London Branch, as paying agent and registrar who on pays to the noteholders and to appoint The Bank of New York as fiscal agent and registrar for the Alesco Notes; and

(vi)	Euro Agency Agreement dated 20 July 2006 between Wellington and The Bank of New York, London Branch relating to the Second Euro Notes. The purpose of this agreement is to set out the procedure for Wellington paying principal and interest on the Second Euro Notes to The Bank of New York, London Branch as paying agent who on pays to the noteholders and to appoint The Bank of New York as fiscal agent and registrar for the Second Euro Notes.

The FTN/ Bear Notes bear interest at a floating rate equal to three-month US Dollars LIBOR plus 3.10 per cent. per annum payable quarterly until 2036. The Second Euro Notes and the Alesco Notes bear interest at a floating rate equal to three-month US Dollars LIBOR plus 3 per cent. per annum payable quarterly until 2036. The Second Notes are unsecured securities of Wellington and will, in the event of the winding-up of Wellington, be subordinated to the claims of all its Senior Creditors (as defined below) and payment of principal and interest under the Second Notes will not be paid by Wellington on a winding-up unless Wellington is considered solvent, immediately after payment. Senior Creditors are defined in the Second Notes as any creditor whose claims have been accepted by the liquidator in the winding-up of Wellington not being a creditor: (i) whose right to repayment ranks or is expressed to rank postponed to or subordinate to that of unsubordinated creditors of Wellington; (ii) whose right to repayment is made subject to a

APPENDIX III — ADDITIONAL INFORMATION

condition or is restricted (whether by operation of law or otherwise) or is expressed to be restricted in each case such that the amount which may be claimed for his own retention by such creditor in the event that Wellington is not solvent is less than in the event that Wellington is solvent; or (iii) whose debt is irrecoverable or expressed to be irrecoverable unless the persons entitled to payment of principal and interest in respect of the Second Notes recover the amount of such principal and interest which such persons would be entitled to recover if payment of such principal and interest to such persons were not subject to any condition.

The Second Notes are listed on the Official List and traded on the London Stock Exchange’s Gilt Edged and Fixed Interest Market. In connection with these admissions, Wellington prepared an offering circular dated 24 August 2006.

7.12	As part of its investment in Aspen and the launch of Aspen UK in 2002, Wellington was granted an option to subscribe for 378,112 non-voting ordinary shares of Aspen, then representing 12.5 per cent. of the fully diluted share capital of Aspen. In anticipation of the initial public offering of Aspen on the New York Stock Exchange and a proposed 10 for 1 stock split, Aspen entered into an amended and restated instrument on 2 December 2003 in respect of this option which increased the number of Aspen shares subject to it to 3,781,120. The listing of Aspen shares on the New York Stock Exchange in December 2003 triggered the conversion of the option shares into ordinary voting shares.

As a result of the initial public offering of Aspen and its listing on the New York Stock Exchange in December 2003, the option is exercisable by Wellington in whole or in part, subject to a minimum exercise of 1,000,000 shares, at any time on or before 21 June 2012.

The option will lapse at the end of the term, on the liquidation of Aspen (other than liquidation on reconstruction or amalgamation) or, if the option is not exercised, on the completion of an Asset Sale or Share Sale (each as defined in the option agreement). The subscription price payable for each Aspen share on exercise of the option is £10, together with interest on such amount accruing at 5 per cent. per annum from the date of issue of the option until the date of exercise of the option. The option may be exercised on a “cashless basis” in respect of the portion of Aspen option shares representing the premium over the original subscription price, subject to relevant company law requirements.

There are a range of anti-dilution protections for Wellington contained in the instrument providing for a subsequent adjustment of Wellington’s subscription rights in the event of an “adjustment event” taking place such as an alteration of the share capital of Aspen which affects the real value of Wellington’s options.

7.13	The inducement fee letter referred to in paragraph 7.7 of this Appendix III.

7.14	The following agreements have been entered into by the Wellington Group in connection with the Cessation Application:

(a)	the letter agreement described in paragraph 7.8 of this Appendix III; and

(b)	a proposal made by WUAL on 8 November 2006 to the unaligned members of Syndicate 2020 (the “Unaligned Members”) pursuant to which compensation will be paid to Unaligned Members if the Cessation Application is approved (the “Compensation Notice”). In addition, the Compensation Notice gives certain other notices and information required pursuant to Lloyd’s bye-laws. The terms of the compensation allow the Unaligned Members to choose between receiving:

(i)	50 pence in cash for each £1 of capacity on Syndicate 2020; or

(ii)	40 pence in cash for each £1 of capacity on Syndicate 2020 plus the option to maintain an equivalent amount of capacity on a new reinsurance syndicate that will write a whole account quota share reinsurance of Syndicate 2003 for at least the 2007 and 2008 years of account.

Should all Unaligned Members choose the all cash option, compensation paid would total approximately £127 million. Members’ agents representing the Unaligned Members of Syndicate 2020 recommend that all Unaligned Members of Syndicate 2020 for whom they act vote in favour of and accept the terms of the proposed compensation.

APPENDIX III — ADDITIONAL INFORMATION

The Cessation Application and payment of compensation are conditional upon the Offer becoming or being declared unconditional in all respects.

Save as disclosed in this paragraph 7, there have been no contracts entered into by any member of the Catlin Group or any member of the Wellington Group during the period commencing on 24 October 2004 (being two years prior to the commencement of the Offer Period) and ending on 22 November 2006 (being the latest practicable date prior to the publication of this document) which are outside the ordinary course of their respective businesses and which are or may be material.

8.	Service contracts and other arrangements with Wellington Directors

8.1	Basic salary of executive directors of Wellington

The basic salary for all executive directors of Wellington is determined by the Wellington remuneration committee, taking into account both information available in respect of salaries paid for similar appointments in comparable organisations, as well as individual performance. Basic salaries were reviewed as at 1 April 2006 for the following 12 months. The basic salaries of the executive directors of Wellington as at 22 November 2006 (being the latest practicable date prior to the publication of this document) were:

Director	Basic salary

(per annum)
Preben Prebensen	£431,600
Katherine Letsinger	£261,040
David Ibeson	£294,320

8.2	Wellington executive directors’ service contracts and other benefits

(a)	Service contracts

Preben Prebensen is employed by WUSL, a subsidiary of Wellington which acts as an internal management company, as Chief Executive Officer of Wellington on a continuous contract which provides for 12 months’ written notice of termination from either Wellington or Preben. Preben’s contract can be terminated without notice or compensation in certain specified circumstances such as serious misconduct. Upon termination for other reasons, Preben’s entitlement to payment in lieu of notice is only payable in full if no new employment is secured by him within nine months following the date of termination and provided that he has made all reasonable attempts to secure a new position. Preben’s contract contains provisions restricting him from taking certain actions, such as taking similar employment in a competing business, within six months of termination of employment with Wellington.

Katherine Letsinger is employed by WUSL as Group Finance Director of the Wellington Group on a continuous contract which provides for 12 months’ written notice of termination from Wellington and six months’ written notice from her. Her contract automatically terminates when she reaches 60 and it can also be terminated without notice or compensation in certain specified circumstances such as serious misconduct. Katherine’s contract contains provisions restricting her from taking certain actions, such as taking similar employment in a competing business, within six months of termination of employment with Wellington.

David Ibeson is employed by WUSL as Chief Executive of WUAL on a continuous contract which provides for six months’ written notice of termination from either Wellington or David. His contract automatically terminates when he reaches 60 and it can also be terminated without notice or compensation in certain specified circumstances such as serious misconduct. David’s contract contains provisions restricting him from taking certain actions, such as taking similar employment in a competing business, within six months of termination of employment with Wellington.

APPENDIX III — ADDITIONAL INFORMATION

Certain additional details relating to the appointments of the executive directors of Wellington are noted below:

Date last re-elected
	Execution date of	Date first appointed to	as a Wellington	Date next due for
Executive Director	service contract	the Board	Director	re-election

Preben Prebensen	21 August 2004	20 September 2004	8 June 2005	AGM in 2008
Katherine Letsinger	16 September 2002	16 September 2002	7 June 2006	AGM in 2009
David Ibeson	1 August 1998	14 November 2000	9 June 2004	AGM in 2007

(b)	Other benefits

The executive directors of Wellington are provided with medical insurance, company car or car allowance (at their choice) and death in service benefits. The executive directors of Wellington are also included in the Wellington Group private healthcare scheme, which is reviewed annually in order to reflect current market practice in respect of benefits and cost.

Wellington operates a contributory money purchase pension scheme, the Wellington group pension scheme, of which the executive directors of Wellington are members. In addition, certain insurances are purchased which provide life insurance cover, accidental death cover, pension cover in case of ill health and death in service benefits for the executive directors of Wellington.

David Ibeson also has the benefit of a funded unapproved retirement benefit scheme.

None of the Wellington Directors has any benefits accruing to them under the Wellington defined benefit pension scheme, which closed to new members on 30 September 1993 and which is known as the Fenchurch Scheme.

8.3	Incentivisation of executive directors of Wellington

In February 2005 the Wellington remuneration committee approved a revised annual bonus scheme for non-underwriting executive directors of Wellington Group companies, in which each of the executive Directors of Wellington is currently entitled to participate. These Wellington Directors are eligible to receive a discretionary bonus of up to 50 per cent. of basic annual salary, to be determined by the Wellington remuneration committee on the basis of Wellington Group results and individual performance as measured against personal objectives. In addition they are entitled to receive a contractual bonus of up to 100 per cent. of basic salary dependent upon the Wellington Group’s performance relative to targets set each year by the remuneration committee, by reference to profit before tax on Wellington Group underwriting operations (50 per cent.), return on equity on Wellington Group underwriting operations (30 per cent.) and change in value of the Aspen investment (20 per cent.). The contractual element of this bonus scheme has been changed from 2006 to remove the Aspen component following the significant reduction of the Wellington Group’s holding in Aspen during 2005. For 2006, the contractual bonus for these Wellington Directors will be set by reference to profit before tax on Wellington Group underwriting operations (50 per cent.) and return on equity on Wellington Group underwriting operations (50 per cent.).

The executive directors of Wellington are also entitled to participate in the Wellington Share Schemes.

APPENDIX III — ADDITIONAL INFORMATION

8.4	Non-executive directors’ of Wellington letters of appointment and other benefits

Each of the non-executive directors of Wellington has agreed terms of appointment with Wellington as follows:

	Date of			Salary
Non-executive	commencement of			or fees
Director	appointment	Unexpired term	Notice period	£’000

John Barton	1 January 2006	Expires on the earlier of the AGM in 2008 or 31 December 2008	Six months for John Barton; 12 months for Wellington	125
John Engestrom	7 June 2006	Expires at the AGM in 2009	Six months	40
Paul Hamilton	7 June 2006	Expires at the AGM in 2009	Six months	43
Julian Hance	8 June 2005	Expires at the AGM in 2008	Six months	40

Non-executive directors of Wellington are normally appointed for a period of three years, although this may be extended for a further period of three. All non-executive directors are required to offer themselves for re-election to the board every three years.

The remuneration of the non-executive directors of Wellington is determined by the board. No provisions are made within the contract of any non-executive director of Wellington for any additional payments upon early termination.

9.	Other information

(a)	No proposal exists in connection with the Offer for any payment or other benefit to be made or given to any Wellington Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(b)	Save as disclosed herein, no agreement, arrangement or understanding (including any compensation arrangement) exists between Catlin, or any person acting in concert with it for the purposes of the Offer, and any of the directors, recent directors, shareholders or recent shareholders of Wellington, or any person interested or recently interested in Wellington relevant securities, having any connection with, or dependence upon, the Offer.

(c)	No agreement, arrangement or understanding exists whereby the beneficial ownership of any of the Wellington Shares to be acquired by Catlin pursuant to the Offer will be transferred to any other person, save that Catlin reserves the right to transfer any such shares to any member of the Catlin Group.

(d)	None of Catlin, any person acting in concert with Catlin, Wellington or any associate of Wellington or of Catlin has any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing.

(e)	Whilst the emoluments of the Catlin Directors will not be affected by the Acquisition, the Catlin Directors will be eligible for inclusion in the group of key people across the Enlarged Group for consideration for appropriate retention arrangements as referred to in paragraph 6 of Part I and paragraph 10 of Part II of this document.

(f)	Save as disclosed in this document, the Catlin Directors are not aware of any material change in the financial or trading position of Catlin since 31 December 2005 being the date to which the last published audited accounts of Catlin were prepared.

(g)	Save as disclosed in this document, the Wellington Directors are not aware of any material change in the financial or trading position of Wellington since 31 December 2005, being the date to which the last published audited accounts of Wellington were prepared.

(h)	JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion of references herein to its name in the form and context in which they are included.

APPENDIX III — ADDITIONAL INFORMATION

(i)	Lexicon Partners has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references herein to its name in the form and context in which they are included.

(j)	Except with the consent of the Panel, settlement of the consideration to which any Wellington Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Catlin may otherwise be, or claim to be, entitled against such Wellington Shareholder.

10.	Bases and sources of information

(a)	The unaudited estimate that, in the US, Wellington will write $280 million in gross premiums in 2006 is based on the statement in the CEO review in Wellington’s interim report for the 6 months ended 30 June 2006 published on 31 August 2006 that “together Wellington’s US businesses will write gross premium of approximately $280 million”.

(b)	The unaudited estimate of 2007 combined stamp capacity of up to £1.3 billion is based on the Catlin Syndicate’s existing capacity of £480 million and Syndicate 2020’s existing capacity of £800 million.

(c)	The unaudited estimated aggregated gross premiums written by the enlarged Catlin US for 2006 in excess of $300 million is based on Wellington’s published statement referred to in paragraph (a) above and Catlin’s unpublished management projections for its US operations in 2006.

(d)	The unaudited estimate that Catlin’s US expense ratio will be significantly lowered for 2007/08 as a result of the Acquisition is based on Catlin’s new US operations still being in start-up mode (with expenses as a percentage of income being higher than for an established business) and the consequential benefits of combining with Wellington’s established business.

(e)	The unaudited statement that total investments, cash and cash equivalents will increase 81 per cent. to $4.5 billion is based on:

US$ thousands	Catlin Group	Pro forma

Total investments	1,704,414[a]	3,110,599[a]
Cash and cash equivalents	794,497[a]	1,411,784[a]
	2,498,911	4,522,383	+81%

[a]	extracted without adjustment from Part XI of the Prospectus

(f)	The Board’s expectation that post-tax synergies of $70 million will arise from the Acquisition — projected to be achieved in full by 2008 — and that a restructuring charge of approximately $20 million pre-tax will be incurred in 2007 is based on management projections. Both numbers are unaudited.

(g)	The anticipated Catlin Group tax rate not exceeding 15 per cent. is based on management projections and at projected levels of profitability. This number is unaudited.

(h)	As at the close of business on 21 November 2006 (the latest practicable date before the publication of this document), there were:

(i)	163,860,875 Catlin Shares in issue;

(ii)	489,834,515 Wellington Shares in issue; and

(iii)	options over 26,002,662 Wellington Shares which are exercisable or could become exercisable before the Offer closes.

Pursuant to the scrip dividend alternative offered to Wellington Shareholders on 29 September 2006, Wellington expects to issue a further 4,656,280 Wellington Shares on 24 November 2006. These Shares have been taken into account in calculating the current value of the Offer.

(j)	The maximum number of New Catlin Shares is based on the Offer ratio of 0.17 and the aggregate of (i) the Wellington Shares in issue as at the close of business on 21 November 2006, (ii) the number of Wellington Shares that could be issued pursuant to the exercise of options whilst the Offer remains open

APPENDIX III — ADDITIONAL INFORMATION

for acceptance and (iii) the number of shares expected to be issued to satisfy elections for the scrip dividend alternative offered to Wellington Shareholders on 29 September 2006.

11.	Documents available for inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ while the Offer remains open for acceptance:

(a)	the Memorandum and Articles of Association of Wellington and the Memorandum of Association and Bye-laws of Catlin;

(b)	the published audited consolidated accounts of each of Catlin and Wellington for the last two financial years ended 31 December 2005 and 31 December 2004;

(c)	the full list of dealings aggregated in paragraph 4.2(a)(iii) of this Appendix III;

(d)	the irrevocable undertakings to accept the Offer referred to in paragraph 5 of this Appendix III;

(e)	the material contracts referred to in paragraph 7 of this Appendix III;

(f)	the service agreements of the Wellington Directors referred to in paragraph 8 of this Appendix III;

(g)	the letters of consent referred to in paragraph 9(h) and (i) of this Appendix III;

(h)	this document and the Form Of Acceptance And Election; and

(i)	the Prospectus and the Circular.
Dated: 24 November 2006

DEFINITIONS
The following definitions apply throughout this document unless the context otherwise requires:

“2005 US Hurricanes”	means hurricanes Katrina, Rita and Wilma which affected the US during the course of 2005;

“Acquisition”	means the proposed acquisition by Catlin pursuant to the Offer of the issued and to be issued share capital of Wellington;

“Admission”	means the admission of the New Catlin Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities in accordance with the Admission and Disclosure Standards;

“Admission and Disclosure Standards”	means the requirements contained in the publication “Admission and Disclosure Standards” dated July 2006 (as amended from time to time) containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities;

“Announcement” or “Press Announcement”	means the announcement by Catlin and Wellington dated 30 October 2006 pursuant to Rule 2.5 of the City Code in respect of the Offer;

“Australia”	means the Commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“Basic Offer TTE instruction”	means a transfer to escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Wellington Shares in uncertificated form meeting the requirements set out in paragraph 19 of the letter from the Chairman of Catlin contained in Part II of this document;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“Canada”	means Canada, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“Capita Registrars”	a trading name of Capita IRG Plc;

“Catlin”	means Catlin Group Limited;

“Catlin Bermuda”	means Catlin Insurance Company Limited;

“Catlin Board”, “Board of Catlin” or “Catlin Board of Directors”	means the board of directors of Catlin;

“Catlin Directors”	means the directors of Catlin;

“Catlin Group”	means Catlin and its subsidiary undertakings excluding the Wellington Group;

“Catlin Shares” or “Common Shares”	means the common shares of $0.01 each in the capital of Catlin;

“Catlin Shareholders”	means the holders of Catlin Shares;

“Catlin UK”	means Catlin Insurance Company (UK) Ltd;

“Catlin US”	means Catlin Insurance Company Inc.;

“certificated” or “in certificated form”	means a share or other security which is not in uncertificated form (that is, not in CREST);

DEFINITIONS

“Cessation Application”	means the application made by WUAL pursuant to Lloyd’s Major Syndicate Transactions Byelaw for WUAL to cease accepting new or renewal business on behalf of Syndicate 2020 with effect from 31 December 2006;

“City Code” or “Code”	means the City Code on Takeovers and Mergers of the United Kingdom;

“Closing Price”	the middle market quotation as derived from the London Stock Exchange Daily Official List;

“Companies Act” or “the Act”	means the Companies Act 1985 as amended;

“Conditions”	means the conditions to the Offer set out in Appendix I to this document;

“CREST”	means the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);

“CRESTCo”	means CRESTCo Limited;

“CREST member”	means a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations);

“CREST participant”	means a person who is, in relation to CREST, a system-participant (as defined in the Regulations);

“CREST payment”	shall have the meaning given in the CREST manual issued by CRESTCo;

“CREST personal member”	means a CREST member admitted to CREST as a personal member under the sponsorship of a CREST sponsor;

“CREST sponsor”	means a CREST participant admitted to CREST as a CREST sponsor;

“Depositary”	means Capita IRG Trustees Limited;

“Depositary Interests”	means the dematerialised depositary interests in respect of the Common Shares issued or to be issued by the Depositary;

“Disclosure Rules”	means the disclosure rules and regulations made by the UK Listing Authority;

“Electronic Acceptance”	means the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer (including, where relevant, an election under the Mix And Match Facility) on the terms set out in this document;

“Enlarged Group”	means the Catlin Group and the Wellington Group following completion of the Acquisition;

“ESA instruction”	means an Escrow Account Adjustment Input (AESN), transaction type “ESA” (as described in the CREST manual issued by CRESTCo);

“Escrow Agent”	means Capita IRG Plc, in its capacity as an escrow agent as described in the CREST manual issued by CRESTCo;

“First Closing Date”	means 18 December 2006

“Form Of Acceptance And Election”	means the form of acceptance and election relating to the Offer which accompanies this document;

“FSA” or “Financial Services Authority”	means the UK Financial Services Authority, acting in its capacity as competent authority for the purposes of Part VI of FSMA;

DEFINITIONS

“FSMA”	means the Financial Services and Markets Act 2000 as amended;

“Further Terms”	means the further terms of the Offer set out in Appendix I to this document;

“General Meeting”	means the general meeting of Catlin convened for 12 December 2006 for the purposes of, inter alia, considering, and if thought fit, approving the Acquisition;

“Independent Competing Offer”	means an Independent Offer which is either announced before the Offer lapses or is withdrawn or is announced following the announcement of another Independent Offer which is itself announced before the Offer lapses or is withdrawn in accordance with its terms;

“Independent Offer”	means an offer (including by way of a scheme of arrangement) or proposal to acquire more than 50 per cent. of the Wellington Shares (when added to any Wellington Shares already owned or agreed to be acquired by the person making or entering into the offer or proposal) and which:

(a) is made or entered into by a person who is not acting in concert with or an affiliate of (as those terms are defined in the Code) Catlin; and

(b) does not relate to a reorganisation, reconstruction or redomestication of the Wellington Group and which does not result in a material change in the ultimate ownership of the Wellington Group;

“Interim Implementation Regulations”	means the Takeovers Directive (Interim Implementation) Regulations 2006;

“JPMorgan”	means JPMorgan Chase Bank, N.A.;

“JPMorgan Cazenove”	means JPMorgan Cazenove Limited;

“Lexicon Partners”	means Lexicon Partners Limited;

“Listing Rules”	means the listing rules and regulations made by the UK Listing Authority;

“Lloyd’s”	means the Society and Corporation of Lloyd’s incorporated by the Lloyd’s Act of 1871;

“London Stock Exchange”	means London Stock Exchange plc;

“Member Account ID”	means the identification code or number attached to any member account in CREST

“Mix And Match Facility”	means the mix and match facility under which Wellington Shareholders who validly accept the Offer may, subject to availability, elect to vary the proportion of New Catlin Shares and cash they will receive under the Offer;

“Mix and Match TTE instruction”	means a transfer to escrow instruction (as defined in the CREST manual) in relation to Wellington Shares in uncertificated form meeting the requirements set out in paragraph 19 of the letter from the Chairman of Catlin contained in Part II of this document;

“New Catlin Shares”	means Catlin Shares proposed to be issued fully paid to Wellington Shareholders pursuant to the Offer;

DEFINITIONS

“Offer”	means the offer recommended by the Board of Wellington made by Catlin (including the Mix And Match Facility) to acquire Wellington Shares on the terms and subject to the conditions set out or referred to in this document and the Form Of Acceptance And Election and, where the context admits, any subsequent revisions, variations, extensions or renewals thereof;

“Offer Document”	means this document;

“Offer Period”	has the meaning given in Part B of Appendix I to this document;

“Official List”	means the Official List maintained by the UK Listing Authority;

“Panel”	means the United Kingdom Panel on Takeovers and Mergers;

“Participant ID”	means the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant

“Prospectus”	means the prospectus issued by Catlin in connection with the proposed issue of New Catlin Shares and applications for Admission of the New Catlin Shares for the purposes of the Offer;

“Receiving Agent”	means Capita Registrars;

“Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);

“Regulatory Information Service”	means any of the services set out in Schedule 12 to the Listing Rules;

“Shares” or “Wellington Shares”	means the ordinary shares of 10 pence each in the capital of Wellington;

“Syndicate 2003” or the “Catlin Syndicate”	means syndicate 2003 at Lloyd’s;

“Syndicate 2020” or the “Wellington Syndicate”	means syndicate 2020 at Lloyd’s;

“TFE instruction”	means a transfer from escrow instruction properly authenticated in accordance with CRESTCo’s specifications for transfers from escrow (as described in the CREST manual issued by CRESTCo);

“TTE instruction”	means a transfer to escrow instruction properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow (as defined in the CREST manual issued by CRESTCo) in relation to Wellington Shares in uncertificated form meeting the requirements set out in paragraph 19 of the letter from the Chairman of Catlin contained in Part II of this document;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority” or “UKLA”	means the United Kingdom Financial Services Authority in its capacity as the competent authority for listing under Part VI of the FSMA;

“uncertificated” or “in uncertificated form”	means a share or other security which is for the time being recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“US Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Securities Act”	means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

DEFINITIONS

“US” or “United States” or “United States of America”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“Wellington” or the “Company”	means Wellington Underwriting plc;

“Wellington Approved ESOS”	means the Wellington Underwriting plc 1996 Approved Executive Share Option Scheme;

“Wellington Board”, “Board of Wellington” or “Wellington Board of Directors”	means the board of directors of Wellington;

“Wellington Corporate Members”	means those subsidiaries of Wellington which are registered as corporate members of Lloyd’s;

“Wellington Deferred Equity Scheme”	means the Wellington Underwriting plc Deferred Equity Share Scheme;

“Wellington Directors”	means the directors of Wellington;

“Wellington EBT”	means the Wellington Underwriting plc Employee’s Benefit Trust;

“Wellington Group”	means Wellington and its subsidiary undertakings;

“Wellington PSP”	means the Wellington Underwriting plc Performance Share Plan;

“Wellington SAYE Scheme”	means the Wellington Underwriting plc Savings-Related Share Option Scheme;

“Wellington Shareholders”	means the holders of Wellington Shares;

“Wellington Share Schemes”	means any or all of the Wellington PSP, the Wellington Approved ESOS, the Wellington Unapproved ESOS, the Wellington SAYE Scheme, the Wellington Underwriting Holdings Limited Executive Share Option Scheme, the Wellington Underwriting plc Overseas Share Option Scheme and the Wellington Deferred Equity Scheme;

“Wellington Unapproved ESOS”	means the Wellington Underwriting plc 1996 Executive Share Option (No. 2) Scheme;

“WSIC”	means Wellington Specialty Insurance Company;

“WUAL”	means Wellington Underwriting Agencies Limited;

“WUI”	means Wellington Underwriting Inc.; and

“WUSL”	means Wellington Underwriting Services Limited.
All references to legislation in this document are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.
For the purpose of this document, “subsidiary”, “subsidiary undertaking”, “undertaking” and “ associated undertaking” have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act). References to “£”, “sterling”, “p” and “pence” are to the lawful currency of the United Kingdom and references to “$”, “dollar”, “c” and “cents” are to the lawful currency of the United States of America.